   As filed with the Securities and Exchange Commission on November 28, 2001

                                                     Registration No. 333-72520
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Amendment No. 3

                                      TO
                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           UNION PACIFIC CORPORATION
            (Exact name of Registrant as specified in its charter)

              Utah                            4011                 13-2626465
  (State or Other Jurisdiction    (Primary Standard Industrial  (I.R.S. Employer
of Incorporation or Organization)    Classification Number)    Identification No.)

                               1416 Dodge Street
                             Omaha, Nebraska 68179
                                (402) 271-5777
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                           Carl W. von Bernuth, Esq.
             Senior Vice President, General Counsel and Secretary
                          James J. Theisen, Jr., Esq.
               Senior Corporate Counsel and Assistant Secretary
                           Union Pacific Corporation
                               1416 Dodge Street
                             Omaha, Nebraska 68179
                           Telephone: (402) 271-5777
      (Name, Address, Including Zip Code, and Telephone Number, Including
                       Area Code, of Agent for Service)

                               -----------------

                                  Copies to:

           Paul Schnell, Esq.              Brent J. Giauque, Esq.
       Richard J. Grossman, Esq.            Reed W. Topham, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Stoel Rives LLP
           Four Times Square               201 South Main Street
        New York, New York 10036         Salt Lake City, Utah 84111
       Telephone: (212) 735-3000         Telephone: (801) 328-3131

                               -----------------

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective and upon completion of the transactions described in this preliminary prospectus.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


           Offer to Exchange Each Outstanding Share of Common Stock

                                      of

                         Motor Cargo Industries, Inc.

                                      for

                        0.26 of a Share of Common Stock

                                      of

                           Union Pacific Corporation

                                      or

                       $12.10 Net to the Seller in Cash

subject, in each case, to the election procedure described in this preliminary prospectus and the related letter of election and transmittal.

   The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 29, 2001, unless extended according to the terms of this preliminary prospectus. Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration of the offer, but not during any subsequent offering period.

   On October 15, 2001, we entered into an Agreement and Plan of Merger with Motor Cargo Industries, Inc. Motor Cargo's board of directors has unanimously approved and adopted the merger agreement, determined that the offer is advisable and is fair to and in the best interests of the shareholders of Motor Cargo and recommends that Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer.

   We are offering to issue 0.26 of a share of Union Pacific Corporation common stock, par value $2.50 per share, or to pay $12.10 in cash, for each outstanding share of common stock, no par value, of Motor Cargo. Each Motor Cargo shareholder will be able to elect to receive cash, shares of Union Pacific common stock or a combination of both for his or her shares of Motor Cargo common stock subject, in each case, to the election procedure described in this preliminary prospectus and the related letter of election and transmittal.

   The purpose of our offer is for Union Pacific to acquire control of, and ultimately the entire common equity interest in, Motor Cargo. After completion of the offer, we intend to complete a merger with Motor Cargo in which each remaining outstanding share of Motor Cargo common stock would be converted into the right to receive $12.10 in cash, subject to dissenters' rights available under Utah law. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   Our obligation to exchange Union Pacific common stock and cash for Motor Cargo common stock is subject to the conditions listed under "The Offer--Conditions of Our Offer." Union Pacific common stock is listed on the New York Stock Exchange under the symbol "UNP" and Motor Cargo common stock is listed on the Nasdaq National Market under the symbol "CRGO." You are urged to obtain current market quotations for the shares of Union Pacific common stock and Motor Cargo common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this preliminary prospectus or determined if this preliminary prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

   See "RISK FACTORS" beginning on page 14 for a discussion of certain factors that you should consider in connection with the offer.

   We are not asking you for a proxy and you are requested not to send us a proxy. Any solicitation of proxies will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934.


         The date of this preliminary prospectus is November 28, 2001

                            ADDITIONAL INFORMATION

   This document incorporates important business and financial information about Union Pacific Corporation and Motor Cargo Industries, Inc. from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. This information is available at the Internet web site which the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Find More Information" on page 82.

   You also may request copies of these documents from us, without charge, upon written or oral request to our information agent, Morrow & Co., Inc., 445 Park Avenue, 5/th/ Floor, New York, New York 10022, collect at (212) 754-8000 or toll-free at (800) 654-2468 if you represent a bank or a brokerage firm or
(800) 607-0888 if you are a shareholder. In order to receive timely delivery of the documents, you must make your requests no later than November 22, 2001.

                               TABLE OF CONTENTS

                                                                                                    Page
                                                                                                    ----
QUESTIONS AND ANSWERS ABOUT THE PROPOSED ACQUISITION...............................................   1
SUMMARY............................................................................................   4
   Information About Union Pacific and Motor Cargo.................................................   4
   Reasons for the Offer...........................................................................   4
   The Offer.......................................................................................   4
   Election Procedure..............................................................................   6
   The Merger......................................................................................   6
   Shareholder Agreements..........................................................................   6
   Dissenters' Rights..............................................................................   6
   Material United States Federal Income Tax Consequences..........................................   7
   Union Pacific Will Account for the Merger Using the Purchase Method.............................   7
   Comparative Per Share Market Price Information..................................................   7
UNION PACIFIC SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA......................................   8
MOTOR CARGO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA........................................   9
COMPARATIVE PER SHARE DATA.........................................................................  11
COMPARATIVE STOCK PRICES AND DIVIDENDS.............................................................  12
   Union Pacific Dividend Policy...................................................................  13
RISK FACTORS.......................................................................................  14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.........................................  16
REASONS FOR THE OFFER..............................................................................  17
   Reasons for the Recommendation of Union Pacific's Board of Directors; Factors Considered........  17
   Reasons for the Recommendation of Motor Cargo's Board of Directors; Factors Considered..........  17
BACKGROUND OF THE OFFER............................................................................  20
THE OFFER..........................................................................................  22
   Timing of Our Offer.............................................................................  22
   Extension, Termination and Amendment............................................................  22
   Procedure for Tendering and Electing............................................................  23
   Withdrawal Rights and Change of Election........................................................  26
   Exchange of Shares of Motor Cargo Common Stock; Delivery of Union Pacific Common Stock and Cash.  27
   Cash Instead of Fractional Shares of Union Pacific Common Stock.................................  28
   Material United States Federal Income Tax Consequences..........................................  28
   Purpose of Our Offer; The Merger; Dissenters' Rights............................................  30
   Conditions of Our Offer.........................................................................  31
   State Takeover Laws and Regulatory Approvals....................................................  34
   Certain Effects of the Offer....................................................................  36
   Source and Amount of Funds......................................................................  37
   Relationships With Motor Cargo..................................................................  37
   Accounting Treatment............................................................................  37
   Fees and Expenses...............................................................................  37
   Stock Exchange Listing..........................................................................  38
CERTAIN PROJECTIONS (UNAUDITED)....................................................................  39
THE MERGER AGREEMENT...............................................................................  41
   The Offer.......................................................................................  41
   The Merger......................................................................................  41
   Motor Cargo Board of Directors..................................................................  42
   Treatment of Motor Cargo Stock Options..........................................................  43
   Representations and Warranties..................................................................  43
   Covenants.......................................................................................  45
   Additional Agreements...........................................................................  50
   Conditions of the Offer.........................................................................  51

                                                                                            Page
                                                                                            ----
   Conditions to the Merger................................................................  51
   Termination of the Merger Agreement.....................................................  51
   Termination Fees........................................................................  53
   Amendments and Waiver...................................................................  53
SHAREHOLDER AGREEMENTS.....................................................................  54
   Tender of Shares of Motor Cargo Common Stock............................................  54
   Voting Agreement and Proxy..............................................................  54
   Representations and Warranties..........................................................  55
   Covenants...............................................................................  55
   Termination.............................................................................  56
   Restrictions Imposed by Margin Accounts.................................................  56
INTERESTS OF CERTAIN PERSONS...............................................................  57
INFORMATION ABOUT UNION PACIFIC............................................................  58
   Union Pacific...........................................................................  58
   Additional Information..................................................................  58
INFORMATION ABOUT MOTOR CARGO..............................................................  59
   Motor Cargo.............................................................................  59
MOTOR CARGO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS....................................................................  60
   Introduction............................................................................  60
   Results Of Operations...................................................................  60
   Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000.  60
   Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000...  61
   Year Ended December 31, 2000 Compared to Year Ended December 31, 1999...................  63
   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998...................  64
   Liquidity and Capital Resources.........................................................  64
   Inflation...............................................................................  65
   Seasonality.............................................................................  65
   Motor Cargo's Cautionary Statement for Forward-Looking Statements.......................  65
   Additional Information..................................................................  66
DESCRIPTION OF UNION PACIFIC CAPITAL STOCK.................................................  67
   General.................................................................................  67
   Transactions With Ten Percent Shareholders..............................................  67
   Common Stock............................................................................  67
   Preferred Stock.........................................................................  68
COMPARISON OF SHAREHOLDER RIGHTS...........................................................  72
LEGAL MATTERS..............................................................................  82
EXPERTS....................................................................................  82
WHERE YOU CAN FIND MORE INFORMATION........................................................  82
INDEX TO MOTOR CARGO FINANCIAL STATEMENTS.................................................. F-1

                                          ANNEX
ANNEX A--DIRECTORS AND EXECUTIVE OFFICERS OF UNION PACIFIC CORPORATION..................... A-1

             QUESTIONS AND ANSWERS ABOUT THE PROPOSED ACQUISITION


Q: What are Union Pacific and Motor Cargo proposing?

A: We have entered into a merger agreement with Motor Cargo pursuant to which we are offering to exchange shares of Union Pacific common stock or cash as described in the next answered question for each outstanding share of Motor Cargo common stock. After the completion of the offer, Motor Cargo will merge with and into Motor Merger Co., a wholly-owned subsidiary of Union Pacific, which we refer to as Merger Subsidiary in this preliminary prospectus, or Merger Subsidiary will merge with and into Motor Cargo, depending on certain tax matters. As a result of the offer and the merger, the operations of Motor Cargo will be owned by a wholly-owned subsidiary of Union Pacific.

Q: What will I receive in exchange for my shares of Motor Cargo common stock?

A: We are offering to exchange 0.26 of a share of Union Pacific common stock, $12.10 in cash or a combination of both for your shares of Motor Cargo common stock that are validly tendered in and not properly withdrawn from the offer subject, in each case, to the election procedure described in this preliminary prospectus and the related letter of election and transmittal. Each share of Motor Cargo common stock which has not been exchanged or accepted for exchange in the offer will be converted into the right to receive $12.10 in cash.

If you elect to receive Union Pacific common stock in the offer, you will not receive any fractional shares of Union Pacific common stock in the offer. Instead, you will receive cash in an amount equal to the market value of any fractional shares you would otherwise have been entitled to receive.

The market value of the Union Pacific common stock will depend upon, and is expected to fluctuate with, among other things, the performance of Union Pacific, conditions (economic or otherwise) affecting the rail transportation and trucking industries, interest rates, market conditions and other factors that generally influence the prices of securities. Moreover, it is likely that at or after the time Motor Cargo common stock is accepted for exchange in the offer the market value of the Union Pacific common stock and the cash consideration to be received in the offer will not be equal. If the share price of Union Pacific common stock is less than or equal to $46.53, the stock consideration received by Motor Cargo shareholders will be worth less than the $12.10 per share paid to shareholders who elect to receive the cash consideration. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after the completion of the offer, including possible delay due to disclosure requirements associated with the merger.

Q: Will I receive dividends on my shares of Union Pacific common stock after the offer?

A: Union Pacific currently pays quarterly dividends of $0.20 per share on its common stock and expects to continue this policy after the offer. However, future dividends will depend on Union Pacific's results of operations, financial condition, cash requirements, future prospects and other factors. Those of you who tender your shares of Motor Cargo common stock and elect to receive shares of Union Pacific common stock will be eligible to receive the fourth quarter dividend if your shares are accepted in the offer prior to the record date, which is December 12, 2001. There can be no assurance, however, that the offer will be completed by such date. For a further discussion of dividends, see "Union Pacific Dividend Policy" on page 13.

Q: Where do shares of Union Pacific common stock trade?

A: Union Pacific common stock is listed and traded on the New York Stock Exchange under the symbol "UNP."

Q: How long will it take to complete the offer and the merger?

A: We hope to complete the offer by November 29, 2001, the initial scheduled expiration date. We expect to complete the merger shortly after we complete the offer.

The term "expiration date" means 12:00 midnight, New York City time, on November 29, 2001, unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

Q: Will I have to pay any fees or commissions?

A: If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, and your broker tenders the shares on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q: Does Motor Cargo support the offer and the merger?

A: Yes. Motor Cargo's board of directors has unanimously determined that the offer is advisable and is fair to, and in the best interests of, Motor Cargo shareholders and recommends that Motor Cargo shareholders accept the offer and tender their shares pursuant to the offer. Motor Cargo's board of directors has unanimously approved and adopted the merger agreement, the offer and the merger. Information about the recommendation of Motor Cargo's board of directors is more fully set forth in Motor Cargo's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to Motor Cargo shareholders with this preliminary prospectus.

Q: Has Motor Cargo received a fairness opinion in connection with the offer and the merger?

A: Yes. Motor Cargo has received an opinion from Morgan Keegan & Company, Inc. dated October 15, 2001 to the effect that, as of such date and based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view. The full text of the opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to Motor Cargo's Schedule 14D-9, which is being mailed to the Motor Cargo shareholders with this preliminary prospectus.

Q: Have any Motor Cargo shareholders agreed to tender their shares?

A: Yes. Harold R. Tate and Marvin L. Friedland, both shareholders of Motor Cargo, who collectively own approximately 59.3% of the outstanding shares of Motor Cargo common stock on a fully diluted basis, have agreed, as of October 15, 2001, to tender their shares in the offer. In addition, Mr. Tate has agreed to elect to receive shares of Union Pacific common stock in the offer. Subject to certain exceptions, Mr. Friedland has also agreed to elect to receive shares of Union Pacific common stock.

Q: What percentage of Union Pacific common stock will Motor Cargo shareholders own after the offer?

A: If we obtain all of the shares of Motor Cargo pursuant to the offer and all Motor Cargo shareholders elect to receive Union Pacific common stock, former shareholders of Motor Cargo would own less than 1% of the outstanding shares of Union Pacific common stock, based upon the number of shares of Union Pacific common stock and Motor Cargo common stock outstanding on October 15, 2001.

Q: What are the conditions to the offer?

A: The offer is subject to several conditions, including:

  . two-thirds of the outstanding shares of Motor Cargo common stock, on a fully-diluted basis, having been tendered and not properly withdrawn;

  . waiting periods under applicable antitrust laws having expired or been terminated;

  . the board of directors of Motor Cargo not having modified its recommendation of the offer and the merger, approved or recommended an acquisition proposal from a third party or entered into any agreement relating to an acquisition proposal;

  . the registration statement of which this preliminary prospectus is a part having been declared effective by the SEC;

  . the shares of Union Pacific common stock to be issued in the offer and the merger having been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

  . Motor Cargo not having breached any covenant, representation or warranty in a material manner; and

  . there not having occurred any event that has had or could reasonably be expected to have a material adverse effect on Motor Cargo and its subsidiaries, taken as a whole.

These conditions and other conditions to the offer are discussed in this preliminary prospectus under "The Offer--Conditions of Our Offer" beginning on page 31.

Q:  How do I participate in your offer?

A: To tender your shares, you should do the following:

  . if you hold shares in your own name, complete and sign the enclosed letter of election and transmittal and return it with your share certificates to Wells Fargo Bank Minnesota, N.A., the exchange agent for the offer, at the appropriate address specified on the back cover page of this preliminary prospectus before the expiration date of the offer; or

  . if you hold your shares in "street name" through a broker, instruct your broker as to your election and to tender your shares before the expiration date.

For more information on the timing of the offer, extensions of the offer period and your rights to withdraw your shares from the offer before the expiration date, please refer to "The Offer" beginning on page 22.

Q: How do I make my election?

A: You may elect to receive cash, shares of Union Pacific common stock or a combination of cash and stock in the offer by indicating your preference on the letter of election and transmittal. If you fail to properly make an election, you will be deemed to have elected to receive cash and will receive $12.10 for each share of Motor Cargo common stock you tender for exchange. If you decide to change your election after you have tendered your shares of Motor Cargo common stock you must first withdraw your tendered shares and then retender your shares with a new letter of election and transmittal which indicates your revised election.

Q: When and how can I withdraw tendered shares?

Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001.

Q: Am I entitled to dissenters' rights?

A: In connection with the offer, Motor Cargo shareholders do not have dissenter's rights. Under Utah law, however, Motor Cargo shareholders who choose not to tender their shares in the offer may exercise dissenters' rights in connection with the merger.

Q: Do the statements on the cover page regarding this preliminary prospectus being subject to change and the registration statement filed with the Securities and Exchange Commission not yet being effective mean that the offer has not commenced?

A: No. Completion of this preliminary prospectus and effectiveness of the registration statement are not necessary for the offer to commence. We cannot, however, accept for exchange any shares tendered in the offer until the registration statement is declared effective by the Securities and Exchange Commission and the other conditions to our offer have been satisfied or waived. The offer will commence when we mail this preliminary prospectus and the related letter of election and transmittal to Motor Cargo shareholders.

Q: Is Union Pacific's financial condition relevant to my decision to tender my shares in the offer?

A: Yes. If you elect to receive Union Pacific common stock, your shares of Motor Cargo common stock accepted in the offer will be exchanged for shares of Union Pacific common stock and so you should consider our financial condition before you decide to become one of our shareholders through the offer. In considering Union Pacific's financial condition, you should review the documents incorporated by reference in this preliminary prospectus because they contain detailed business, financial and other information about us.

Q: Where can I find out more information about Union Pacific and Motor Cargo?

A: You can find out information about Union Pacific and Motor Cargo from various sources described under "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

Q: Who can I call with questions about the offer?

A: You can contact our information agent, Morrow & Co., Inc., collect at (212) 754-8000 or toll-free at (800) 654-2468 if you represent a bank or brokerage firm, or (800) 607-0888 if you are a shareholder.

                                    SUMMARY

   This brief summary does not contain all of the information that may be important to you. You should carefully read this entire document and the documents which we have filed with the Securities and Exchange Commission, which we often refer to as the "SEC" in this preliminary prospectus. For information on how to obtain the documents that we have filed with the SEC, see "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

Information About Union Pacific and Motor Cargo (See pages 58 and 59)

Union Pacific Corporation
1416 Dodge Street
Omaha, Nebraska 68179
(402) 271-5777

   Union Pacific Corporation was incorporated in Utah in 1969. Union Pacific operates primarily in the areas of rail transportation, through its subsidiary Union Pacific Railroad Company, and trucking, through its subsidiary Overnite Transportation Company.

Motor Cargo Industries, Inc.
845 West Center Street
North Salt Lake, Utah 84054
(801) 936-1111

   Motor Cargo is a regional less-than-truckload (LTL) carrier that provides transportation and logistics services to shippers within the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. Motor Cargo transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Motor Cargo offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through its wholly-owned subsidiary, MC Distribution Services, Inc., Motor Cargo also provides customized logistics, warehousing and distribution management services.

Reasons for the Offer (See page 17)

   We believe that our acquisition of Motor Cargo represents a compelling opportunity to enhance value for both Motor Cargo and Union Pacific shareholders. The Union Pacific and the Motor Cargo boards of directors have separately approved the offer, the merger and the merger agreement after careful consideration. For a list of the factors considered by each board of directors in making its determination, please see "Reasons for the Offer."

The Offer (See page 22)

  Summary of the Offer

   We are offering, upon the terms and subject to the election procedure described in this preliminary prospectus and the related letter of election and transmittal, to exchange 0.26 of a share of Union Pacific common stock or $12.10 in cash for each outstanding share of Motor Cargo common stock that is validly tendered on or prior to the expiration date and not properly withdrawn.

   The term "expiration date" means 12:00 midnight, New York City time, on November 29, 2001 unless we extend the period of time for which this offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires.

  Conditions of Our Offer

   Our obligation to exchange shares of our common stock or cash for shares of Motor Cargo common stock pursuant to the offer is subject to several conditions referred to under "The Offer--Conditions of Our Offer," including conditions that would require a minimum number of shares of Motor Cargo common stock to be tendered, receipt of all required regulatory approvals and satisfaction of other conditions. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock outstanding.

  Timing of the Offer

   Our offer is currently scheduled to expire on November 29, 2001; however, we currently intend to extend our offer from time to time as necessary until all the conditions to the offer have been satisfied or waived. See "The Offer--Extension, Termination and Amendment."

  Extension, Termination and Amendment

   We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which our offer remains open, and we can do so by giving oral or written notice of such extension to the exchange agent. If we decide to extend our offer, we will make a public announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all shares of Motor Cargo common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Motor Cargo common stock.

   Subject to the SEC's applicable rules and regulations and the terms of our merger agreement, we also reserve the right, in our sole discretion, at any time or from time to time, (a) to delay our acceptance for exchange or our exchange of any shares of Motor Cargo common stock pursuant to our offer, regardless of whether we previously accepted shares of Motor Cargo common stock for exchange, or to terminate our offer and not accept for exchange or exchange any shares of Motor Cargo common stock not previously accepted for exchange or exchanged, upon the failure of any of the conditions of the offer to be satisfied and (b) to waive any condition or otherwise to amend the offer in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, which require that any material change in the information published, sent or given to the shareholders in connection with the offer be promptly sent to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  Exchange of Shares; Delivery of Union Pacific Common Stock and Cash

   Upon the terms and subject to the conditions of our offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for exchange, and will exchange, shares validly tendered and not properly withdrawn as promptly as practicable after the expiration date and promptly after they are tendered during any subsequent offering period. The exchange agent will deliver, or cause to be delivered, cash and shares of Union Pacific common stock in exchange for shares of Motor Cargo common stock pursuant to the offer and cash in lieu of fractional shares of Union Pacific common stock as soon as practicable after it receives notice of our acceptance of the validly tendered shares.

  Withdrawal Rights

   Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001.

  Subsequent Offering Period

   We may elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of shares of Motor Cargo common stock pursuant to the offer if the requirements under Rule 14d-11 of the Exchange Act have been met. You will not have the right to withdraw shares of Motor Cargo common stock that you tender in the subsequent offering period, if any.

  Procedure for Tendering Shares

   For you to validly tender shares of Motor Cargo common stock pursuant to our offer, (a) a properly completed and duly executed letter of election and transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent's message, which is explained below, in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this preliminary prospectus, and certificates for tendered shares of Motor Cargo common stock must be received by the exchange agent at such address, or those shares of Motor Cargo common stock must be tendered pursuant to the procedures for book-entry tender set forth in "The Offer" (and a confirmation of receipt of such tender received), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth in "The Offer--Procedure for Tendering and Electing--Guaranteed Delivery."

Election Procedure (See page 23)

   You may elect to receive cash, shares of Union Pacific common stock or a combination of cash and stock by indicating your preference on the letter of election and transmittal. If you fail to properly make an election, you will be deemed to have elected to receive cash and will receive $12.10 for each share of Motor Cargo common stock you tender for exchange. If you decide to change your election after you have tendered your shares of Motor Cargo common stock you must first withdraw your tendered shares and then tender your shares again with a new letter of election and transmittal which indicates your revised election.

The Merger (See page 41)

   We intend, promptly after completion of the offer, to seek to merge Motor Cargo with and into Merger Subsidiary, or to merge Merger Subsidiary with and into Motor Cargo, depending on certain tax matters. Upon completion of the merger, each share of Motor Cargo common stock which has not been exchanged or accepted for exchange in the offer would be converted into the right to receive $12.10 in cash, the same amount of cash as is paid in the offer. Shareholders who do not tender their shares of Motor Cargo common stock in the offer will not have a right to receive Union Pacific common stock in the merger.

   If at the end of the offer, we have received between two-thirds and 90% of the outstanding shares of Motor Cargo common stock, we will effect a long-form merger as permitted under Utah law, or if we have received 90% or more of the outstanding shares of Motor Cargo common stock, we will effect a short-form merger as permitted under Utah law without having a vote of Motor Cargo shareholders.

   If the share price of Union Pacific common stock exceeds $46.53 per share and, therefore, the consideration received by Motor Cargo shareholders who elect to receive stock in the offer exceeds the $12.10 per share in cash to be received in the merger, the merger will be a "going-private" transaction within the meaning of Rule 13e-3 under the Exchange Act. As a result, additional information relating to the negotiations, the fairness of the consideration to be received in the merger, and related matters must be filed on Schedule 13E-3 with the SEC. An information statement required by Rule 13e-3, containing such information, must be provided to the Motor Cargo shareholders at least 20 days before the merger is effective. In such event, the consummation of the merger will be delayed.

Shareholder Agreements (See page 54)

   Harold R. Tate and Marvin L. Friedland, both shareholders of Motor Cargo, who collectively own approximately 59.3% of the outstanding shares of Motor Cargo common stock on a fully diluted basis, have agreed, as of October 15, 2001, to tender their shares in the offer. In addition, Mr. Tate has agreed to elect to receive shares of Union Pacific common stock in the offer. Subject to certain exceptions, Mr. Friedland has also agreed to elect to receive shares of Union Pacific common stock.

Dissenters' Rights (See page 30)

   The offer does not entitle you to dissenters' rights with respect to your shares of Motor Cargo common stock.

   If you do not tender your shares of Motor Cargo common stock during the offer you will have the right under Utah law to dissent and demand appraisal of the fair value of your shares of Motor Cargo common stock, but only if you comply with certain statutory requirements. In the event of a long-form or short-form merger, information regarding these requirements will be provided to you if you have not tendered your shares of Motor Cargo common stock.

Material United States Federal Income Tax Consequences (See page 28)

   In general, if you exchange all of your shares of Motor Cargo common stock for shares of Union Pacific common stock in the offer, you will not recognize any gain or loss except with respect to cash received in lieu of a fractional share of Union Pacific common stock. If you exchange all of your shares of Motor Cargo common stock for cash in the offer and/or the merger, you will recognize gain or loss measured by the difference between the amount of cash received with respect to each share of Motor Cargo common stock and your tax basis in each such share. If you exchange some of your shares of Motor Cargo common stock for shares of Union Pacific common stock in the offer and you exchange some of your shares of Motor Cargo common stock for cash in the offer and/or the merger, you will recognize gain (but not loss) equal to the lesser of (1) the amount of cash you received in the offer and/or the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash you received in the offer and/or the merger and the fair market value of the Union Pacific common stock you received in the offer over (b) the tax basis of your Motor Cargo common stock.

   The tax consequences described in the preceding paragraph assume that Motor Cargo will be merged with and into Merger Subsidiary, which is the "forward merger." If certain conditions relating to the United States federal income tax treatment of the offer and the forward merger are not met, then Merger Subsidiary may, at Union Pacific's reasonable discretion, be merged with and into Motor Cargo, which would be a "reverse merger." In this case, instead of the tax consequences described in the preceding paragraph, you will recognize all of your gain or loss on the disposition of your shares in the offer and/or the reverse merger, regardless of whether you elect to exchange your shares of Motor Cargo common stock for shares of Union Pacific common stock or cash.

   We encourage you to consult your own tax advisor about the effect the offer and the merger will have on you. See "The Offer--Material United States Federal Income Tax Consequences."

Union Pacific Will Account for the Merger Using the Purchase Method (See page
37)

   Union Pacific will account for the merger as a purchase for financial reporting purposes.

Comparative Per Share Market Price Information (See page 12)

   Union Pacific common stock is listed on the New York Stock Exchange under the symbol "UNP." Motor Cargo common stock trades on the Nasdaq National Market under the symbol "CRGO."


   Set forth below are the closing stock prices of Union Pacific common stock on the New York Stock Exchange Composite Transactions Tape and Motor Cargo common stock on the Nasdaq National Market on October 15, 2001, the last full trading day before the public announcement of the merger agreement, and on November 27, 2001, the last full trading day before the date of this preliminary prospectus.



                  Union Pacific Motor Cargo
                  Common Stock  Common Stock
                  ------------- ------------
October 15, 2001.    $48.02        $ 9.95
November 27, 2001    $55.15        $14.18


   Shareholders are urged to obtain current market quotations for the Union Pacific and Motor Cargo common stock.

         UNION PACIFIC SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following selected financial data for each of the five years in the period ended December 31, 2000 have been derived from Union Pacific's audited consolidated financial statements. Union Pacific's consolidated financial statements as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 and Deloitte & Touche LLP's audit report with respect thereto have been incorporated by reference into this preliminary prospectus. The financial data as of September 30, 2001 and 2000, and for each of the nine-month periods then ended, have been derived from Union Pacific's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Union Pacific for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Union Pacific, including the notes to the financial statements, incorporated by reference into this document.

                                         For the Nine
                                         Months Ended
                                        September 30,         For the Year Ended December 31,(a)
                                      -----------------  --------------------------------------------
                                        2001     2000    2000(b)   1999    1998(c)    1997     1996
                                      -------   -------  -------  -------  -------   -------  -------
                                      (Millions of Dollars, Except Per Share Amounts and as Indicated)
For the Period
   Operating Revenue................. $ 8,967   $ 8,926  $11,878  $11,237  $10,514   $11,079  $ 8,786
   Operating Income (Loss)...........   1,507     1,564    1,903    1,804     (171)    1,144    1,432
   Income (Loss) (d).................     691       685      842      783     (633)      432      733
   Net Income (Loss).................     691       685      842      810     (633)      432      904
   Per Share--Basic:
      Income (Loss) (d)..............    2.79      2.78     3.42     3.17    (2.57)     1.76     3.38
      Net Income (Loss)..............    2.79      2.78     3.42     3.28    (2.57)     1.76     4.17
   Per Share--Diluted:
      Income (Loss) (d)..............    2.71      2.71     3.34     3.12    (2.57)     1.74     3.36
      Net Income (Loss)..............    2.71      2.71     3.34     3.22    (2.57)     1.74     4.14
   Dividends Per Share...............    0.60      0.60     0.80     0.80     0.80      1.72     1.72
   Operating Cash Flow...............   1,362     1,497    1,958    1,869      565     1,600    1,657
                                      -------   -------  -------  -------  -------   -------  -------
At Period End
   Total Assets...................... $31,305   $30,391  $30,499  $29,888  $29,374   $28,860  $27,990
   Total Debt........................   8,404     8,524    8,351    8,640    8,692     8,518    8,027
   Common Shareholders' Equity.......   9,257     8,552    8,662    8,001    7,393     8,225    8,225
                                      -------   -------  -------  -------  -------   -------  -------
Additional Data
   Average Employees.................  60,600    62,150   61,800   64,200   65,100    65,600   54,800
   Revenues Per Employee (000)....... $147.97   $143.62  $ 192.2  $ 175.0  $ 161.5   $ 168.9  $ 160.3
   Equity Per Common Share...........   37.27     34.50    35.09    32.29    29.88     33.30    33.35
   Rail Commodity Revenue............   7,773     7,714   10,270    9,851    9,072     9,712    7,419
   Trucking Revenue..................     862       839    1,113    1,062    1,034       946      961
   Rail Carloads (000)...............   6,664     6,680    8,901    8,556    7,998     8,453    6,632
   Trucking Shipments (000)..........   5,936     5,683    7,495    7,708    7,789     7,506    8,223
   Rail Operating Ratio (%)..........    81.9      81.1     82.3     82.0     95.4      87.4     79.1
   Trucking Operating Ratio (%) (e)..    95.1      95.6     95.2     98.1     94.8      96.8    104.9
                                      -------   -------  -------  -------  -------   -------  -------
Financial Ratios
   Debt to Capital Employed..........    43.9%     45.9%    45.1%    47.6%    49.4%     50.9%    49.4%
   Return on Equity (f)..............     7.7%      8.3%    10.1%    10.5%    (8.1)%     5.3%    12.4%

--------
(a)Data included the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, and reflects the disposition of Union Pacific's natural resources subsidiary in 1996 and Skyway Freight Systems, Inc. in 1998.
(b)2000 operating income and net income included $115 million pre-tax ($72 million after-tax) work force reduction charge.
(c)1998 operating loss and net loss included a $547 million pre- and after-tax charge for the revaluation of Overnite goodwill.
(d)Based on results from continuing operations.
(e)Excluded Overnite goodwill amortization in all years, and the revaluation of Overnite goodwill in 1998.
(f)Based on average common shareholders' equity.

          MOTOR CARGO SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The following selected financial data for each of the five years in the period ended December 31, 2000 have been derived from Motor Cargo's consolidated financial statements, which have been audited by Grant Thornton LLP, independent public accountants. The financial data as of September 30, 2001 and 2000, and for each of the nine-month periods then ended, have been derived from Motor Cargo's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Motor Cargo for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Motor Cargo, including the notes to the financial statements, which can be found in "Index to Motor Cargo Financial Statements" beginning on page F-1.

                                                            Nine months
                                                        Ended September 30,             Year ended December 31,
                                                        ------------------  -----------------------------------------------
                                                          2001      2000      2000      1999      1998      1997     1996
                                                        --------   -------  --------  --------  --------  --------  -------
                                                                      (in thousands, except per share amounts)
Statement of Earnings Data
   Operating revenues.................................. $103,745   $96,254  $131,112  $125,310  $114,725  $105,381  $92,310
   Operating expenses
      Salaries, wages and benefits.....................   53,312    47,894    65,166    59,502    51,747    45,247   39,666
      Operating supplies and expenses..................   16,569    15,748    21,812    20,342    15,974    15,706   14,947
      Purchased transportation.........................    8,732     8,849    11,870    15,580    17,974    15,389   14,164
      Operating taxes and licenses.....................    3,887     3,743     5,048     4,731     3,885     3,519    3,531
      Insurance and claims.............................    2,951     2,608     3,381     3,826     3,651     4,478    2,785
      Depreciation and amortization....................    6,633     6,641     8,772     8,822     7,928     6,998    6,578
      Communications and utilities.....................    1,582     1,601     2,176     2,023     1,924     1,896    1,784
      Building rents...................................    2,314     2,607     3,423     3,043     2,365     1,745    1,540
      Loss (gain) on sale of equipment.................        5      (152)     (206)     (241)     (103)     (142)      71
      Other non-recurring expense......................       --       102        --        --        --        --       --
                                                        --------   -------  --------  --------  --------  --------  -------
         Total operating expenses......................   95,985    89,641   121,442   117,628   105,345    94,836   85,066
                                                        --------   -------  --------  --------  --------  --------  -------
         Operating income..............................    7,760     6,613     9,670     7,682     9,380    10,545    7,244
   Other income (expense)
      Interest expense.................................      (91)     (121)     (158)     (139)     (154)   (1,051)  (1,430)
      Other, net.......................................      114        97       988       110       223        79       39
                                                        --------   -------  --------  --------  --------  --------  -------
   Earnings before income taxes........................    7,783     6,589    10,500     7,653     9,449     9,573    5,853
   Income taxes........................................    3,138     2,567     4,080     3,000     3,660     3,805    2,118
                                                        --------   -------  --------  --------  --------  --------  -------
   Net earnings........................................    4,645   $ 4,022  $  6,420  $  4,653  $  5,789  $  5,768  $ 3,735
                                                        ========   =======  ========  ========  ========  ========  =======
   Earnings per common share--basic.................... $   0.72   $  0.59  $   0.95  $   0.67  $   0.83
   Earnings per common share--diluted..................     0.71      0.59      0.95      0.67      0.83
   Weighted-average shares outstanding--diluted........    6,517     6,799     6,739     6,941     6,992
   Pro forma (1)
      Earnings before income taxes.....................                                                   $  9,573  $ 5,853
      Income taxes.....................................                                                      3,952    2,256
                                                                                                          --------  -------
      Net earnings.....................................                                                   $  5,621  $ 3,597
                                                                                                          ========  =======
      Earnings per common share--basic.................                                                   $   0.95  $  0.63
                                                                                                          ========  =======
      Weighted-average shares outstanding--basic.......                                                      5,939    5,820
                                                                                                          ========  =======
      Earnings per common share--diluted...............                                                   $   0.95  $  0.62
                                                                                                          ========  =======
      Weighted-average shares outstanding--diluted.....                                                      5,939    5,820
                                                                                                          ========  =======

--------
(1)Effective August 28, 1997, Motor Cargo acquired the membership interests of Ute, a Utah limited liability company. A limited liability company passes through to its members essentially all taxable earnings and losses and pays no tax at the company level. Accordingly, for comparative purposes, a pro forma provision for income taxes using an effective income tax rate of approximately 38% has been determined assuming Ute had been taxed as a C corporation for all periods presented.

                                                     September 30,               December 31,
                                                    --------------- ---------------------------------------
                                                     2001    2000    2000    1999    1998    1997    1996
                                                    ------- ------- ------- ------- ------- ------- -------
                                                                   (in thousands of dollars)
Balance Sheet Data
   Current assets.................................. $28,104 $25,738 $29,642 $27,090 $26,775 $26,965 $23,197
   Current liabilities.............................  15,462  12,095  12,327  11,641  10,741  11,597  15,752
   Total assets....................................  86,221  79,827  85,365  80,570  72,660  68,069  63,834
   Long-term obligations, less current maturities..   1,065   4,190   8,015   8,021   5,390   6,492  16,820
   Total liabilities...............................  24,049  23,549  27,864  26,929  23,386  24,618  37,794
   Shareholders' equity............................  62,172  56,278  57,501  53,641  49,275  43,451  26,040

                          COMPARATIVE PER SHARE DATA

   The following table sets forth selected historical and pro forma per share data for Union Pacific and historical and pro forma equivalent per share data for Motor Cargo. The data presented below should be read in conjunction with the historical audited and unaudited financial statements of Motor Cargo and Union Pacific that have been incorporated by reference into or included in this document. The Motor Cargo pro forma equivalent per share data was calculated by multiplying the Union Pacific pro forma per share data by an exchange ratio of
0.26. The pro forma combined per share data may not be indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, and may not be indicative of future operating results or financial position.

                                         For the
                                       Nine Months    For the
                                          Ended      Year Ended
                                      September 30, December 31,
                                          2001          2000
                                      ------------- ------------
Union Pacific--Historical
   Net income per share:
       Diluted.......................    $ 2.71        $ 3.34
       Basic.........................      2.79          3.42
   Cash dividends declared per share.      0.60          0.80
   Book value per share..............     37.27         35.09

Motor Cargo--Historical
   Net income per share:
       Diluted.......................    $ 0.71        $ 0.95
       Basic.........................      0.72          0.95
   Cash dividends declared per share.        --            --
   Book value per share..............      9.60          8.88

Union Pacific--Pro Forma
   Net income per share:
       Diluted.......................    $ 2.71        $ 3.34
       Basic.........................      2.79          3.42
   Cash dividends declared per share.      0.60*         0.80*
   Book value per share..............     37.32         35.15

Motor Cargo--Pro Forma Equivalent
   Net income per share:
       Diluted.......................    $ 0.70        $ 0.87
       Basic.........................      0.73          0.89
   Cash dividends declared per share.      0.16          0.21
   Book value per share..............      9.70          9.14

--------
* Pro forma cash dividends declared per share assumes consistent rate maintained for additional shares issued in the offer.

                    COMPARATIVE STOCK PRICES AND DIVIDENDS

   Union Pacific common stock is listed and traded on the NYSE under the symbol "UNP." Motor Cargo common stock trades on the Nasdaq National Market under the symbol "CRGO."

   The following table sets forth, for the periods indicated, the high and low sales prices per share of Union Pacific common stock as reported on the NYSE Composite Transaction Tape, and the quarterly cash dividends per share declared with respect thereto, and the high and low sales prices per share of Motor Cargo common stock as reported on the Nasdaq National Market. Motor Cargo has never declared or paid any cash dividends on its capital stock.


                                                                          Motor Cargo
                                               Union Pacific Common Stock Common Stock
                                               -----------------------    ------------


                                                Market Price     Cash     Market Price
                                               --------------- Dividends  ------------
                                                High     Low   Declared    High   Low
                                               ------  ------  ---------  ------ -----
1999
   First Quarter.............................. $55.00  $44.63    $0.20    $ 8.50 $4.00
   Second Quarter.............................  67.88   50.88     0.20      8.91  5.00
   Third Quarter..............................  60.69   46.94     0.20      8.50  6.13
   Fourth Quarter.............................  56.50   39.00     0.20      7.19  3.38

2000
   First Quarter.............................. $47.63  $34.25    $0.20    $ 5.38 $4.00
   Second Quarter.............................  46.31   37.13     0.20      6.00  4.25
   Third Quarter..............................  46.00   37.44     0.20      6.13  4.50
   Fourth Quarter.............................  52.81   37.88     0.20      7.61  5.00

2001
   First Quarter.............................. $57.09  $48.81    $0.20    $ 9.75 $5.75
   Second Quarter.............................  60.70   50.00     0.20     10.00  7.00
   Third Quarter..............................  58.23   43.39     0.20      9.75  6.56
   Fourth Quarter (through November 27, 2001).  56.00   44.60      -- (a)  14.50  9.30

--------
(a)The board of directors of Union Pacific declared a dividend of $0.20 per share of Union Pacific common stock for holders of record as of December 12, 2001 at Union Pacific's board of directors meeting held on November 15, 2001.

   The following table sets forth the closing prices per share of Union Pacific common stock on the NYSE and Motor Cargo common stock on the Nasdaq National Market on:

  . October 15, 2001, the last full trading day prior to the announcement of the execution of the merger agreement; and


  . November 27, 2001, the last full trading day prior to the date of this preliminary prospectus.



                                            Union Pacific Motor Cargo
                                            Common Stock  Common Stock
                                            ------------- ------------
         October 15, 2001..................    $48.02        $ 9.95
         November 27, 2001.................    $55.15        $14.18


   Motor Cargo shareholders should obtain current market quotations for Union Pacific common stock and Motor Cargo common stock. The market price of Union Pacific common stock could vary at any time before or after the offer and the merger. Because the exchange ratio in the offer is fixed, the value of the shares of Union Pacific common stock to be received by Motor Cargo shareholders who elect to receive stock may, depending on the price of the Union Pacific common stock, be more or less than the $12.10 per share of Motor Cargo common stock to be received by Motor Cargo shareholders who tender and elect to receive cash. If the share price of Union Pacific common stock is less than or equal to $46.53, the consideration received by Motor Cargo shareholders who elect to receive stock will be worth less than the $12.10 per share received by Motor Cargo shareholders who elect to receive cash. If the share price of Union Pacific common stock is more than $46.53, the consideration received by Motor Cargo shareholders who tender and elect to receive stock will be worth more than the $12.10 per share received by Motor Cargo shareholders who elect to receive cash. As a result, the market price of Motor Cargo common stock could vary considerably before completion of the offer and could be higher or lower than the $12.10 per share. If your shares are not exchanged in the offer, you will receive the $12.10 in cash, without interest, pursuant to the merger, the receipt of which may be delayed due to the possibility of a delay in completing the merger after completion of the offer, including possible delay due to disclosure requirements associated with the merger. Motor Cargo shareholders will not be able to receive Union Pacific common stock in the merger.

Union Pacific Dividend Policy

   The holders of Union Pacific common stock receive dividends if and when declared by the Union Pacific board of directors out of funds legally available therefor. Union Pacific currently pays quarterly dividends of $0.20 per share on its common stock and expects to continue this policy after the completion of the offer. The board of directors of Union Pacific declared a dividend of $0.20 per share of Union Pacific common stock for holders of record as of December 12, 2001 at Union Pacific's board of directors meeting held on November 15, 2001. However, Union Pacific cannot be certain that its dividend policy will remain unchanged after completion of the offer. The declaration and payment of dividends after the completion of the offer will depend upon business conditions, operating results, capital and reserve requirements and the Union Pacific board of directors' consideration of other relevant factors.

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                                 RISK FACTORS

   In addition to the other information included in this preliminary prospectus (including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements" on page 16), you should consider the following in determining whether to tender your shares of Motor Cargo common stock and the consideration that you elect.

  The Trading Price of Union Pacific Common Stock May Be Affected by Factors Different from Those Affecting the Trading Price of Motor Cargo Common Stock

   Upon completion of our offer, holders of Motor Cargo common stock that elected to receive Union Pacific common stock will become holders of Union Pacific common stock. Union Pacific's business differs from that of Motor Cargo, and Union Pacific's results of operations, as well as the trading price of Union Pacific common stock, may be affected by factors different from those affecting Motor Cargo's results of operations and the price of Motor Cargo common stock.

  We Face Competition from Other Types of Transportation and from Other Rail Operators

   We compete directly with other modes of transportation, including motor carriers and, to a lesser extent, ships, barges and pipelines. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality of these alternative modes of transportation in the locations in which we operate, or legislation granting materially greater latitude for motor carriers with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition.

  We Are Subject to Significant Governmental Regulation of Our Railroad
  Operations

   We are subject to governmental regulation by a significant number of federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, environmental and other matters. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative framework within which we operate without providing us with any recourse for any adverse effects that the change may have on our business. Also, some of the regulations require us to obtain and maintain various licenses, permits and other authorizations and we cannot assure you that we will continue to be able to do so.

  We Are Subject to Significant Environmental Laws and Regulations

   Our operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials and cleanup of hazardous material or petroleum releases. Environmental liability can extend to previously owned or operated properties, leased properties and properties owned by third parties, as well as to properties currently owned and used by us. Environmental liabilities may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We may be subject to allegations or findings to the effect that we have violated, or are strictly liable under, these laws or regulations. We could incur significant costs as a result of any of the foregoing and we may be required to incur significant expenses to investigate and remediate environmental contamination.

  Rising Fuel Costs Could Materially Adversely Affect Our Business

   Fuel costs constitute a significant portion of our transportation expenses. Diesel fuel prices are subject to dramatic increases. Such increases may have a material adverse effect on our business and results of operations. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices and any price increases would materially affect our operating results.

  Some of Our Employees Belong to Labor Unions and Strikes or Work Stoppages Could Adversely Affect Our Operations

   We are a party to collective bargaining agreements with various labor unions in the United States. Some of these agreements expire within the next two years. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

  If the Internal Revenue Service Successfully Challenged the Treatment of the Offer and the Forward Merger as a Reorganization or if the Merger Were Effected as a Reverse Merger, the Transaction Would Be Fully Taxable for You

   If the merger is effected as a forward merger of Motor Cargo with and into Merger Subsidiary, no assurance can be given that the Internal Revenue Service would not challenge the treatment of the offer and the forward merger as an integrated transaction that constitutes a "reorganization" for United States federal income tax purposes. Moreover, if certain conditions relating to the United States federal income tax treatment of the offer and the proposed forward merger are not met, then at Union Pacific's reasonable discretion, the merger may be effected as a reverse merger of Merger Subsidiary with and into Motor Cargo. If the IRS successfully challenged the treatment of the offer and the forward merger as a "reorganization" or if the merger were effected as a reverse merger, you would recognize all of your gain or loss on the disposition of your shares in the offer and/or the merger. We encourage you to consult your own tax advisor about the effect the offer and the merger will have on you. See "The Offer--Material United States Federal Income Tax Consequences" on page 28.

  Terrorist Attacks, Such as the Attacks That Occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and Future War or Risk of War May Adversely Impact Our Results of Operations, Our Ability to Raise Capital or Our Future Growth

   The impact that the terrorist attacks of September 11, 2001 may have on our industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may impact our operations in unpredictable ways, including disruptions of our rail lines, highways, facilities, fuel supplies and the possibility that our rail lines and facilities could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. These attacks will likely lead to increased volatility in fuel cost and availability and could affect the results of our operations. In addition, the insurance premiums charged for some or all of the coverages currently maintained by us could increase dramatically, or the coverages could be unavailable in the future.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   Some of the statements in this preliminary prospectus are, and statements in other material filed or to be filed with the SEC (as well as information included in oral statements or other written statements made or to be made by Union Pacific) are, or will be, forward-looking within the meaning of the Securities Act of 1933 and the Exchange Act. The safe harbors provided under the Securities Act of 1933 and the Exchange Act with respect to forward-looking statements are not available to statements made in connection with a tender offer. These forward-looking statements include, without limitation, statements relating to the cost savings expected to result from the proposed acquisition, anticipated results of operations of the combined company following the proposed acquisition, projected earnings per share of the combined company following the proposed acquisition and the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements.

   Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

   You should understand that the following important factors, in addition to those discussed in "Risk Factors" previously and in the documents which are incorporated by reference, could affect the future results of Union Pacific, Motor Cargo and the combined company following the completion of the merger, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

  . cost savings expected to result from the proposed acquisition may not be fully realized or realized within the expected time-frame;

  . operating results following the proposed acquisition may be lower than expected;

  . competitive pressure among companies in our industry may increase significantly;

  . whether Union Pacific and its subsidiaries are fully successful in implementing their financial and operational initiatives;

  .  industry competition, conditions, performance and consolidation;

  . legislative and/or regulatory developments, including possible enactment of initiatives to re-regulate the rail business;

  .  natural events such as severe weather, floods and earthquakes;

  . the effects of adverse general economic conditions, both within the United States and globally;

  .  changes in fuel prices;

  .  changes in labor costs;

  . global and domestic economic repercussions from recent terrorist activities and the government response thereto;

  .  labor stoppages; and

  .  the outcome of claims and litigation.

   Forward-looking statements speak only as of the date the statement was made. Union Pacific assumes no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If Union Pacific does update one or more forward-looking statements, no inference should be drawn that Union Pacific will make additional updates with respect thereto or with respect to other forward-looking statements.

                             REASONS FOR THE OFFER

Reasons for the Recommendation of Union Pacific's Board of Directors; Factors Considered

   In approving the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement, Union Pacific's board of directors considered a number of factors, including:

  . the review of the business, operations, financial condition, earnings and prospects of Union Pacific, Overnite and Motor Cargo, conducted by the respective managements of Union Pacific and Overnite, which was analyzed by the management of Union Pacific in its consideration of Union Pacific's strategic objectives;

  . the potential synergies that may be achieved through cross-marketing each company's transportation services to the other company's customers;

  .  the complementary nature of Overnite's and Motor Cargo's businesses;

  . the strategic fit between Overnite and Motor Cargo, and the belief that the acquisition of Motor Cargo has the potential to enhance shareholder value through additional opportunities;

  . the belief of Union Pacific's board of directors that the terms of the transaction are reasonable;

  . the competitive conditions in the trucking industries, including the likelihood of consolidation and increased competition; and

  .  the likely impact of the merger on each company's employees and customers.

   The foregoing discussion of the information and factors considered by the Union Pacific board of directors is not intended to be exhaustive, but includes the material factors considered by the Union Pacific board of directors. In view of the variety of factors considered in connection with its evaluation of the transaction, the Union Pacific board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

Reasons for the Recommendation of Motor Cargo's Board of Directors; Factors Considered

   Motor Cargo's board of directors, by unanimous vote, has approved and adopted the merger agreement and the transactions contemplated by it, including the offer and the merger, and has determined that the offer and the merger are advisable and fair to and in the best interests of the shareholders of Motor Cargo and recommends that the shareholders of Motor Cargo accept the offer and tender their shares of Motor Cargo common stock pursuant to the offer. In reaching their decision as to whether to tender for cash or shares of Union Pacific common stock, shareholders should consider their personal financial situation and consult their financial, accounting and tax advisors.

   In making the determination and recommendation described above, Motor Cargo's board of directors considered a number of factors, including those described below:

  . current industry, economic and market conditions, including recent business combination transactions by other carriers;

  . the Motor Cargo board of directors' familiarity with the business, financial condition, prospects and current business strategy of Motor Cargo; in this regard, the Motor Cargo board of directors particularly considered:

     --the historical results, financial condition, results of operations, cash flows, earnings, and assets of Motor Cargo;

     --Motor Cargo's future prospects; and

     --the current near-term and long-term outlook for the less-than-truckload, or LTL, market;

  . Motor Cargo's business, strategic objectives and prospects if it did not pursue the transaction, and the risks and uncertainties associated therewith, including risks associated with increased competition with larger companies;

  . the fact that Motor Cargo shareholders would be able to elect to receive either $12.10 in cash or, alternatively, 0.26 of a share of Union Pacific common stock for each share of Motor Cargo common stock;

  . the fact that both the cash consideration of $12.10 and the value of Union Pacific stock based upon an exchange ratio of 0.26 of a share represented a substantial premium over the average trading price of Motor Cargo common stock over the past year;

  . the fact that Union Pacific stock is highly liquid, has a current quarterly dividend of $0.20 per share and would provide shareholders electing to receive Union Pacific common stock with an opportunity to participate in the growth potential of Union Pacific;

  . the strategic fit between Motor Cargo and Union Pacific's existing trucking operations;

  . the Motor Cargo board of directors' review of public disclosures about the business, financial condition, prospects and current business strategy of Union Pacific, the due diligence review by Motor Cargo's management and financial and legal advisors of Union Pacific and Union Pacific's recent historical stock price performance;

  . Morgan Keegan's analyses presented to Motor Cargo's board of directors and Morgan Keegan's opinion that, based upon the assumptions, limitations and qualifications in the opinion, the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view;

  . the expected ability to consummate the offer and the merger as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), which would allow shareholders electing to receive shares of Union Pacific common stock for their shares of Motor Cargo common stock to defer income tax liability until such shares of Union Pacific common stock are sold;

  . the fact that the offer and the merger provide for a prompt exchange offer for all shares of Motor Cargo common stock to be followed by a second-step merger at the same cash consideration per share, thereby enabling Motor Cargo's shareholders to obtain the benefits of the transaction at the earliest possible time;

  . the fact that preliminary contacts with other potential buyers did not yield an offer superior to the terms of the merger agreement;

  . the belief, based in part upon the analyses of Morgan Keegan and the opinion of senior management, that it was unlikely that a third party would propose a transaction superior to the Union Pacific transaction;

  . the terms of the merger agreement, which, subject to certain conditions, allow Motor Cargo to terminate the merger agreement upon payment of a $5 million termination fee if a superior proposal to acquire Motor Cargo is made;

  . the significant likelihood that the transactions contemplated by the merger agreement and the offer will be consummated, particularly in light of Union Pacific's reputation, ability to finance the transaction, lack of any financing condition in the merger agreement, the ability to terminate the offer and the merger agreement only in limited circumstances and the likely satisfaction of the conditions to the offer, including the condition that holders tender two-thirds of the outstanding shares of Motor Cargo common stock and the regulatory approval requirements; and

  . the fact that Harold R. Tate, Motor Cargo's majority shareholder, was in favor of the transaction and willing to enter into a shareholder agreement providing for the exchange of all of his shares of Motor Cargo common stock for shares of Union Pacific common stock.

   In view of the wide variety of factors considered by Motor Cargo's board of directors in connection with its evaluation of the offer and the complexity of such matters, Motor Cargo's board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, Motor Cargo's board of directors did not undertake to determine specifically whether any particular factor (or any aspect of any particular factor) was favorable or unfavorable to its ultimate determination, but rather conducted a discussion of the factors described above, including asking questions of Motor Cargo's management and legal and financial advisors, and reached a general consensus that the offer is advisable and fair to and in the best interests of the shareholders of Motor Cargo. In considering the factors described above, individual members of Motor Cargo's board of directors may have given different weight to different factors.

   A summary of Morgan Keegan's report and opinion including the analyses performed, the bases and methods of arriving at such opinion and a description of Morgan Keegan's investigation and assumptions are disclosed in Item 4 of Motor Cargo's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to the shareholders of Motor Cargo with this preliminary prospectus and is incorporated by reference into this preliminary prospectus. Morgan Keegan's opinion is attached as Annex II to Motor Cargo's Schedule 14D-9 and is incorporated by reference into this preliminary prospectus.

   To Motor Cargo's knowledge, after reasonable inquiry, all of its executive officers, directors and their affiliates currently intend to tender all shares of Motor Cargo common stock that are held of record or are beneficially owned by them pursuant to the offer, other than the shares of Motor Cargo common stock, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act. Prior to the completion of the offer, executive officers and directors have indicated they may exercise options to purchase in the aggregate up to 229,000 shares of Motor Cargo common stock and sell the underlying shares in brokerage transactions. Mr. Tate, Chairman of the Board and Chief Executive Officer of Motor Cargo, and Mr. Friedland, Vice President and General Counsel of Motor Cargo, have entered into shareholder agreements with Union Pacific, pursuant to which they have agreed to tender all of their shares of Motor Cargo common stock in the offer. Mr. Tate and, subject to certain exceptions, Mr. Freidland have agreed to elect to receive only Union Pacific common stock for their shares of Motor Cargo common stock.

                            BACKGROUND OF THE OFFER

   As a result of its customary review of the business and the marketplace and in connection with the development of its strategic plans during 2000 and 2001, Overnite identified a need to expand its operations in the western region of the United States to complement its current business. Overnite considered and analyzed the acquisition of several entities and identified Motor Cargo as a viable candidate during the middle of 2000. Morgan Stanley & Co., Incorporated provided financial advice and assistance to Union Pacific and Overnite in connection with the evaluation of the potential transaction.

   In response to recent consolidations in the trucking industry, Motor Cargo considered available options to bolster its competitive position, including the possibility of entering into a business combination. On January 16, 2001, Motor Cargo engaged Morgan Keegan to serve as its financial advisor. Representatives of Motor Cargo had preliminary discussions with two potential acquirors but concluded that neither company was prepared to make an offer to acquire Motor Cargo on acceptable terms.

   In February 2001, Marshall L. Tate, who was at the time the Chief Executive Officer of Motor Cargo, was contacted by John Terry, a shareholder of Motor Cargo and a consultant to Overnite. Mr. Terry and Mr. Marshall Tate discussed whether Motor Cargo would be interested in a potential acquisition transaction with Overnite.

   On February 22, 2001, Patrick D. Hanley, Senior Vice President and Chief Financial Officer of Overnite, made a presentation to the board of directors of Union Pacific regarding the potential acquisition of Motor Cargo, and the board of directors authorized Overnite to continue exploring the potential acquisition of Motor Cargo. Thereafter, Overnite contacted Morgan Keegan to discuss the terms of a confidentiality agreement and arrange a meeting between Harold R. Tate, Chairman of Motor Cargo, and Leo H. Suggs, Chairman and Chief Executive Officer of Overnite.

   On March 1, 2001, Mr. Marshall Tate and Mr. Harold Tate each received a telephone call from Mr. Suggs, confirming Overnite's interest in a potential transaction.

   On March 7, 2001, Overnite entered into a confidentiality agreement with Morgan Keegan, on behalf of Motor Cargo. Pursuant to the terms of the confidentiality agreement, Motor Cargo furnished Overnite with information in connection with its evaluation of a possible transaction with Motor Cargo.

   On March 16, 2001, following Overnite's review of the information provided by Motor Cargo, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and representatives of Morgan Keegan in Phoenix, Arizona for preliminary discussions regarding whether a transaction could be completed on terms acceptable to both parties.

   As a result of the meeting, Motor Cargo agreed to allow Overnite to proceed with its due diligence investigation of Motor Cargo by teleconference and by conducting investigations in Salt Lake City, Utah. During the remainder of March, Overnite conducted its due diligence activities and, on March 31, 2001, Richard K. Davidson, Chairman, President and Chief Executive Officer of Union Pacific, authorized Mr. Suggs to pursue a possible business combination transaction with Motor Cargo.

   On April 2, 2001, Mr. Suggs, Mr. Hanley and Mr. Terry met with Mr. Harold Tate and representatives of Morgan Keegan at the offices of Motor Cargo in North Salt Lake, Utah and indicated that Overnite was potentially interested in acquiring all of the outstanding common stock of Motor Cargo at a value of $10.25 per share. After further discussions, the parties determined that further negotiations would not be likely to produce definitive terms for an acquisition that would be acceptable to both parties.

   In a letter to Overnite, dated April 5, 2001, Motor Cargo's legal counsel requested that all confidential information be returned to Morgan Keegan or destroyed in accordance with the terms of the confidentiality agreement. In a letter dated April 6, 2001, Mr. Suggs confirmed the termination of Overnite's interest in a business combination transaction with Motor Cargo.

   On April 9, 2001, the board of directors of Motor Cargo met and concluded that the terms of the proposed transaction were inadequate.

   Between the latter part of April 2001 and September 2001, Mr. Suggs and Mr. Harold Tate occasionally discussed the operations of their respective companies, and Overnite continued to follow the financial performance of Motor Cargo. In addition, Morgan Keegan was frequently in contact with representatives of Overnite regarding a possible acquisition by Union Pacific of Motor Cargo.

   During the latter part of August and September 2001, Mr. Suggs and Mr. Harold Tate arranged a meeting between Mr. Harold Tate and Mr. Davidson in North Salt Lake, Utah for purposes of determining whether negotiation of an acquisition could resume. On September 5, 2001, Mr. Suggs and Mr. Hanley met with Mr. Davidson and James R. Young, Executive Vice President-Finance and Chief Financial Officer of Union Pacific, in Omaha, Nebraska, and Mr. Davidson authorized Mr. Suggs to attempt to initiate negotiations with Mr. Harold Tate. On September 6, 2001, Mr. Suggs and Mr. Davidson visited Motor Cargo's facilities in North Salt Lake, Utah and discussed with Mr. Harold Tate a possible acquisition of Motor Cargo by Union Pacific, although no negotiations took place at this time.

   On September 26, 2001, Mr. Suggs visited Motor Cargo's headquarters and made a new proposal for the possible acquisition of Motor Cargo by Union Pacific. Motor Cargo's management reviewed the proposal with Morgan Keegan and Motor Cargo's legal counsel and proposed a modification to the proposal later that day. The proposed modification increased the minimum exchange ratio applicable to the exchange of shares of Motor Cargo common stock for shares of Union Pacific common stock. At a meeting of the board of directors of Union Pacific held on September 27, 2001, a possible acquisition was considered and approved subject to, among other things, approval of the transaction by the Motor Cargo board of directors and negotiation of terms, representations, warranties and conditions to be set forth in a definitive acquisition agreement satisfactory to the management of Union Pacific and Overnite. On September 28, 2001, Mr. Suggs confirmed to Motor Cargo that Union Pacific was interested in pursuing a possible acquisition of Motor Cargo.

   During the next two weeks, legal counsel for both parties negotiated the terms and conditions of a merger agreement. Union Pacific and Mr. Harold Tate and Mr. Marvin L. Friedland also negotiated the terms and conditions of the shareholder agreements relating to the exchange of shares by Mr. Harold Tate and Mr. Friedland, the execution of which was a condition to Union Pacific's proceeding with the transaction with Motor Cargo. During this two week period, representatives of Overnite and Union Pacific conducted further due diligence by teleconference and by investigations in Salt Lake City, Utah.

   On October 15, 2001, the board of directors of Motor Cargo held a special meeting at which Motor Cargo's management and legal and financial advisors reviewed the terms of the merger agreement and the shareholder agreements with the members of the board of directors. Morgan Keegan made a presentation to the Motor Cargo board of directors, including a discussion of analyses used in evaluating the proposed transaction. During the meeting, Morgan Keegan provided its opinion that the consideration to be received by shareholders of Motor Cargo pursuant to the offer and the merger is fair to those shareholders from a financial point of view, which opinion was subsequently confirmed by Morgan Keegan in writing. After full consideration and discussion, the Motor Cargo board of directors unanimously approved and adopted the merger agreement, including the offer and the merger.

   Following the meeting of the Motor Cargo board of directors, the appropriate parties signed the merger agreement and the shareholder agreements and the parties issued a joint press release announcing the transaction.

   On October 31, 2001, Union Pacific and Motor Cargo issued a joint press release announcing the commencement of the offer for all of the outstanding shares of Motor Cargo common stock.

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

                                   THE OFFER

   We are offering to exchange either 0.26 of a share of Union Pacific common stock or $12.10 in cash for each outstanding share of Motor Cargo common stock, validly tendered and not properly withdrawn, subject, in each case, to the election procedure described in this preliminary prospectus and the related letter of election and transmittal.

   You should understand that if the Union Pacific common stock price is less than or equal to $46.53 and you elect to receive Union Pacific common stock then you will receive shares of Union Pacific common stock having a value of less than $12.10 for each share of Motor Cargo common stock validly tendered and not properly withdrawn.

   You will not receive any fractional shares of Union Pacific common stock. Instead, you will receive cash in an amount equal to the market value of any fractional shares you would otherwise have been entitled to receive.

   If you are the record owner of your shares and you tender your shares directly to the exchange agent, you will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. If you own your shares through a broker or other nominee and your broker or nominee tenders the shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of election and transmittal and the merger agreement, transfer taxes on the exchange of Motor Cargo common stock pursuant to our offer will be paid by us or on our behalf.

   We are making this offer in order to acquire all of the outstanding shares of Motor Cargo common stock. We intend, as soon as possible after completion of the offer, to have Merger Subsidiary merge with Motor Cargo. The purpose of the merger is to acquire all shares of Motor Cargo common stock not tendered and exchanged pursuant to the offer. In the merger, each then outstanding share of Motor Cargo common stock (except for shares held by Motor Cargo or that we hold for our own account and shares of Motor Cargo common stock for which dissenters' rights have been exercised) would be converted into the right to receive $12.10 per share in cash. Motor Cargo shareholders will not be able to receive Union Pacific common stock in the merger.

   Our obligation to exchange shares of Union Pacific common stock and cash for shares of Motor Cargo common stock pursuant to the offer is subject to several conditions referred to below under "--Conditions of Our Offer," including the minimum tender condition, the regulatory approvals condition and other conditions that are discussed below.

Timing of Our Offer

   Our offer is scheduled to expire at 12:00 midnight, New York City time on November 29, 2001, the "expiration date," unless we extend the period of time for which the offer is open, in which case the term "expiration date" means the latest time and date on which the offer, as so extended, expires. For more information, you should read the discussion under the caption "--Extension, Termination and Amendment."

Extension, Termination and Amendment

   We expressly reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time, to extend the period of time during which our offer remains open, and we can do so by giving oral or written notice of the extension to the exchange agent. If we decide to so extend our offer, we will make an announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We are not making any assurance that we will exercise our right to extend our offer, although we currently intend to do so until all conditions have been satisfied or waived. During any such extension, all shares of Motor Cargo common stock previously tendered and not properly withdrawn will remain subject to the offer, subject to your right to withdraw your shares of Motor Cargo common stock. You should read the discussion under the caption "--Withdrawal Rights and Change of Election" for more details.

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

   Subject to the SEC's applicable rules and regulations, we also reserve the right, in our sole discretion (subject to the provisions of the merger agreement), at any time or from time to time:

  . to delay our acceptance for exchange or exchange of any shares of Motor Cargo common stock pursuant to our offer or to terminate our offer and not accept for exchange or exchange any shares of Motor Cargo common stock not previously accepted for exchange, or exchanged, upon the failure of any of the conditions of the offer to be satisfied; and

  . to waive any condition or otherwise amend the offer in any respect, by giving oral or written notice of such delay, termination or amendment to the exchange agent and by making a public announcement.

   We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, any announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the offer be promptly sent to shareholders in a manner reasonably designed to inform shareholders of the change) and without limiting the manner in which we may choose to make any public announcement, we assume no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

   We confirm to you that if we make a material change in the terms of our offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, we change the percentage of shares of Motor Cargo common stock being sought or the consideration offered to you, that change will apply to all holders whose shares of Motor Cargo common stock are accepted for exchange pursuant to our offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice is first so published, sent or given, we will extend the offer until the expiration of that ten business-day period. For purposes of our offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   We may, although we do not currently intend to, elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of shares of Motor Cargo common stock in the offer if the requirements under Exchange Act Rule 14d-11 have been met. You will not have the right to change your election or withdraw your shares of Motor Cargo common stock that you tender in the subsequent offering period, if any.

Procedure for Tendering and Electing

   Valid Tender. For you to validly tender shares of Motor Cargo common stock pursuant to the offer:

  . a properly completed and duly executed letter of election and transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this preliminary prospectus, and certificates for tendered shares of Motor Cargo common stock must be received by the exchange agent at such address or those shares of Motor Cargo common stock must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (we refer to this confirmation below as a "book-entry confirmation")), in each case before the expiration date; or

  .  you must comply with the guaranteed delivery procedures set forth below.

   Valid Election. Motor Cargo shareholders have the option to exchange each of their shares of Motor Cargo common stock for:

  .  0.26 of a share of Union Pacific common stock;

  .  $12.10 in cash, without interest; or

  .  a combination of both.

   Motor Cargo shareholders may elect to receive cash or Union Pacific common stock for all of their shares of Motor Cargo common stock. To make a valid election you must select one of the three options on the letter of election and transmittal, or, if you hold your shares in "street name" through a broker, instruct your broker as to your election. If you validly tender shares of Motor Cargo common stock but fail to make an election, you will be deemed to have elected to receive cash.

   Book-Entry Transfer. The exchange agent will establish accounts with respect to the shares of Motor Cargo common stock at The Depository Trust Company (which we refer to as the "Book-Entry Transfer Facility") for purposes of the offer within two business days after the date of this preliminary prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility may make book-entry delivery of the shares of Motor Cargo common stock by causing the Book-Entry Transfer Facility to transfer such shares of Motor Cargo common stock into the exchange agent's account in accordance with the Book-Entry Transfer Facility's procedure for the transfer. However, although delivery of shares of Motor Cargo common stock may be effected through book-entry at the Book-Entry Transfer Facility, the letter of election and transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent's message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth on the back cover of this preliminary prospectus prior to the expiration date, or the guaranteed delivery procedures described below must be followed.

   The term "agent's message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares of Motor Cargo common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of election and transmittal and that we may enforce that agreement against the participant.

   Signature Guarantees. Signatures on all letters of election and transmittal must be guaranteed by an eligible institution, except in cases in which shares of Motor Cargo common stock are tendered either by a registered holder of shares of Motor Cargo common stock who has not completed the box entitled "Special Issuance Instructions" on the letter of election and transmittal or for the account of an eligible institution.

   If the certificates for shares of Motor Cargo common stock are registered in the name of a person other than the person who signs the letter of election and transmittal, or if certificates for unexchanged shares of Motor Cargo common stock are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner we have described above.

   Guaranteed Delivery. If you wish to tender shares of Motor Cargo common stock pursuant to our offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date or cannot complete the procedure for book-entry transfer on a timely basis, your shares of Motor Cargo common stock may nevertheless be tendered, so long as all of the following conditions are satisfied:

  .  you make your tender by or through an eligible institution;

  . a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the exchange agent as provided below on or prior to the expiration date; and

  . the certificates for all tendered shares of Motor Cargo common stock (or a confirmation of a book-entry transfer of such securities into the exchange agent's account at the Book-Entry Transfer Facility as described above), in proper form for transfer, together with a properly completed and duly executed letter of election and transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message) and all other documents required by the letter of election and transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

   You may deliver the notice of guaranteed delivery by hand or transmit it by facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

   The method of delivery of Motor Cargo share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

   To prevent federal income tax backup withholding with respect to cash received pursuant to our offer, you must provide the exchange agent with your correct taxpayer identification number and certify that you are not subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the letter of election and transmittal. Some shareholders (including, among others, all corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the shareholder must submit an appropriate Form W-8, signed under penalties of perjury, attesting to that individual's exempt status.

   Exchange for Shares Tendered. In all cases, we will exchange shares of Motor Cargo common stock tendered and accepted for exchange pursuant to our offer only after timely receipt by the exchange agent of certificates for shares of Motor Cargo common stock (or timely confirmation of a book-entry transfer of such securities into the exchange agent's account at the Book-Entry Transfer Facility as described above), properly completed and duly executed letter(s) of election and transmittal (or a manually signed facsimile(s) thereof), or an agent's message in connection with a book-entry transfer, and any other required documents.

   Appointment. By executing a letter of election and transmittal as set forth above, you irrevocably appoint our designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Motor Cargo common stock tendered and accepted for exchange by us and with respect to any and all other shares of Motor Cargo common stock and other securities issued or issuable in respect of the shares of Motor Cargo common stock on or after October 15, 2001. That appointment is effective, and voting rights will be affected, when and only to the extent that we accept the shares of Motor Cargo common stock that you have tendered with the exchange agent. All such proxies will be considered coupled with an interest in the tendered shares of Motor Cargo common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Our designees will, with respect to the shares of Motor Cargo common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Motor Cargo's shareholders or otherwise. We reserve the right to require that, in order for shares of Motor Cargo common stock to be deemed validly tendered, immediately upon our exchange of those shares of Motor Cargo common stock, we must be able to exercise full voting rights with respect to such shares of Motor Cargo common stock.

   Determination of Validity. We will decide questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Motor Cargo common stock or election with respect to your shares of Motor Cargo common stock, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders of shares of Motor Cargo common stock that we determine are not in proper form or the acceptance of or exchange for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of Motor Cargo common stock. No tender of shares of Motor Cargo common stock will be deemed to have been validly made until all defects and irregularities in tenders of shares of Motor Cargo common stock have been cured or waived.

   Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of, or election with respect to, any shares of Motor Cargo common stock or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of our offer (including the letter of election and transmittal and instructions thereto) will be final and binding.

   Binding Agreement. The tender of shares of Motor Cargo common stock pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

Withdrawal Rights and Change of Election

   Withdrawal Rights. Your tender of shares of Motor Cargo common stock pursuant to the offer is irrevocable, except that, other than during a subsequent offering period, shares of Motor Cargo common stock tendered pursuant to the offer may be withdrawn at any time prior to the expiration date, and, unless we previously accepted them pursuant to the offer, may also be withdrawn at any time after December 29, 2001. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to change your election or withdraw shares of Motor Cargo common stock that you tender in the subsequent offering period.

   For your withdrawal to be effective, the exchange agent must receive from you a written, telex or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this preliminary prospectus, and your notice must include your name, address, social security number, the certificate number(s) and the number of shares of Motor Cargo common stock to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those shares of Motor Cargo common stock.

   A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, an "eligible institution," unless those shares of Motor Cargo common stock have been tendered for the account of any eligible institution. If shares of Motor Cargo common stock have been tendered pursuant to the procedures for book-entry tender discussed under the caption entitled "--Procedure for Tendering and Electing," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Motor Cargo common stock and must otherwise comply with the Book-Entry Transfer Facility's procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of Motor Cargo common stock withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.

   We will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, and our decision will be final and binding. Neither we, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Shares of Motor Cargo common stock properly withdrawn will be deemed not to have been validly tendered for purposes of our offer.

However, you may retender withdrawn shares of Motor Cargo common stock by following one of the procedures discussed under the captions entitled "--Procedure for Tendering and Electing--Valid Tender" or "--Procedure for Tendering and Electing--Guaranteed Delivery" at any time prior to the expiration date.

   Revocation or Change of Election. An election is irrevocable, except that, other than during a subsequent offering period, shares tendered may be withdrawn at any time prior to the expiration date and, unless previously accepted pursuant to the offer, may also be withdrawn at any time after December 29, 2001. If we elect to provide a subsequent offering period under Exchange Act Rule 14d-11, you will not have the right to change your election that you tender in the subsequent offering period. After an effective withdrawal you may change your election and retender withdrawn shares of Motor Cargo common stock by following one of the procedures discussed under the caption entitled "--Procedure for Tendering and Electing" at any time prior to the expiration date.

Exchange of Shares of Motor Cargo Common Stock; Delivery of Union Pacific Common Stock and Cash

   Upon the terms and subject to the conditions of our offer (including, if the offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for exchange, and will exchange, shares of Motor Cargo common stock validly tendered and not properly withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for exchange or the exchange of shares of Motor Cargo common stock in order to comply with any applicable law. In all cases, exchange of shares of Motor Cargo common stock tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of:

  . certificates for those shares of Motor Cargo common stock (or a confirmation of a book-entry transfer of those shares of Motor Cargo common stock in the exchange agent's account at the Book-Entry Transfer Facility);

  . a properly completed and duly executed letter of election and transmittal (or a manually signed facsimile of that document); and

  .  any other required documents.

   For purposes of the offer, we will be deemed to have accepted for exchange shares of Motor Cargo common stock validly tendered and not properly withdrawn as, if and when we notify the exchange agent of our acceptance of the tenders of those shares of Motor Cargo common stock pursuant to the offer. The exchange agent will deliver cash and Union Pacific common stock in exchange for shares of Motor Cargo common stock pursuant to the offer and cash instead of fractional shares of Union Pacific common stock as soon as practicable after receipt of our notice. The exchange agent will act as agent for tendering shareholders for the purpose of receiving cash (including cash to be paid instead of fractional shares of Union Pacific common stock) from us and transmitting such cash to you and causing the shares of Union Pacific common stock to be delivered to you. You will not receive any interest on any cash that we pay you, even if there is a delay in making the exchange.

   If we do not accept any tendered shares of Motor Cargo common stock for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more shares of Motor Cargo common stock than are tendered, we will return certificates for such unexchanged shares of Motor Cargo common stock without expense to the tendering shareholder or, in the case of shares of Motor Cargo common stock tendered by book-entry transfer of such shares of Motor Cargo common stock into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures set forth above under the caption entitled "--Procedure for Tendering and Electing," those shares of Motor Cargo common stock will be credited to an account maintained within the Book-Entry Transfer Facility, as soon as practicable following expiration or termination of the offer.

Cash Instead of Fractional Shares of Union Pacific Common Stock

   We will not issue certificates representing fractional shares of our common stock pursuant to the offer. Instead, each tendering shareholder who would otherwise be entitled to a fractional share of our common stock will receive cash in an amount equal to that fraction multiplied by the closing price for a share of Union Pacific common stock, as reported on the NYSE Composite Transaction Tape, on the date that we accept those shares of Motor Cargo common stock for exchange.

Material United States Federal Income Tax Consequences

   The following is a general summary of the material United States federal income tax consequences of the offer and the merger applicable to a person that exchanges shares of Motor Cargo common stock for shares of Union Pacific common stock and/or cash pursuant to the offer and the merger. This discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this preliminary prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States persons that hold their shares of Motor Cargo common stock as capital assets for United States federal income tax purposes and does not address the tax treatment to shareholders who hold their shares through a partnership or other pass-through entity. This discussion does not address all aspects of United States federal income taxation that may be relevant to Motor Cargo shareholders in light of their particular circumstances or to Motor Cargo shareholders subject to special treatment under United States federal income tax law or to Motor Cargo shareholders who hold multiple blocks of Motor Cargo common stock that were acquired at different prices or at different times. Furthermore, this summary does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Holders of shares of Motor Cargo common stock are encouraged to consult their own tax advisors as to the United States federal income tax consequences of the offer and the merger, as well as the effects of state, local and foreign tax laws.


   Union Pacific expects that the offer and the merger will be treated as a single integrated transaction for United States federal income tax purposes. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Union Pacific, filed as exhibit 8.1 to the registration statement of which this preliminary prospectus forms a part, if the offer and the merger are treated as a single integrated transaction and assuming that the merger is effected as a merger of Motor Cargo with and into Merger Subsidiary (the "forward merger"), then the offer and the forward merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. As such a "reorganization," the United States federal income tax consequences of the offer and the forward merger can be generally summarized as follows:


   Exchange of Shares Solely for Union Pacific Common Stock. A holder of shares of Motor Cargo common stock that exchanges all of its shares for shares of Union Pacific common stock pursuant to the offer will not recognize any gain or loss except with respect to cash received in lieu of a fractional share of Union Pacific common stock. See the discussion of this issue set forth below under the caption entitled "--Cash Received in Lieu of a Fractional Share of Union Pacific Common Stock."

   Exchange of Shares Solely for Cash. A holder of shares of Motor Cargo common stock that exchanges all of its shares for cash pursuant to the offer and/or the forward merger generally will recognize capital gain or loss measured by the difference between the amount of cash received with respect to each share of Motor Cargo common stock and the adjusted tax basis of each share of Motor Cargo common stock exchanged therefor. The capital gain or loss will be long-term capital gain or loss if the shareholder's holding period with respect to its Motor Cargo common stock exceeds one year. Although the receipt of cash by a holder of Motor Cargo common stock generally would be eligible for capital gain treatment as described above, depending upon a shareholder's particular circumstances, the receipt of cash by the shareholder may have the effect of a distribution of a dividend, in which case such cash will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See the discussion of this issue set forth below under the caption entitled "--Exchange of Shares for Cash and Union Pacific Common Stock."

   Exchange of Shares for Cash and Union Pacific Common Stock. A holder of shares of Motor Cargo common stock that exchanges its shares of Motor Cargo common stock for shares of Union Pacific common stock pursuant to the offer and cash pursuant to the offer and/or the forward merger will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received pursuant to the offer and/or the forward merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash received pursuant to the offer and/or the forward merger and the fair market value of the Union Pacific common stock received pursuant to the offer over (b) the holder's adjusted tax basis in its shares of Motor Cargo common stock. The gain recognized will be capital gain unless the receipt of cash by the holder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. For purposes of determining whether the receipt of cash by the holder has the effect of a distribution of a dividend, a holder will be treated as if the holder first exchanged all of its shares of Motor Cargo common stock solely for shares of Union Pacific common stock and then Union Pacific immediately redeemed a portion of such stock for the cash that such holder actually received pursuant to the offer and/or the forward merger. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any recognized capital gain will be long-term capital gain if the shareholder's holding period with respect to its Motor Cargo common stock exceeds one year.

   Tax Basis for Union Pacific Common Stock. A holder of shares of Motor Cargo common stock will have an aggregate tax basis in the shares of Union Pacific common stock received pursuant to the offer equal to the holder's aggregate adjusted tax basis in its shares of Motor Cargo common stock surrendered pursuant to the offer and/or the forward merger, (1) reduced by (a) the portion of the holder's adjusted tax basis in its shares of Motor Cargo common stock surrendered in the offer that is allocable to a fractional share of Union Pacific common stock for which cash is received and (b) the amount of cash, if any, received by the holder pursuant to the offer and/or the forward merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by the holder (but not by gain recognized upon the receipt of cash in lieu of a fractional share of Union Pacific common stock pursuant to the offer).

   Holding Period for Union Pacific Common Stock. The holding period for shares of Union Pacific common stock received by a holder of shares of Motor Cargo common stock pursuant to the offer will include the holding period for the shares of Motor Cargo common stock surrendered.

   Cash Received in Lieu of a Fractional Share of Union Pacific Common Stock. If a holder of shares of Motor Cargo common stock receives cash in lieu of a fractional share of Union Pacific common stock in the offer, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's adjusted tax basis in its shares of Motor Cargo common stock surrendered that is allocable to the fractional share. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for the portion of the shares deemed exchanged for the fractional share is more than one year.

   Treatment of the Entities. No gain or loss will be recognized by Union Pacific, Merger Subsidiary or Motor Cargo as a result of the offer or the forward merger.

   Reporting Requirements. Motor Cargo shareholders receiving Union Pacific common stock in the offer should file a statement with their United States federal income tax returns setting forth their adjusted tax basis in the Motor Cargo common stock exchanged in the offer and/or the forward merger and the fair market value of the Union Pacific common stock and the amount of any cash received in the offer and/or the forward merger. In addition, Motor Cargo shareholders will be required to retain permanent records of these facts relating to the offer and the forward merger.

   Under the merger agreement, Union Pacific and Motor Cargo have agreed to use their reasonable best efforts in order for Union Pacific to obtain an opinion of Skadden, Arps, Slate, Meagher & Flom LLP at the closing of the merger that, based upon, among other things, the facts described herein and customary representations and assumptions, the offer and the forward merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code. Union Pacific expects to be able to obtain the closing tax opinion if:

  . Union Pacific and Motor Cargo are able to deliver customary representations to counsel;

  .  there is no adverse change in United States federal income tax law; and

  . at the effective time of the forward merger, the aggregate fair market value at such time of the Union Pacific common stock previously delivered as consideration pursuant to the offer is greater than 42% of the sum of
     (1) the aggregate fair market value of such Union Pacific common stock at the effective time of the forward merger and (2) the aggregate amount of cash paid pursuant to the offer and the forward merger.

   The closing tax opinion is not a condition to completing the offer or the merger. If Union Pacific obtains the closing tax opinion, then the merger will be effected as a forward merger (and the United States federal income tax consequences will be as summarized above). An opinion of counsel is not binding on the IRS or any court. If Union Pacific is not able to obtain the closing tax opinion, then Union Pacific expects that it will exercise its reasonable discretion to change the merger in form from a forward merger to a merger of Merger Subsidiary with and into Motor Cargo (the "reverse merger"), which, as summarized below, will be a fully taxable transaction for all holders of shares of Motor Cargo common stock, but not for Union Pacific, Merger Subsidiary or Motor Cargo.

   In the event of the reverse merger, the tax consequences to holders of shares of Motor Cargo common stock would differ materially from those summarized above. In general, each holder of shares of Motor Cargo common stock will recognize capital gain or loss in the offer and/or the reverse merger in an amount equal to (1) the sum of the amount of cash received pursuant to the offer and/or the reverse merger and the fair market value of shares of Union Pacific common stock received pursuant to the offer minus (2) the holder's adjusted tax basis in its shares of Motor Cargo common stock. The capital gain or loss will be long-term capital gain or loss if the holder had held such shares for more than one year.

   The determination by counsel as to whether the offer and the proposed forward merger will be treated as a "reorganization" within the meaning of
Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed forward merger. It is possible that Union Pacific will not be able to obtain the closing tax opinion. Thus, no assurance can be given that the form of the merger will be a forward merger as opposed to a fully-taxable reverse merger.

   The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the offer and the merger. Motor Cargo shareholders are urged to consult their tax advisors concerning the United States federal, state, local and foreign tax consequences of the offer and the merger to them.

Purpose of Our Offer; The Merger; Dissenters' Rights

   Purpose. We are making the offer in order to acquire all of the outstanding shares of Motor Cargo common stock. We intend, as soon as practicable after completion of the offer, to have Motor Cargo merge with and into Merger Subsidiary or to have Merger Subsidiary merge with and into Motor Cargo, depending on certain tax matters. The purpose of the merger is to acquire all shares of Motor Cargo common stock not tendered and exchanged pursuant to the offer. In the merger, each then outstanding Motor Cargo share (except for shares held by Motor Cargo or that we hold for our own account and shares of Motor Cargo common stock for which dissenters' rights have been exercised) will be converted into the right to receive $12.10 in cash, without interest.

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

   Plans for Motor Cargo. Following the completion of the offer and the merger, Motor Cargo will be operated separately from Overnite and will maintain its own corporate identity. There are no plans to merge any of the operating facilities or operating employees of Overnite and Motor Cargo, but over time, there may be some efficiencies realized from combining some administrative functions into a parent company.

   Union Pacific and Overnite plan to grow a partnership between Overnite and Motor Cargo whereby Overnite and Motor Cargo will offer through billing and through tracing to customers that Overnite does not serve directly in the Western United States and customers that Motor Cargo does not serve in the other parts of the United States. Union Pacific expects that the partnership between Overnite and Motor Cargo will lead to growth for both companies.

   Approval of the Merger. Under Section 16-10a-1101 of the Utah Revised Business Corporation Act (the "URBCA"), the approval of the board of directors of Motor Cargo and the affirmative vote of the holders of a majority of its outstanding shares are required to approve and adopt a merger and a merger agreement. The Motor Cargo board of directors has previously approved and adopted the merger and the merger agreement. Accordingly, if we complete the offer (after satisfaction of the minimum tender condition), we would have a sufficient number of shares of Motor Cargo common stock to approve the merger without the affirmative vote of any other holder of shares of Motor Cargo common stock. Therefore, unless the merger is consummated in accordance with the short-form merger provisions under the URBCA described below (in which case no action by the shareholders of Motor Cargo, other than Union Pacific, will be required to consummate the merger), the only remaining corporate action of Motor Cargo will be the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Motor Cargo common stock.

   Possible Short-Form Merger. Section 16-10a-1104 of the URBCA would permit the merger to occur without a vote of Motor Cargo's shareholders (a "short-form merger") if Union Pacific were to acquire at least 90% of the outstanding shares of Motor Cargo common stock in the offer or otherwise (including as a result of purchases by Union Pacific during any subsequent offering period) and contribute the shares immediately prior to the merger to Merger Subsidiary. If, however, Union Pacific does not acquire at least 90% of the then outstanding shares of Motor Cargo common stock pursuant to the offer or otherwise, and a vote of Motor Cargo's shareholders is required under the URBCA, a longer period of time will be required to effect the merger. Union Pacific has agreed in the merger agreement to effect the merger at the earliest practicable time, and to effect the merger as a short-form merger if it obtains ownership of at least 90% of the issued and outstanding shares of Motor Cargo common stock in the offer.

   Dissenters' Rights. Motor Cargo shareholders do not have dissenters' rights in connection with the offer. Motor Cargo shareholders who have not exchanged their shares of Motor Cargo common stock in connection with the offer will be entitled to dissenters' rights with respect to the merger. Motor Cargo shareholders at the time of the merger will have the right under Section 16-10a-1302 of the URBCA to dissent and demand appraisal of their shares of Motor Cargo common stock. Shareholders dissenting under Section 16-10a-1302 of the URBCA who comply with the applicable statutory procedures will be entitled to receive judicial determination of the fair value of their shares of Motor Cargo common stock and to receive payment of such fair value in cash, together with a rate of interest, if any.

Conditions of Our Offer

   The offer is subject to a number of conditions, which are described below:

   Minimum Tender Condition. There must be validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of Motor Cargo common stock which will constitute at least two-thirds of the total number of outstanding shares of Motor Cargo common stock on a fully diluted basis (including, for purposes of the calculation, all shares of Motor Cargo common stock issuable upon exercise of all options and the conversion or exchange of all securities convertible or exchangeable into Motor Cargo) as of the date that we

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

accept the shares of Motor Cargo common stock pursuant to our offer. Based on information supplied by Motor Cargo, the number of shares of Motor Cargo common stock needed to satisfy the minimum tender condition would have been 4,549,027 as of October 26, 2001. As of October 26, 2001, there were 6,473,140 shares of Motor Cargo common stock and 350,400 options to purchase shares of Motor Cargo common stock outstanding. We have entered into shareholder agreements with each of Mr. Tate and Mr. Friedland pursuant to which they have agreed to tender all shares of Motor Cargo common stock beneficially owned by them. Mr. Tate and Mr. Friedland together beneficially own 4,046,153 shares of Motor Cargo's common stock, which is approximately 59.3% of the total outstanding shares of Motor Cargo common stock on a fully diluted basis. Following the tender by Mr. Tate and Mr. Friedland, we will only need approximately 502,874 (or approximately 7.7% of the outstanding shares of Motor Cargo common stock on a fully diluted basis) additional shares to be tendered in order to satisfy the minimum condition.

   Antitrust Condition. This condition would be satisfied if all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ''HSR Act''), and any applicable antitrust laws have expired or been terminated.

   Registration Statement Effectiveness Condition. The registration statement on Form S-4 of which this preliminary prospectus is a part must have become effective under the Securities Act and not be the subject of any stop order or proceedings seeking a stop order.

   NYSE Listing Condition. The shares of Union Pacific common stock issuable to Motor Cargo shareholders in the offer must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

   Other Conditions of the Offer. Prior to the expiration of the offer, unless waived by us, the offer is also subject to the conditions that:

  . there must not have been instituted, pending or threatened any action or proceeding by any governmental authority:

     --challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit or make materially more costly the making of the offer, the acceptance for exchange of, or the exchange or delivery of the Union Pacific common stock or cash for some of or all the shares of Motor Cargo common stock by us or the consummation by us of the merger;

     --seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement, the offer or the merger;

     --seeking to limit, restrain or prohibit ownership or operation by us, Merger Subsidiary or our respective subsidiaries or affiliates of all or any portion of the business or assets of Motor Cargo and its subsidiaries, taken as a whole, or of us and our subsidiaries, taken as a whole, or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets and that of our subsidiaries, taken as a whole, or of our and our subsidiaries, taken as a whole;

     --seeking to impose or confirm limitations on the ability of us or any of our subsidiaries or affiliates effectively to exercise full rights of ownership of any shares of Motor Cargo common stock, including the right to vote any shares of Motor Cargo common stock to be acquired pursuant to the offer or owned by us or any of our subsidiaries or affiliates on all matters presented to Motor Cargo's shareholders (including the approval and adoption of the merger agreement and the merger), or seeking to require divestiture by us or any of our subsidiaries or affiliates of any shares of Motor Cargo common stock; or

     --which otherwise has, or would reasonably be expected to have, a material adverse effect on us or Motor Cargo, as defined in the merger agreement;

  . there must not have been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) Motor Cargo, us or any subsidiary or affiliate of Motor Cargo or ours or (ii) any transaction contemplated by the merger agreement, which in our judgment is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph;

  . there must not have occurred or exist any facts, changes, events or effects that have, or would reasonably be expected to have, a material adverse effect on Motor Cargo;

  .  there must not have occurred:

     --any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market other than (1) a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or (2) a suspension of not more than twenty-four hours solely relating to a bomb threat or other substantially similar threat directed to the New York Stock Exchange or the Nasdaq National Market;

     --a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

     --any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States;

     --the commencement of a war, armed hostilities or any other international or national calamity involving the United States; or

     --in the case of any of the foregoing existing at the time of the commencement of the offer, an acceleration or a worsening thereof;

  . Motor Cargo must not have failed to perform in any material respect any obligation under the merger agreement or to comply in any material respect with any agreement or covenant of Motor Cargo to be performed or complied with by it under the merger agreement;

  . the representations and warranties of Motor Cargo set forth in the merger agreement that are qualified as to materiality must be true and correct as so qualified in all respects as of the date of the merger agreement and as of the expiration of the offer (including any extension of the offer) (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the merger agreement that are not so qualified must be true and correct in all material respects as of the date of the merger agreement and as of the expiration of the offer (including any extension of the offer), except to the extent expressly made as of an earlier date, in which case as of such date;

  . the merger agreement must not have been terminated in accordance with its terms;

  . the board of directors of Motor Cargo (or any committee of the board of directors) must not have (1) withdrawn, qualified, modified or amended, or proposed to withdraw, qualify, modify or amend, in a manner adverse to us, their recommendations that the shareholders of Motor Cargo accept the offer, tender their shares of Motor Cargo common stock to us and approve and adopt the merger agreement and the merger or take any action or make any statement, filing or release inconsistent with the recommendations (it being understood that taking a neutral position or no position with respect to an acquisition proposal is considered an adverse modification of the recommendations), (2) approved or recommended, or proposed publicly to approve or recommend, any acquisition proposal or (3) caused Motor Cargo to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any acquisition proposal;

  . a third party must not have become the beneficial owner of 15% or more of the outstanding shares of Motor Cargo common stock and must not have acquired, directly or indirectly, 15% or more of the assets of Motor Cargo and its subsidiaries;

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

  . Motor Cargo and Union Pacific must not have agreed to terminate the offer or postpone the acceptance for payment of or payment for shares of Motor Cargo common stock;

  . Harold R. Tate and Marvin L. Friedland must not have breached their respective shareholder agreements; and

  . no representation and warranty relating to corporate authorization and specific actions relating to pre-approval corporate matters must have been breached in any respect or are inaccurate in any respect.

   The conditions of the offer described above are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions, including any action or inaction by us. We may, in our discretion, waive these conditions in whole or in part. The determination as to whether any condition has been satisfied will be in our good faith judgment and will be final and binding on all parties. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding anything to the contrary in this preliminary prospectus, we cannot and will not assert any of the conditions to the offer, other than certain regulatory conditions as, and to the extent, permitted by applicable rules and regulations of the SEC, at any time after the expiration date of the offer.

State Takeover Laws and Regulatory Approvals

   Except as set forth herein, we are not aware of any licenses or regulatory permits that appear to be material to the business of Motor Cargo and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of shares of Motor Cargo common stock in the offer. In addition, except as set forth herein, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the shares of Motor Cargo common stock. Should any such approval or other action be required, we expect to seek such approval or action, except as described under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Motor Cargo's or its subsidiaries' businesses, or that certain parts of Motor Cargo's, Union Pacific's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any shares of Motor Cargo common stock in the offer.

   State Takeover Laws. The Utah Control Shares Acquisitions Act, which we refer to as the CAA below, provides that a person who makes a control share acquisition will not be permitted to vote those shares unless approved in accordance with the statute. "Control shares" means shares of an issuing public corporation, such as Motor Cargo, that would entitle the person to exercise or direct the exercise of the voting power of the corporation in the election of directors of over 20% of all voting power. Under certain circumstances, the CAA makes it more difficult for an interested shareholder to effect a change in control of a corporation, although the board of directors or the shareholders may, by adopting an amendment to the corporation's articles of incorporation or bylaws, elect not to be governed by the CAA, if the amendment is effective prior to the control share acquisition. Prior to the execution of the merger agreement, the board of directors of Motor Cargo unanimously approved an amendment to the bylaws of Motor Cargo which provides that the CAA will not apply to the shares of Motor Cargo common stock. As a result of such amendment, the provisions of the CAA are not applicable to any of the transactions contemplated by the merger agreement, including the offer, the merger and the shareholder agreements.

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the offer or the merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers

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

Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   Motor Cargo has taken all actions necessary to ensure that the CAA will not apply in connection with the offer or the merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer or the merger, and nothing herein nor any action that we take in connection with the offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the offer or the merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the offer or the merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase shares of Motor Cargo common stock tendered in the offer or be delayed in continuing or consummating the offer. In that case, we may not be obligated to accept for purchase, or pay for, any shares of Motor Cargo common stock tendered.

   Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Motor Cargo common stock pursuant to the offer is subject to these requirements.

   Pursuant to the requirements of the HSR Act, we filed a Notification and Report Form with respect to the offer with the Antitrust Division and the FTC on October 26, 2001. The offer cannot be completed until a required waiting period of 30 days from the date of our filing has expired or been terminated earlier by the FTC or the Antitrust Division. The FTC or the Antitrust Division can also request additional information and materials from Union Pacific in connection with their review of the offer. Should there be an additional request, Union Pacific and Motor Cargo cannot complete the offer until 30 days after Union Pacific has substantially complied with the request for additional information, unless the 30-day waiting period is terminated early. If either agency believes that the offer would violate the federal antitrust laws by substantially lessening competition in any line of commerce affecting United States consumers, they have the authority to seek to enjoin the transactions. We can give no assurance that a challenge to the offer will not be made or, if such a challenge is made, that it would be unsuccessful. Expiration or termination of the HSR Act waiting period is a condition to the offer.

   Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or what the result will be if such a challenge is made. For a description of certain conditions to the offer, including conditions with respect to litigation and certain governmental actions and for certain termination rights in connection with antitrust suits, see "--Conditions of Our Offer."

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

Certain Effects of the Offer

   Market for the Shares. The tender of shares of Motor Cargo common stock pursuant to the offer will reduce the number of shares of Motor Cargo common stock that might otherwise trade publicly and will reduce the number of holders of shares of Motor Cargo common stock and could adversely affect the liquidity and market value of the remaining shares of Motor Cargo common stock held by the public.

   Nasdaq National Market Listing. Depending upon the number of shares of Motor Cargo common stock purchased pursuant to the offer, the shares of Motor Cargo common stock may no longer meet the requirements of the National Association of Securities Dealers for continued inclusion on the Nasdaq National Market, which requires that an issuer either:

  . have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have net tangible assets of at least $4 million, and have a minimum bid price of $1; or

  . have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5, have at least 4 market makers and have either (1) a market capitalization of at least $50,000,000 or (2) a total of at least $50,000,000 in assets and revenues, respectively.

   If the Nasdaq National Market ceased publishing quotations for the shares of Motor Cargo common stock, it is possible that the shares of Motor Cargo common stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Motor Cargo common stock and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Motor Cargo common stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of shares of Motor Cargo common stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Motor Cargo common stock or whether it would cause future market prices to be greater or lesser than the price we are presently offering.

   Registration Under the Exchange Act. Shares of Motor Cargo common stock are currently registered under the Exchange Act. Motor Cargo can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Motor Cargo common stock. Termination of registration of the shares of Motor Cargo common stock under the Exchange Act would reduce the information that Motor Cargo must furnish to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to shares of Motor Cargo common stock. In addition, if shares of Motor Cargo common stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to Motor Cargo. Furthermore, the ability of "affiliates" of Motor Cargo and persons holding "restricted securities" of Motor Cargo to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for Nasdaq National Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

   Status as "Margin Securities." The shares of Motor Cargo common stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Motor Cargo common stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of

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

the offer, the shares of Motor Cargo common stock may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the shares of Motor Cargo common stock would be ineligible as collateral for margin loans made by brokers.

Source and Amount of Funds

   We estimate that the total amount of funds required to purchase all of the shares of Motor Cargo common stock pursuant to the offer, assuming that only
Mr. Tate and Mr. Friedland elect to receive shares of Union Pacific common stock, and to pay related fees and expenses will be approximately $34.5 million. We expect to obtain the necessary funds from available cash and working capital. The offer is not conditioned upon any financing being obtained.

Relationships With Motor Cargo

   Except as set forth herein, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Motor Cargo, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described herein, there have been no contacts, negotiations or transactions since December 31, 1997, between us or, to the best of our knowledge, any of our directors, executive officers or other affiliates on the one hand, and Motor Cargo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither we, nor, to the best of our knowledge, any of our directors, executive officers or other affiliates has, since December 31, 1997, had any transaction with Motor Cargo or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer.

Accounting Treatment

   The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States of America. For purposes of preparing Union Pacific's consolidated financial statements, Union Pacific will establish a new accounting basis for Motor Cargo's assets and liabilities based upon their fair values, the consideration and the costs of the offer and the merger. Union Pacific believes that any excess of cost over the fair value of the net assets of Motor Cargo will be recorded as goodwill and other intangible assets. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Union Pacific will determine the fair value of Motor Cargo's assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

Fees and Expenses

   We have retained Morrow & Co., Inc. as information agent in connection with the offer. The information agent may contact holders of shares of Motor Cargo common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to beneficial owners of shares of Motor Cargo common stock. We will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the United States federal securities laws.

   We have retained Wells Fargo Bank Minnesota, N.A. as the exchange agent. The exchange agent will be paid reasonable and customary compensation for its services in connection with the offer and will be reimbursed

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

for its reasonable out-of-pocket expenses from funds furnished by and originating from Motor Cargo and will be indemnified against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

   In addition, we have engaged Morgan Stanley & Co., Incorporated to provide certain financial advisory services to us in connection with the acquisition of Motor Cargo. We will pay Morgan Stanley customary compensation for such services in connection with the offer and the merger. In the event an acquisition is concluded, we will pay Morgan Stanley a transaction fee of $975,000.

   Motor Cargo's board of directors received an opinion from Morgan Keegan dated October 15, 2001 substantially to the effect that, as of such date, the consideration to be received by Motor Cargo shareholders pursuant to the merger agreement is fair from a financial point of view to the shareholders of Motor Cargo. The opinion is attached as an exhibit to Motor Cargo's Schedule 14D-9, which is being mailed to the shareholders of Motor Cargo with this preliminary prospectus. A summary of the report and the opinion provided by Morgan Keegan to the board of directors of Motor Cargo and details regarding the selection of Morgan Keegan as financial adviser and arrangements between Motor Cargo and Morgan Keegan are disclosed in Motor Cargo's Schedule 14D-9.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Motor Cargo common stock pursuant to the offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Stock Exchange Listing

   Our common stock is listed on the NYSE under the symbol "UNP." We will notify the NYSE of our reissuance of previously acquired shares of Union Pacific common stock that we will issue pursuant to the offer.

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

                        CERTAIN PROJECTIONS (UNAUDITED)

   In the course of Union Pacific's due diligence review of Motor Cargo, Motor Cargo provided to Union Pacific projections detailing Motor Cargo's forecasts for certain operational and financial items. These projections were based on numerous assumptions and management estimates. The actual results may vary materially from the projections. Information derived from the projections has been set forth below for the limited purpose of giving shareholders access to certain projections and other information provided by Motor Cargo's management to Union Pacific in connection with its due diligence review of Motor Cargo.

   In preparing the projections set forth below, Motor Cargo made numerous assumptions including, without limitation, those assumptions set forth below the following table. These assumptions were based upon Motor Cargo management's forecast and estimates of future conditions and reflect numerous assumptions with respect to general business and economic conditions and other matters which are inherently uncertain or beyond Motor Cargo's, Union Pacific's or Merger Subsidiary's control, and do not take into account any changes in Motor Cargo's operations or capital structure which may result from the offer and the merger. It is not possible to predict whether the assumptions made in preparing the projections will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of information from the projections should not be regarded as an indication that Union Pacific or Motor Cargo considered it a reliable predictor of future events, and this information should not be relied on as such by Motor Cargo's shareholders. None of Union Pacific, Merger Subsidiary, the exchange agent, the information agent or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and Motor Cargo has made no representations or warranties to Union Pacific or Merger Subsidiary regarding such information.

                        Motor Cargo Industries Forecast

                                        2001          2002      2003      2004      2005
                                  ----------------  --------  --------  --------  --------
                                  Jan-Aug  Sept-Dec
                                  -------  --------
                                                  (in thousands of dollars)
Revenue.......................... $92,307  $48,000  $154,337  $172,858  $193,601  $216,833
   Growth rate...................     7.0%     7.0%     10.0%     12.0%     12.0%     12.0%
Operating ratio..................    92.6%    92.6%     92.0%     91.0%     91.0%     91.0%
Operating income.................   6,834    3,552    12,347    15,557    17,424    19,515
Interest expense.................     (83)     (50)     (120)     (110)     (100)      (90)
Other income.....................     102       23       168       377       590       830
Income taxes.....................  (2,745)  (1,375)   (4,834)   (6,176)   (6,986)   (7,899)
                                     40.1%    39.0%     39.0%     39.0%     39.0%     39.0%
Net income.......................   4,108    2,150     7,561     9,653    10,928    12,356
Depreciation.....................   5,881    3,072     9,878    11,063    12,390    13,877
   Percent of revenue............     6.4%     6.4%      6.4%      6.4%      6.4%      6.4%
Net changes in working capital...   2,534   (2,000)   (1,500)   (1,700)   (2,000)   (2,300)
Capital expenditures.............  (8,562)  (1,850)  (11,000)  (12,320)  (13,798)  (15,454)
   Sale of terminals.............      --       --     2,285        --        --        --
Cash provided (used in) financing
  activities.....................  (6,939)      --        --        --        --        --
Net increase (decrease) in cash..  (2,978)   1,372     7,224     6,696     7,520     8,479

--------
Assumptions:
1. The projected revenue growth rate is based on a historical average growth rate of 10% from 1996 to 2000, and assumes higher growth beginning in 2003 based on expected growth within Motor Cargo's operating region. The highest annual growth rate experienced by Motor Cargo since 1996 was 16%, in 1997, and the lowest annual growth rate was 4.7% in 2000.

2. The projected operating ratio is based on a historical average operating ratio of 92.1% from 1996 to 2000, and assumes continued improvement in operating efficiency. The lowest operating ratio experienced by Motor Cargo since 1996 was 90.0%, in 1997, and the highest operating ratio was 93.9% in 1999.
3. The projected depreciation expense is based on Motor Cargo's current level of depreciation expense, from January 1, 2001 through August 31, 2001, as a percentage of revenues.
4. The projected capital expenditures are based on estimated 2001 capital expenditures of $10,412,000, with increases to reflect the assumed revenue growth rate.
5. The projected cash provided by (used in) financing activities is based on Motor Cargo's historically low borrowings of long-term debt and management's expectation that significant financing will not be required to finance future capital expenditures or revenue growth.
6. The projected other income consists primarily of interest income and is based on the assumed investment of the projected net increase in cash at a rate of 3% per annum.

   Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this preliminary prospectus for the limited purpose of giving Motor Cargo's shareholders access to projections and other information prepared by Motor Cargo's management that were made available to Union Pacific. The projections were based on assumptions concerning Motor Cargo's operations and business prospects in 2001 through 2005, including the assumption that Motor Cargo would continue to operate under the same ownership structure as existed at the time the projections were prepared. The projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are also difficult to predict and many of which are beyond Motor Cargo's, Union Pacific's and Merger Subsidiary's control. Such uncertainties and contingencies include, but are not limited to, the following factors: economic factors and fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the projections and other forward-looking information were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this preliminary prospectus only because such information was made available to Union Pacific by Motor Cargo. Neither Union Pacific's, Merger Subsidiary's nor Motor Cargo's independent accountants have examined, compiled or applied any agreed upon procedures to this information, and, accordingly, do not express an opinion or any form of assurance with respect thereto and assume no responsibility for this information. Neither Union Pacific, Merger Subsidiary nor Motor Cargo intends to provide any updated information with respect to the projections or any forward-looking statements except to the extent required by the federal securities laws.

                             THE MERGER AGREEMENT

   The following description of the merger agreement describes the material terms of the merger agreement but does not purport to describe all the terms of the agreement. The complete text of the merger agreement is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Union Pacific on October 16, 2001. All shareholders are urged to read the merger agreement in its entirety because it is the legal document that governs the offer and the merger.

The Offer

   Terms of the Offer. The merger agreement provides for the commencement of our offer to exchange all outstanding shares of Motor Cargo common stock for either 0.26 of a share of Union Pacific common stock or $12.10 in cash, at the election of the holders of Motor Cargo common stock subject, in each case, to the election procedure. Shareholders who validly tender their shares of Motor Cargo common stock but fail to make an election will be deemed to have elected to receive the $12.10 in cash for each share of Motor Cargo common stock validly tendered. The obligation of Union Pacific to accept for payment and pay for shares of Motor Cargo common stock tendered pursuant to the offer is subject to certain conditions discussed in "The Offer--Conditions of Our Offer" on page 31.

   No fractional shares of Union Pacific common stock will be issued in connection with the exchange of Union Pacific common stock for Motor Cargo common stock upon consummation of the offer. In lieu of fractional shares, each tendering shareholder who would otherwise be entitled to a fractional share of Union Pacific common stock will be paid an amount in cash equal to the product obtained by multiplying (A) the fractional share interest such holder would otherwise be entitled to by (B) the closing price for a share of Union Pacific common stock as reported on the New York Composite Transaction Tape on the date Union Pacific accepts shares of Motor Cargo common stock for exchange in the offer. The cash consideration payable by Union Pacific for each validly tendered share of Motor Cargo common stock accepted for payment by Union Pacific will, subject to any required withholding of taxes, be net to the holder thereof in cash.

   Union Pacific may, without the consent of Motor Cargo, extend the offer (A) for one or more periods beyond the initial expiration date but in no event ending later than January 31, 2002 if, at the initial or extended expiration date of the offer, any of the conditions to the offer have not been satisfied or waived, and (B) for any period required by any rule, regulation, interpretation or position of the SEC applicable to the offer or any period required by applicable law. In addition, Union Pacific may elect to provide a subsequent offering period for 3 business days to 20 business days after the acceptance of shares of Motor Cargo common stock pursuant to Rule 14d-11 promulgated under the Exchange Act to meet the objective (which is not a condition to the offer) that there be validly tendered prior to the expiration date of such subsequent offer and not withdrawn a number of shares of Motor Cargo common stock, which together with shares of Motor Cargo common stock then owned by Union Pacific, constitutes at least 90% of the then outstanding shares of Motor Cargo common stock.

   Prompt Payment for Shares of Motor Cargo Common Stock After the Closing of the Offer. Subject to the conditions of the offer, Union Pacific will accept for payment and pay for or exchange, as promptly as practicable after the expiration of the offer, all shares of Motor Cargo common stock validly tendered and not properly withdrawn pursuant to the offer.

The Merger

   The Merger. The merger agreement provides that Motor Cargo will be merged with and into Merger Subsidiary as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, and Merger Subsidiary will be the surviving corporation. However, if Union Pacific does not obtain a tax opinion that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then, in Union Pacific's reasonable discretion, Merger Subsidiary will be merged with and into Motor Cargo, and Motor Cargo will be the surviving corporation.

   Under the terms of the merger agreement, at the effective time of the merger, each share of Motor Cargo common stock will be converted into the right to receive from Union Pacific the same per share cash consideration paid to holders of Motor Cargo common stock who exchanged their shares of Motor Cargo common stock in the offer. The merger consideration will not be payable in respect of shares of Motor Cargo common stock held by Motor Cargo or Union Pacific.

   Going Private. If the share price of Union Pacific common stock exceeds $46.53 per share and, therefore, the consideration received by Motor Cargo shareholders who elect to receive stock in the offer exceeds the $12.10 per share in cash to be received in the merger, the merger will be a "going-private" transaction within the meaning of Rule 13e-3 under the Exchange Act. As a result, additional information relating to the negotiations, the fairness of the consideration to be received in the merger, and related matters must be filed on Schedule 13E-3 with the SEC. Subsequent to the SEC's review, if any, of the Schedule 13E-3, an information statement required by Rule 13e-3, containing such information, must be provided to the Motor Cargo shareholders at least 20 days before the merger is effective. In such event, the consummation of the merger will be delayed.

   Dissenting Shareholders. The shareholders of Motor Cargo, who have demanded and perfected their respective rights to dissent from the merger and to be paid the fair value of their shares of Motor Cargo common stock in accordance with
Part 13 of the URBCA and have not, as of the effective time of the merger, effectively withdrawn or otherwise lost such dissenters' rights, will not have their shares converted into or otherwise represent a right to receive cash consideration but will instead be entitled only to such rights as are granted by the URBCA. Notwithstanding the immediately preceding sentence, if any holder of Motor Cargo common stock who demands dissenters' rights with respect to its shares under the URBCA effectively withdraws or loses its dissenters' rights through failure to perfect or otherwise, then as of the effective time of the merger or the occurrence of such event, whichever later occurs, such holder's shares will automatically be converted into and represent only the right to receive the cash consideration, without interest thereon, upon surrender of the certificate or certificates formerly representing such shares of Motor Cargo common stock.

   Exchange Agent. Prior to the effective time of the merger, Union Pacific will designate a bank or trust company to act as agent for the holders of the Motor Cargo common stock in connection with the merger to receive in trust, the aggregate cash consideration to which holders of shares of Motor Cargo common stock will become entitled pursuant to the merger. The exchange agent will exchange certificates representing shares of Motor Cargo common stock for the cash consideration. At the effective time of the merger, Union Pacific will make available to the exchange agent the cash consideration to be received by Motor Cargo's shareholders. Soon after completion of the merger, the exchange agent will mail to each person who was a Motor Cargo shareholder at the effective time of the merger a letter of transmittal and instructions on how to surrender their Motor Cargo stock certificates to the exchange agent in exchange for the cash consideration.

   Effective Time of the Merger. The merger will become effective upon the filing of the articles of merger with the Utah Department of Commerce, Division of Corporations and Commercial Code or such later time as is agreed by Motor Cargo and Union Pacific and specified in the articles of merger. The filing of the articles of merger will take place as soon as practicable after satisfaction or waiver of the conditions described below under "--Conditions to the Merger."

   Board of Directors and Officers. At and after the effective time of the merger, the directors of the surviving corporation will be the directors of Merger Subsidiary prior to the effective time of the merger and the officers of the surviving corporation will be the officers of Motor Cargo prior to the effective time of the merger.

   Articles of Incorporation and Bylaws. At and after the effective time of the merger, the articles of incorporation of the surviving corporation will be as set forth in Exhibit A to the merger agreement and the bylaws of the surviving corporation will be identical to the bylaws of Merger Subsidiary.

Motor Cargo Board of Directors

   Upon the acceptance of shares of Motor Cargo common stock for payment by Union Pacific pursuant to the offer, Union Pacific will be entitled to designate such number of directors on the board of directors of Motor Cargo as is equal to the product, rounded up to the next whole number, obtained by multiplying the total number of directors on the Motor Cargo board of directors at that time by the percentage that the number of shares of Motor Cargo common stock then beneficially owned by Union Pacific bears to the total number of shares of Motor Cargo common stock then outstanding. Motor Cargo and its board of directors will, after the acceptance of shares of Motor Cargo common stock by Union Pacific, immediately increase the size of its board of directors or secure the resignations of such number of incumbent directors or remove such number of incumbent directors, to the extent permitted by applicable law, or any combination of the foregoing, as is necessary to enable Union Pacific's designees to be appointed to the Motor Cargo board of directors and will cause Union Pacific's designees to be appointed. Upon the acceptance of shares of Motor Cargo common stock by Union Pacific pursuant to the offer, Motor Cargo will, if requested by Union Pacific, also cause directors designated by Union Pacific to constitute at least the same percentage, rounded up to the next whole number, of each committee of Motor Cargo's board of directors as is on Motor Cargo's board of directors after giving effect to the foregoing changes to the composition of Motor Cargo's board of directors.

   The merger agreement provides that Motor Cargo's obligation to appoint Union Pacific's designees to the Motor Cargo board of directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Motor Cargo will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the merger agreement, including mailing to shareholders, together with the Schedule 14D-9, the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Union Pacific's designees to be appointed to Motor Cargo's board of directors. Union Pacific will supply Motor Cargo and be solely responsible for any information with respect to Union Pacific, its designees and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

   Notwithstanding the foregoing, there will be, until the effective time of the merger, at least two members of Motor Cargo's board of directors who are directors of Motor Cargo prior to consummation of the offer. Following the appointment of Union Pacific's designees to Motor Cargo's board of directors and prior to the effective time of the merger, the concurrence of a majority of the continuing directors then in office will be required for Motor Cargo to:

  .  amend or terminate the merger agreement;

  . extend or waive the time for the performance of any of the obligations or other acts of Union Pacific or Merger Subsidiary under the merger agreement; or

  .  waive any of Motor Cargo's rights under the merger agreement.

Treatment of Motor Cargo Stock Options

   The merger agreement provides that each Motor Cargo stock option granted to an employee, officer or director of Motor Cargo will become fully vested and exercisable in accordance with the terms of Motor Cargo's option plans. At the effective time of the merger, each unexercised Motor Cargo stock option outstanding will be cancelled and the holder thereof will be entitled to receive as consideration for such cancellation, an amount in cash, net of applicable withholdings, equal to the excess of (A) the $12.10 cash consideration over (B) the per share exercise or strike price of such Motor Cargo stock option multiplied by (C) the number of shares subject to such Motor Cargo stock option.

Representations and Warranties

   The merger agreement contains certain generally reciprocal representations and warranties made by each party to the other. These generally reciprocal representations and warranties relate to:

  .  corporate organization, existence, good standing, power and authority;

  . corporate authority to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

  .  capitalization;

  . absence of a breach of the articles of incorporation, bylaws, law or other agreements as a result of the transactions contemplated by the merger agreement;

  . governmental consents, approvals, orders and authorizations required in connection with the transactions contemplated by the merger agreement;

  . information provided for inclusion in the Schedule 14D-9 and this preliminary prospectus;

  .  filings with the SEC;

  .  financial statements; and

  .  tax matters.

   In addition, Motor Cargo made representations and warranties to Union Pacific and Merger Subsidiary regarding:

  .  ownership of subsidiaries;

  . shareholder vote required to approve the merger under Utah law, if necessary;

  .  absence of certain material changes or events since December 31, 2000;

  .  absence of undisclosed liabilities;

  .  employee benefit matters;

  .  labor matters;

  .  litigation;

  .  compliance with laws;

  .  certain contracts;

  .  environmental matters;

  .  intellectual property;

  .  title, sufficiency and condition of assets;

  .  transactions with affiliates;

  .  opinion of financial advisor; and

  .  broker's or finder's fees.

   In addition, Union Pacific and Merger Subsidiary made a representation and warranty with respect to the availability of funds to finance the offer and the merger.

   The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

   Certain of the representations and warranties are qualified by a material adverse effect standard. A material adverse effect with respect to Motor Cargo or Union Pacific and their subsidiaries is any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of Motor Cargo or Union Pacific, as the case may be, and its subsidiaries, taken as a whole, whether related specifically to Motor Cargo or Union Pacific, as the case may be, or to more generally applicable facts, changes, events or effects.

Covenants

   Union Pacific and Motor Cargo have each undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

   Interim Operations of Motor Cargo. Motor Cargo has agreed that from the date of the merger agreement to the effective time of the merger its and its subsidiaries' business will be conducted only in the ordinary and customary course consistent with past practice, including, taking all reasonable measures to protect the confidentiality of its trade secrets, and, to the extent consistent therewith, Motor Cargo will use reasonable best efforts to preserve its and its subsidiaries business organization intact and maintain existing relations with customers, suppliers, employees, creditors and business partners, except as expressly provided in the merger agreement or with the prior written consent of Union Pacific, which consent will not be unreasonably withheld, conditioned, or delayed. Motor Cargo has agreed that it and its subsidiaries will not, without the prior written consent of Union Pacific, which consent will not be unreasonably withheld, conditioned, or delayed:

  . directly or indirectly, split, combine or reclassify the outstanding shares of Motor Cargo common stock, or any outstanding capital stock of any of the subsidiaries of Motor Cargo;

  .  amend any organizational documents;

  . declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

  . issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Motor Cargo or its subsidiaries, other than issuances pursuant to the exercise of Motor Cargo stock options outstanding on the date of the merger agreement;

  . transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness;

  . redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

  . increase the compensation or benefits payable to any director, officer, other employee or consultant of Motor Cargo or any of its subsidiaries, other than in the ordinary course of business consistent with past practice;

  . grant any severance or termination pay to, or amend any such existing arrangement with, any director, officer, other employee or consultant of Motor Cargo or any of its subsidiaries;

  . enter into any employment, deferred compensation or other similar agreement, or amend any such existing agreement, with any director, officer, other employee or contractor of Motor Cargo or any of its subsidiaries;

  . increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements;

  . adopt any new benefit plan, terminate any benefit plan or modify any benefit plan in a way that could result in additional cost to Union Pacific, Motor Cargo or any of their respective subsidiaries, except for any amendments to a benefit plan required to maintain its qualified plan status under Section 401(a) of the Internal Revenue Code;

  . modify any actuarial cost method, assumption or practice used in determining benefit obligations, annual expense and funding for any benefit plan, except to the extent required by GAAP;

  . subject to any ERISA fiduciary obligation, modify the investment philosophy of the benefit plan trusts or maintain an asset allocation which is not consistent with such philosophy;

  . subject to any ERISA fiduciary obligation, enter into any outsourcing agreement, or any other material contract relating to the benefit plans or management of the benefit plan trusts;

  . grant any ad hoc pension increase, establish any new or fund any existing "rabbi" or similar trust, or enter into any other arrangement for the purpose of securing non-qualified retirement benefits, termination benefits or deferred compensation;

  . modify, amend or terminate certain Motor Cargo agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

  . permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Union Pacific, except in the ordinary course of business and consistent with past practice;

  . incur indebtedness in excess of $500,000, make any loans, advances or capital contributions to, or investments in, any other person or enter into any material commitment or transaction requiring a capital expenditure by Motor Cargo or its subsidiaries;

  . change any method of reporting income, deductions or other items for income tax purposes, make or change any election with respect to taxes, agree to or settle any claim or assessment in respect of taxes, or agree to an extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, other than in the ordinary course of business consistent with past practice or as required by law;

  . change any of the accounting principles used by Motor Cargo unless required by GAAP;

  . pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice;

  . acquire any corporation, partnership or other business organization or division thereof or make any investment in another entity;

  . sell, dispose of, pledge or encumber or authorize or propose the sale, disposition, pledge or encumbrance of any assets of Motor Cargo or any of its subsidiaries, except in the ordinary and customary course of business consistent with past practice;

  . take any action which it believes when taken could reasonably be expected to adversely affect or delay in any material respect the ability of any of the parties to the merger agreement to obtain any approval of any governmental authority required to consummate the transactions contemplated by the merger agreement;

  . take any action to cause shares of Motor Cargo common stock to cease to be quoted on the Nasdaq National Market prior to the effective time of the merger;

  . take, or agree to commit to take, any action that would make any representation or warranty of Motor Cargo inaccurate in any respect; and

  . enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

   No Solicitation. Motor Cargo has agreed to, and will cause its and its subsidiaries' respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted heretofore by Motor Cargo, its subsidiaries or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives with respect to any "acquisition proposal." Motor Cargo has agreed not to, and will cause its and its subsidiaries' respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives not to, directly or indirectly:

  . solicit, initiate or knowingly encourage, including by way of furnishing information, or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any "acquisition proposal";

  . enter into any agreement, arrangement or understanding with respect to any "acquisition proposal" or enter into any agreement, arrangement or understanding requiring Motor Cargo to abandon, terminate or fail to consummate the exchange of shares of Motor Cargo common stock pursuant to the offer or the merger or any other transaction contemplated by the merger agreement;

  . participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Motor Cargo or its subsidiaries or afford access to the properties, books or records or employees of Motor Cargo or its subsidiaries to, any third party relating to an "acquisition proposal," or knowingly facilitate any effort or attempt to make or implement an "acquisition proposal" or accept an "acquisition proposal"; or

  . enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any "acquisition proposal."

   However, if, at any time prior to the exchange of Motor Cargo common stock pursuant to the offer:

  . Motor Cargo has received an unsolicited bona fide written proposal from a third party relating to an "acquisition proposal"; and

  . Motor Cargo's board of directors concludes in good faith, after consultation with a financial advisor of nationally recognized reputation and after receiving the written advice of its outside counsel:

     --that such "acquisition proposal" constitutes a "superior proposal"; and

     --that the failure to provide such information or participate in such negotiations or discussions would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law;

Motor Cargo may, subject to its giving Union Pacific at least two business days' prior written notice of the identity of such third party and all of the terms and conditions of such "acquisition proposal" and of Motor Cargo's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such third party:

  . furnish information with respect to Motor Cargo and its subsidiaries to any third party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the confidentiality agreement covering Motor Cargo and Overnite, provided that a copy of all such information is delivered simultaneously to Union Pacific if it has not previously been so furnished to Union Pacific; and

  .  participate in discussions or negotiations regarding such proposal.

   An "acquisition proposal" is any inquiry, offer, proposal or intended proposal, indication of interest, signed agreement or completed action, as the case may be, by any third party which relates to a transaction or series of transactions, including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination, involving Motor Cargo or any of its subsidiaries or the issuance or acquisition of shares of capital stock or other equity securities of Motor Cargo or any of its subsidiaries representing 15% or more of the voting power of the outstanding capital stock of Motor Cargo or such subsidiary or any tender or exchange offer that if consummated would result in any person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of Motor Cargo or any of its subsidiaries representing 15% or more of by

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

voting power of the outstanding capital stock of Motor Cargo or such subsidiary, or the acquisition, license, purchase or other disposition of a substantial portion of the technology, business or assets of Motor Cargo or any of its subsidiaries outside the ordinary course of business or inconsistent with past practice.

   A "superior proposal" is any bona fide written "acquisition proposal," (provided that for the purposes of this definition, the applicable percentages in the definition of "acquisition proposal" will be 75% as opposed to 15%), on its most recently amended or modified terms which Motor Cargo's board of directors determines in its good faith judgment, after receipt of the advice of a financial advisor of nationally recognized reputation and receiving advice of its outside counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the third party making the proposal:

  . that would, if consummated, result in a transaction that is more favorable to Motor Cargo's shareholders, from a financial point of view, than the transactions contemplated by the merger agreement; and

  .  is reasonably capable of being completed.

   Motor Cargo has agreed that it will notify and advise Union Pacific of any "acquisition proposal" or of any request for information or inquiry that may lead to an "acquisition proposal," the terms and conditions of such "acquisition proposal," request or inquiry, and the identity of the person making such "acquisition proposal," request or inquiry as soon as practicable, and in any event within 24 hours of receipt of such "acquisition proposal," request or inquiry. Motor Cargo has agreed to inform Union Pacific on a prompt and current basis of the status, content and details of any discussions regarding, or relating to, any "acquisition proposal" with a third party and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding the "acquisition proposal." In fulfilling its obligations under the merger agreement, Motor Cargo has agreed to provide Union Pacific copies of all written correspondence or other written material, including material in electronic form, between Motor Cargo and such third party, except in the event where the delivery of such copies would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law.

   Covenant to Recommend. Motor Cargo has represented and warranted that its board of directors unanimously recommended that Motor Cargo's shareholders accept the offer, tender their shares of Motor Cargo common stock to Union Pacific and approve and adopt the merger agreement and the merger. Motor Cargo has agreed not to permit the recommendations of Motor Cargo's board of directors or any component thereof to be modified in any manner adverse to Union Pacific or Merger Subsidiary or to be withdrawn, except as provided in the merger agreement. See "--Modifications of Recommendations of Motor Cargo's Board of Directors" below.

   Motor Cargo has agreed that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable on the date of commencement of the offer, which will contain the recommendations of Motor Cargo's board of directors which pertain to the merger agreement and the offer.

   Modification of Recommendations of Motor Cargo's Board of Directors. Motor Cargo has agreed that it will not make a "subsequent determination" with respect to any of the recommendations of Motor Cargo's board of directors unless prior to the consummation of the offer, Motor Cargo's board of directors determines in good faith, after it has received a "superior proposal" and after receipt of written advice from outside counsel, that the failure to make a "subsequent determination" would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law. If Motor Cargo's board of directors makes such a determination, it may inform Motor Cargo's shareholders that it no longer believes that exchange of Motor Cargo common stock pursuant to the offer and the other transactions contemplated by the merger agreement are advisable.

   Motor Cargo's board of directors may only notify Motor Cargo's shareholders of such a determination after 5:00 p.m., New York City time, on the third business day following delivery by Motor Cargo to Union Pacific of a written notice:

  . advising Union Pacific that Motor Cargo's board of directors has received a "superior proposal";

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

  . specifying the terms and conditions of such "superior proposal," including the amount per share that Motor Cargo's shareholders will receive, valuing any non-cash consideration at what Motor Cargo's board of directors determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration, and including a copy with all accompanying documentation, except in the event where the inclusion of such copy would result in a breach by Motor Cargo's board of directors of its fiduciary duties to Motor Cargo's shareholders under applicable law;

  .  identifying the person making such "superior proposal"; and

  .  stating that Motor Cargo intends to make a "subsequent determination."

   After providing such notice, Motor Cargo will provide a reasonable opportunity to Union Pacific, and will cooperate in good faith with Union Pacific, to make such adjustments in the terms and conditions of the merger agreement as would enable Motor Cargo to proceed with the recommendations of Motor Cargo's board of directors to its shareholders without a "subsequent determination"; provided, however, that any adjustment to the merger agreement will be at the discretion of Union Pacific.

   A "subsequent determination" occurs if Motor Cargo's board of directors:

  . withdraws, qualifies, modifies or amends, or proposes to withdraw, qualify, modify or amend, in a manner adverse to Union Pacific, the recommendations of Motor Cargo's board of directors or take any action or make any statement, filing or release inconsistent with such recommendations, it being understood that taking a neutral position or no position with respect to an "acquisition proposal" will be considered an adverse modification of the recommendations of Motor Cargo's board of directors;

  . approves or recommends, or proposes publicly to approve or recommend, any "acquisition proposal"; or

  . causes Motor Cargo to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any "acquisition proposal".

   Covenant to Call Shareholder Meeting and Mail Proxy Statement. If approval of Motor Cargo's shareholders is required by applicable law in order to consummate the merger, Motor Cargo has agreed to call a meeting of its shareholders for the purpose of considering and taking action upon the merger agreement and the merger. If required by applicable law, promptly after the acceptance for exchange of the shares of Motor Cargo common stock pursuant to the offer, Motor Cargo has agreed to prepare and file with the SEC a proxy statement for the purposes of soliciting proxies to approve and adopt the merger agreement and the merger and use all reasonable best efforts to have the proxy statement cleared by the SEC as promptly as practicable. Motor Cargo will use its reasonable best efforts to solicit from its shareholders proxies in favor of the merger agreement and the merger and will take all other actions necessary or advisable to secure the vote or consent of shareholders as may be required by Utah law to complete the merger. Motor Cargo has agreed to mail the proxy statement to its shareholders as promptly as practicable after the proxy statement has cleared the SEC.

   Use of Reasonable Best Efforts. Union Pacific and Motor Cargo have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the offer, the merger, and the other transactions contemplated by the merger agreement, including:

  . the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all other necessary registrations and filings;

  . the obtaining of all necessary consents, approvals or waivers from third parties;

  . the preparation of the offer registration statement, of which this preliminary prospectus forms a part, the offer documents, the Schedule 14D-9 and, if necessary, the proxy statement; and

  . the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

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

   Notwithstanding the foregoing paragraph:

  . neither Union Pacific nor any of its subsidiaries will be required to divest any of their or Motor Cargo's or any of its subsidiaries' respective businesses, product lines or assets;

  . neither Union Pacific nor any of its subsidiaries will be required to agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of Union Pacific and its subsidiaries, taken as a whole, or of Union Pacific combined with the surviving corporation after the effective time of the merger;

  . no party will be required to agree to the imposition of or to comply with, any condition, obligation or restriction on Union Pacific or any of its subsidiaries or on the surviving corporation or any of its subsidiaries by a governmental authority;

  . neither Union Pacific nor Merger Subsidiary will be required to waive any of the conditions of the offer or any of the conditions to the merger; and

  . no party will be required to pursue or defend any administrative or judicial action or proceeding that may be instituted or threatened.

   Employee Matters. Union Pacific has agreed to cause the surviving corporation and its subsidiaries to honor and assume certain salary continuation agreements of Motor Cargo.

   Indemnification and Insurance. Union Pacific has agreed that the surviving corporation will:

  . indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of Motor Cargo and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Motor Cargo pursuant to Motor Cargo's articles of incorporation, bylaws and indemnification agreements in existence on the date of the merger agreement with any directors, officers and employees of Motor Cargo and its subsidiaries and Utah law and to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

  . include and cause to be maintained in effect in the surviving corporation's articles of incorporation and bylaws for a period of six years after the effective time of the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of Motor Cargo; and

  . cause to be maintained for a period of six years after the effective time of the merger a policy of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Union Pacific with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

Additional Agreements

   Tax Treatment. Union Pacific and Motor Cargo have agreed to use their reasonable best efforts to cause the transaction to qualify, and will not take any actions or cause any actions to be taken which could reasonably be expected to prevent the transaction from qualifying, as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

   Fees and Expenses. Except for the termination fee discussed below, the exchange agent's fees and expenses, which will be paid by Motor Cargo, and the HSR Act filing fee, which will be paid by Union Pacific, Union Pacific and Motor Cargo have agreed that all fees and expenses incurred in connection with the offer and the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the offer or the merger is consummated.

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

Conditions of the Offer

   See "The Offer--Conditions of Our Offer" on page 31.

Conditions to the Merger

   The obligations of Union Pacific, Merger Subsidiary and Motor Cargo to consummate the merger are subject to the satisfaction of the following conditions:

  . approval and adoption of the merger agreement and the merger by Motor Cargo's shareholders, if required by Utah law;


  . no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction has been enacted, entered, promulgated or enforced by any governmental authority which prohibits or prevents the consummation of the merger; and

  . Union Pacific has purchased the shares of Motor Cargo common stock pursuant to the offer.

   In addition, the obligations of Union Pacific and Merger Subsidiary to effect the merger are subject to the condition that Motor Cargo will have performed and complied with, in all material respect, all of its covenants and agreements required by the merger agreement to be performed or complied with or satisfied by Motor Cargo at or prior to the effective time of the merger.

Termination of the Merger Agreement

   Termination by Mutual Consent. The merger agreement may be terminated at any time prior to the effective time of the merger by mutual written consent of Union Pacific and Motor Cargo.

   Termination by Either Union Pacific or Motor Cargo. The merger agreement may be terminated by either Union Pacific or Motor Cargo if:

    (1)the offer has expired or been terminated in accordance with the terms of the merger agreement without Union Pacific or Merger Subsidiary having accepted for exchange any shares of Motor Cargo common stock pursuant to the offer, unless the failure to consummate the offer is the result of a material breach of the merger agreement by the party seeking to terminate the merger agreement;

    (2)the offer has not been consummated on or before January 31, 2002, unless the failure to consummate the offer is the result of a material breach of the merger agreement by the party seeking to terminate the merger agreement;

    (3)the merger has not been consummated on or prior to April 30, 2002, provided, however, that the right to terminate the merger agreement for this reason will not be available to any party whose willful and material breach of the merger agreement results in the failure of the merger to be consummated by such time;

    (4)the merger has not been consummated as a result of any conditions to the merger being incapable of being satisfied;

    (5)any statute, rule, regulation, judgment, order, legislation or interpretation of any nature enacted, enforced, promulgated, amended or issued by any governmental authority or any judgment, order, injunction, ruling, proceeding, action, suit, charge or decree is in effect that:

       (A)challenges or seeks to make illegal, delays materially or otherwise directly or indirectly restrains or prohibits or makes materially more costly the making of the offer, the acceptance for exchange of, or the exchange or delivery of the offer consideration for, some of or all the shares of Motor Cargo common stock by Union Pacific or the consummation of the merger;

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

       (B)seeks to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement, the offer or the merger;

       (C)seeks to limit, restrain or prohibit Union Pacific's or Merger Subsidiary's ownership or operation of all or any portion of Motor Cargo or Union Pacific or to compel Union Pacific to dispose of or hold separate all or any portion of Motor Cargo or Union Pacific;

       (D)seeks to impose or confirm limitations on the ability of Union Pacific effectively to exercise full rights of ownership of any shares of Motor Cargo common stock, including the right to vote any shares of Motor Cargo common stock to be acquired pursuant to the offer or owned by Union Pacific on all matters presented to Motor Cargo's shareholders, or seeks to require divestiture by Union Pacific of any shares of Motor Cargo common stock; or

       (E)has, or would reasonably be expected to have, a material adverse effect on Union Pacific or Motor Cargo; or

    (6)there has been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any governmental authority or deemed by any governmental authority applicable to (i) Union Pacific, Motor Cargo or any of their subsidiaries or affiliates or (ii) any transac-tion contemplated by the merger agreement, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (A) through (E) immediately above.

   Termination by Union Pacific. The merger agreement may be terminated by Union Pacific if:

  . Motor Cargo received an "acquisition proposal," and at any time prior to, or within nine months after, the termination of the merger agreement (unless the merger agreement is terminated by mutual consent or because of the reasons set forth in clauses (5) or (6) above in "--Termination by Either Union Pacific or Motor Cargo"), Motor Cargo has entered into, or has publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any "acquisition proposal";

  . any third party becomes the beneficial owner of at least 15% of the outstanding shares of Motor Cargo common stock or has acquired, directly or indirectly, at least 15% of the assets of Motor Cargo and its subsidiaries;

  . there has been a willful and material breach or failure to perform in any material respect by Motor Cargo of any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform:

     --would give rise to the failure of the conditions of the offer that:

      . Motor Cargo will perform in any material respect any obligation under the merger agreement or to comply in any material respect with any agreement or covenant of Motor Cargo to be performed or complied with by it; or

      . the representations and warranties of Motor Cargo that are qualified as to materiality be true and correct as so qualified in all respects as of the date of the merger agreement and as of the expiration of the offer, or any of the representations and warranties set forth in the merger agreement that are not so qualified not be true and correct in any material respect as of the date of the merger agreement and as of the expiration of the offer; or

     --is incapable of being or has not been cured by Motor Cargo prior to or on the earlier of the date which is 10 business days immediately following written notice by Union Pacific to Motor Cargo of such breach or failure to perform and the expiration or termination of the offer;

  . Motor Cargo has provided Union Pacific with a subsequent determination notice or Motor Cargo's board of directors:

     --makes a "subsequent determination";

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

     --fails to include in the Schedule 14D-9 its recommendations without modification or qualification in a manner adverse to Union Pacific;

     --fails to reaffirm such recommendations within two business days upon Union Pacific's reasonable request to do so; or

     --has resolved to, or publicly announced an intention to, take any of the foregoing actions or omit to take any foregoing action;

  . as of the final expiration date of the offer, all conditions to the consummation of the offer have been met or waived except for satisfaction of the minimum condition and there has been made subsequent to the date of the merger agreement an "acquisition proposal"; or

  . there has been a change in the constitution of Motor Cargo's board of directors not provided for in the merger agreement such that at least a majority of the members of Motor Cargo's board of directors is comprised of individuals not serving on Motor Cargo's board of directors as of the date of the merger agreement.

   Termination by Motor Cargo. The merger agreement may be terminated by Motor Cargo if Motor Cargo makes a subsequent determination in compliance with the terms of the merger agreement, provided Motor Cargo has paid Union Pacific the termination fee as describe below in "--Termination Fees."

Termination Fees

   Motor Cargo has agreed to pay Union Pacific liquidated damages in the amount of $5,000,000 in the event the merger agreement is terminated by Union Pacific for any of the reasons listed in "--Termination of the Merger
Agreement--Termination by Union Pacific" or if the merger agreement is terminated by Motor Cargo for the reason set forth in "--Termination of the Merger Agreement--Termination by Motor Cargo."

   Union Pacific and Merger Subsidiary have agreed that, except in the event of a willful and material breach of the merger agreement by Motor Cargo, with respect to any termination of the merger agreement where Union Pacific is paid the $5,000,000, the payment of the $5,000,000 will constitute liquidated damages with respect to any and all claims for damages and any and all other claims which Union Pacific or Merger Subsidiary may be entitled to assert against Motor Cargo. The right to receive payment of the $5,000,000 will constitute the sole and exclusive remedy available to Union Pacific or Merger Subsidiary for any and all termination damages.

Amendments and Waiver

   The merger agreement may be amended by action taken by Union Pacific, Merger Subsidiary and Motor Cargo at any time prior to the effective time of the merger. Any failure of Motor Cargo on the one hand, or Union Pacific and Merger Subsidiary on the other hand, to comply with any obligation, covenant, agreement or condition in the merger agreement may be waived by Union Pacific on the one hand, or Motor Cargo on the other hand, by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

   The merger agreement provides that, following the appointment of any directors selected by Union Pacific and prior to the effective time of the merger, any amendment of the merger agreement, any termination of the merger agreement by Motor Cargo, any extension by Motor Cargo of the time for the performance of any of the obligations or other acts of Union Pacific or waiver of any of Motor Cargo's rights under the merger agreement will require the concurrence of a majority of the Motor Cargo directors then in office who were not designated by Union Pacific.

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                            SHAREHOLDER AGREEMENTS

   The following description of the shareholder agreements describes the material terms of the agreements but does not purport to describe all the terms of the agreements. The complete text of the shareholder agreements are incorporated by reference to Exhibit 99.2 and 99.3 to the Current Report on Form 8-K filed with the SEC by Union Pacific on October 16, 2001. All shareholders are urged to read the shareholder agreements in their entirety.

   As a condition to the willingness of Union Pacific and Merger Subsidiary to enter into the merger agreement, Union Pacific and Merger Subsidiary required that Harold R. Tate and Marvin L. Friedland, each a principal shareholder of Motor Cargo, enter into the shareholder agreements. Mr. Tate and Mr. Friedland own 3,858,000 shares and 188,153 shares, respectively of Motor Cargo common stock which represents approximately 59.6% and 2.9%, respectively, of the shares of Motor Cargo common stock outstanding as of October 26, 2001 and approximately 56.5% and 2.8%, respectively, of the outstanding shares of Motor Cargo common stock on a fully diluted basis.

Tender of Shares of Motor Cargo Common Stock

   The shareholder agreements provide that the principal shareholders will promptly, and in any event within 10 business days, tender the shares of Motor Cargo common stock held by them following the commencement of the offer and, subject to certain exceptions relating to Mr. Friedland described below, elect to receive Union Pacific common stock in exchange for their shares of Motor Cargo common stock.

Voting Agreement and Proxy

   The shareholder agreements provide that during the time the shareholder agreements are in effect, the principal shareholders will vote, or cause to be voted, or consent, or cause to be consented, at any meeting or in connection with any written consent of Motor Cargo shareholders or in any other circumstances in which a vote, consent or approval of any of the Motor Cargo shareholders their shares of Motor Cargo common stock:

  . in favor of the merger, the merger agreement and the other transactions contemplated by the merger agreement;

  . against any other merger agreement, merger, consolidation, combination, sale or issuance of securities, sale or other disposition of substantial assets, spin-off, reorganization, recapitalization, dissolution, liquidation or winding up of, by or involving Motor Cargo or any of its subsidiaries;

  .  against any "acquisition proposal"; and

  . against any amendment or modification of the articles of incorporation or bylaws of Motor Cargo or of any of its subsidiaries or other proposal or transaction involving Motor Cargo or any of its subsidiaries which is reasonably likely to, in any manner, directly or indirectly, materially impair the ability of Union Pacific, Merger Subsidiary or Motor Cargo to consummate, or to prevent or materially delay the consummation of, the offer, the merger or the other transactions contemplated by the merger agreement.

   Pursuant to the shareholder agreements, the principal shareholders granted Union Pacific an irrevocable proxy with respect to their shares of Motor Cargo common stock to vote:

  . in favor of the merger, the merger agreement, the shareholder agreements and the other transactions contemplated by the merger agreement and the shareholder agreements;

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

  . against any matter that the principal shareholders are prohibited from voting for or consenting to as described above or any other action or agreement that would result in a breach or inaccuracy of, or failure to fulfill, any covenant, representation, warranty, obligation or agreement of Motor Cargo under the merger agreement; and

  . in favor of any other matter necessary for the consummation of the offer and the other transactions contemplated by the merger agreement and the shareholder agreements.

Representations and Warranties

   In the shareholder agreements, the principal shareholders made customary representations and warranties to Union Pacific, including representations and warranties relating to:

  . authority to enter into and carry out the obligations of the shareholder agreements and the enforceability of the shareholder agreements;

  .  ownership of their shares of Motor Cargo common stock;

  . absence of a need for governmental consents, violation of any laws or conflicts with contracts or laws;

  .  broker's or finder's fees;

  .  absence of a "group" as defined in the Exchange Act; and

  .  tax matters relating to the offer and the merger.

Covenants

   The shareholder agreements contain various covenants of the principal shareholders, including the following:

  .  the principal shareholders covenant and agree:

     --that they have not entered into any voting agreement, voting trust or similar understanding or obligation, whether written or oral, with respect to any of their shares of Motor Cargo common stock, or that any voting agreement, voting trust, proxy or power of attorney they have previously entered into or granted with respect to their shares of Motor Cargo common stock has expired or been revoked or terminated;

     --that they will not enter into any voting agreement or voting trust or grant a proxy or power of attorney with respect to any of their shares of Motor Cargo common stock; and

     --that they will use their reasonable best efforts to cause the offer and the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

  .  the principal shareholders agree not to, directly or indirectly:

     --donate, pledge, encumber, issue, sell, transfer, assign, or otherwise dispose of, in any manner, to any person, or enter into any contract, agreement, commitment, option or other arrangement with respect to the transfer of, any of their shares of Motor Cargo common stock;

     --grant any proxy or enter into any contract, including any voting arrangement relating to any of their shares of Motor Cargo common stock;

     --change, modify or alter in any manner, or agree to change, modify or alter in any manner, the beneficial ownership of any of their shares of Motor Cargo common stock; or

     --seek, solicit, commit or agree to take any of the actions described above;

  . the principal shareholders agree that they will, and will cause their employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any third party conducted by the principal shareholders or their employees, investment bankers, attorneys,

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

     accountants, consultants or other agents, advisors or representatives with respect to any "acquisition proposal";

  . the principal shareholders will not, and will cause their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives not to, directly or indirectly:

     --solicit, initiate or knowingly encourage, including by way of furnishing information, or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any "acquisition proposal";

     --enter into any agreement, arrangement or understanding with respect to any "acquisition proposal" or enter into any agreement, arrangement or understanding requiring the principal shareholders to abandon, terminate or fail to consummate the exchange of their shares of Motor Cargo common stock pursuant to the offer or the merger or any other transaction contemplated by the shareholder agreements;

     --participate or engage in any discussions or negotiations with any third party relating to an "acquisition proposal," or knowingly facilitate any effort or attempt to make or implement an "acquisition proposal" or accept an "acquisition proposal"; or

     --enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any "acquisition proposal";

  . the principal shareholders will use their best efforts to take, or cause to be taken, all actions, execute and deliver all instruments, and do, cause to be done, and assist and cooperate with Motor Cargo, Union Pacific and Merger Subsidiary in doing, all things necessary, proper or advisable to consummate and effect completely, in the most expeditious manner practicable, the offer, the merger, the merger agreement, the shareholder agreements and the other transactions contemplated by the merger agreement and shareholder agreements, except, in their capacities as a director or officer of Motor Cargo, to the extent as otherwise permitted by the merger agreement;

  . the principal shareholders agree to notify Union Pacific of any acquisition by them of any capital shares or securities of Motor Cargo acquired directly or indirectly by them on or after the date of the shareholder agreements; and

  . the principal shareholders make various covenants as to tax matters relating to the offer and the merger.

Termination

   The shareholder agreements terminate, including the proxies granted thereunder, on the earliest of (1) the payment for all of the principal shareholder's shares of Motor Cargo common stock pursuant to the offer by Union Pacific or (2) termination of the merger agreement pursuant to its terms. However, in any event, the shareholder agreements will terminate no later than the first anniversary of the date of their signing, other than sections relating to tax matters which will not terminate as described above, but will survive any termination.

Restrictions Imposed by Margin Accounts

   Mr. Friedland is not required to take any action or make any election which conflicts with his existing contractual obligations imposed by margin accounts he maintains. Similarly, all representations and warranties are qualified in their entirety by the terms and conditions of the margin accounts.

                         INTERESTS OF CERTAIN PERSONS

   The information contained in the Information Statement attached as Annex I to the Schedule 14D-9 of Motor Cargo dated October 31, 2001 is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Motor Cargo or its affiliates and Motor Cargo's executive officers, directors or affiliates, or between Motor Cargo or its affiliates and Union Pacific or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

   When considering the recommendation of Motor Cargo's board of directors, you should be aware that certain of the Motor Cargo directors and officers may have interests in the merger that are different from or are in addition to your interests.

   Salary Continuation Agreements. Motor Cargo has salary continuation agreements with four of its key management employees: Marvin L. Friedland, Louis V. Holdener, Lynn H. Wheeler and Steven E. Wynn. Under the salary continuation agreements, Motor Cargo is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000. Pursuant to the merger agreement, Union Pacific has agreed to cause the surviving corporation and its subsidiaries to honor and assume the salary continuation agreements. Motor Cargo's current liability under each agreement is as follows: Marvin L. Friedland, $156,760; Louis V. Holdener, $156,710; Lynn H. Wheeler, $150,386; and Steven E. Wynn, $77,318.

   Stock Options. The merger agreement provides that each Motor Cargo stock option granted to an employee, officer or director of Motor Cargo will become fully vested and exercisable in accordance with the terms of Motor Cargo's option plans. At the effective time of the merger, each unexercised outstanding Motor Cargo stock option outstanding will be cancelled and the holder thereof will be entitled to receive as consideration for such cancellation, an amount in cash, net of applicable withholdings, equal to the excess of (A) the $12.10 cash consideration over (B) the per share exercise or strike price of such Motor Cargo stock option multiplied by (C) the number of shares subject to such Motor Cargo stock option.

   Indemnification and Insurance. Union Pacific has agreed that the surviving corporation will:

  . indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of Motor Cargo and its subsidiaries to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the merger agreement by Motor Cargo pursuant to Motor Cargo's articles of incorporation, bylaws and indemnification agreements in existence on the date of the merger agreement with any directors, officers and employees of Motor Cargo and its subsidiaries and Utah law and to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the effective time of the merger, including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

  . include and cause to be maintained in effect in the surviving corporation's articles of incorporation and bylaws for a period of six years after the effective time of the merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the articles of incorporation and bylaws of Motor Cargo; and

  . cause to be maintained for a period of six years after the effective time of the merger a policy of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Union Pacific with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

   As a result of the agreements and arrangements discussed in this section, these directors and officers could be more likely to support and/or vote to approve the merger agreement than if they did not hold these interests. Motor Cargo shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the offer and the merger.

                        INFORMATION ABOUT UNION PACIFIC

Union Pacific

   Union Pacific is a Utah corporation incorporated in 1969. We operate primarily in the areas of rail transportation, through our subsidiary Union Pacific Railroad Company, and trucking, through our subsidiary Overnite Transportation Company.

   Rail Transportation. Union Pacific Railroad is the largest rail system in the United States, operating nearly 34,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern United States gateways, and providing several north/south corridors to key Mexican gateways. Union Pacific Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across Mexican and, primarily through interline connections, Canadian borders. Major commodities hauled by Union Pacific Railroad are agricultural, automotive, chemicals, energy (primarily coal), industrial products and intermodal.

   Since 1995, we have significantly expanded our rail operations, completing acquisitions of Chicago and North Western Transportation Company and Southern Pacific Transportation Company and their respective affiliated railroads.

   Currently, Union Pacific Railroad holds a 26% ownership interest in a 50-year concession for the Pacific North and Chihuahua Pacific rail lines in Mexico.

   Trucking. Overnite, a major interstate trucking company specializing in less-than-truckload shipments, serves all 50 states and portions of Canada and Mexico through 167 service centers located throughout the United States. Overnite transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products.

   The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Union Pacific are set forth in Annex A.

Additional Information

   A detailed description of Union Pacific's business, financial statements and other matters related to Union Pacific is incorporated by reference in this preliminary prospectus from materials filed by Union Pacific with the SEC, including Union Pacific's Annual Report on Form 10-K for the year ended December 31, 2000, Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 and Current Reports on Form 8-K filed October 18, 2001, October 16, 2001, July 19, 2001, April 26, 2001, March 8, 2001 and January 18, 2001. Shareholders desiring copies of such documents may obtain such copies as described under the captions "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

                         INFORMATION ABOUT MOTOR CARGO

Motor Cargo

   Motor Cargo is a Utah corporation incorporated in 1996. Motor Cargo is a regional less-than-truckload, or LTL, carrier that provides transportation and logistics services to shippers within the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. Motor Cargo transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for a diversified customer base. Motor Cargo offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through its wholly-owned subsidiary, MC Distribution Services, Inc., Motor Cargo also provides customized logistics, warehousing and distribution management services.

   The LTL Industry. Motor Cargo transports primarily LTL shipments. LTL shipments are shipments weighing less than 10,000 pounds. Generally, LTL carriers transport freight from multiple shippers to multiple consignees on a scheduled basis. Unlike truckload carriers, LTL carriers typically do not transport full trailer loads directly from origin to destination. LTL operations require the handling of shipments in several coordinated stages.

   Specialized Services. Motor Cargo offers a broad range of services, including service capabilities beyond the scope of most LTL carriers. These services include Priority+Plus, an expedited time-definite service; Protective+Plus, a full temperature-controlled service for LTL shipments within Motor Cargo's service region; Canadian+Plus, full points coverage into all major Canadian markets through an exclusive regional marketing partnership with one of Canada's leading LTL carriers and Truckload+Plus, a specialized truckload service designed to meet the truckload needs of its customers at competitive rates. Motor Cargo also provides less-than-container load service to Hawaii. Motor Cargo consolidates shipments, loads containers and tenders them to a major transoceanic carrier for transport to Hawaii. The shipments are then delivered by a local carrier in Hawaii pursuant to an agreement between the carrier and Motor Cargo.

   In addition to the service offerings described above, Motor Cargo offers customized services tailored to the ongoing needs of a particular customer. These customized services often involve a high level of coordination between Motor Cargo and the customer and may include time definite delivery, highly specialized reporting requirements and electronic data interchange, full-time on-site loading by Motor Cargo employees, return goods consolidation and management and specialized handling and equipment requirements.

   Through a program referred to as "Motor Cargo USA," Motor Cargo also provides customers with service to points outside its core service region. Motor Cargo enters into interline agreements with other carriers to provide delivery of freight outside of Motor Cargo's core service region.

   Motor Cargo provides customized logistics, warehousing and distribution management services through its subsidiary MC Distribution Services. MC Distribution Services currently provides "just-in-time" delivery services for a small number of specialty retailers.

 MOTOR CARGO'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Introduction

   The purpose of this section is to discuss and analyze Motor Cargo's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear beginning on page F-1. This section contains certain forward-looking statements that involve risks and uncertainties, including statements regarding Motor Cargo's plans, objectives, goals, strategies and financial performance. Motor Cargo's actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under "Motor Cargo's Cautionary Statement for Forward-Looking Statements" on page 65.

Results Of Operations

   The following table sets forth for the periods indicated the percentage of operating revenues represented by certain items in Motor Cargo's statements of earnings:

                                     Three Months Ended Nine Months Ended
                                       September 30,      September 30,
                                     -----------------  ----------------
                                      2001       2000    2001      2000
                                      -----      -----   -----     -----
Operating revenues.................. 100.0%     100.0%  100.0%    100.0%
Operating expenses..................
   Salaries, wages and benefits.....  50.1       49.6    51.4      49.8
   Operating supplies and expenses..  15.6       16.6    16.0      16.4
   Purchased transportation.........   8.8        8.8     8.4       9.2
   Operating taxes and licenses.....   3.8        3.9     3.8       3.9
   Insurance and claims.............   3.0        2.5     2.8       2.7
   Depreciation and amortization....   6.2        6.3     6.4       6.9
   Communications and utilities.....   1.4        1.7     1.5       1.6
   Building rents...................   2.1        2.6     2.2       2.7
   Gain on sale of equipment........  (0.1)      (0.2)     --      (0.2)
   Other non-recurring expense......    --         --      --       0.1
                                      -----      -----   -----     -----
       Total operating expenses.....  90.8       91.8    92.5      93.1
                                      -----      -----   -----     -----
       Operating income.............   9.2        8.2     7.5       6.9
Other income (expense)..............
   Interest expense.................  (0.1)      (0.1)   (0.1)     (0.1)
   Other, net.......................   0.1        0.1     0.1       0.1
                                      -----      -----   -----     -----
Earnings before income taxes........   9.2        8.2     7.5       6.9
Income taxes........................   3.7        3.2     3.0       2.7
                                      -----      -----   -----     -----
Net earnings........................   5.6        5.0     4.5       4.2
                                      =====      =====   =====     =====

Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000

   Operating revenues increased 5.7% to $36.0 million for the three months ended September 30, 2001, compared to $34.1 million for the same period in 2000. The increase was primarily attributable to increased tonnage from existing and new customers. The tonnage hauled during the third quarter of 2001 increased 4.7% to 151,480 tons, compared to 144,747 tons for the same quarter of 2000. The number of shipments during the third quarter of 2001 remained flat at 249,430, compared to 249,200 for the third quarter of 2000. The average revenue per shipment increased to $139 for the third quarter of 2001, compared to $133 for the same quarter of 2000.

   Revenues contributed by MC Distribution Services increased 30.7% to $1,527,000 for the third quarter of 2001, compared to $1,168,000 for the third quarter of 2000. The increase was due primarily to increased volume from existing customers.

   As a percentage of operating revenues, salaries, wages and benefits increased to 50.1% for the third quarter of 2001 from 49.6% for the third quarter of 2000. This increase of 0.5 percentage points was primarily the result of increased cost of benefits to employees.

   Purchased transportation remained unchanged at 8.8% of revenues for the three months ended September 30, 2001 as compared to the same period in 2000.

   Operating supplies and expenses decreased to 15.6% of operating revenues for the quarter ended September 30, 2001, compared to 16.6% for the same period in 2000. Cost savings associated with lower fuel prices represented approximately 0.7% of revenue for the third quarter of 2001. An additional decrease in operating supplies and expenses resulted from a decrease in commissions to agents due to the conversion of two independent agent facilities to Motor Cargo-operated service centers during the fourth quarter of 2000.

   Insurance and claims expense increased to 3.0% of revenue for the third quarter of 2001 compared to 2.5% for the same quarter 2000. This increase was attributable to an increase in premiums for re-insurance, as well as increased charges related to liability claims for which Motor Cargo is self-insured.

   Building rents decreased to 2.1% of revenue for the third quarter of 2001, compared to 2.6% for the same quarter of 2000. This decrease was due primarily to payments during 2000 for leases of unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho, which have since terminated.

   Total operating expenses decreased to 90.8% of operating revenues for the three months ended September 30, 2001 from 91.8% for the same period in 2000.

   Net earnings, increased 16.8% to $2.0 million ($0.31 per weighted average diluted share) for the three months ended September 30, 2001, compared to $1.7 million ($0.26 per weighted average diluted share) for the same period in 2000.

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

   Operating revenues increased 7.8% to $103.7 million for the nine months ended September 30, 2001, compared to $96.3 million for the same period in 2000. The increase was attributable to increased tonnage. Tonnage increased 7.4% to 438,386 tons for the nine months ended September 30, 2001, compared to 408,087 tons for the same period of 2000. The number of shipments during the nine months ended September 30, 2001 increased 1.0% to 731,800, compared to 724,870 for the same period in 2000. Revenue per shipment increased 6.2% to $137, compared to $129 in 2000.

   Revenues for MC Distribution Services increased 23.5% to $4.2 million for the nine months ended September 30, 2001 from $3.4 million for the same period in 2000. The increase was due primarily to increased volume from two customers.

   As a percentage of operating revenues, salaries, wages and benefits increased to 51.4% for the nine months ended September 30, 2001, from 49.8% for the same period of 2000. This increase of 1.6 percentage points was due primarily to an increase in employee wages and benefits associated with shifting to the use of more Motor Cargo drivers and less use of purchased transportation. The use of more Motor Cargo drivers resulted in a reduction in the expense incurred by Motor Cargo for purchased transportation. In addition, group medical expenses increased approximately 0.7% of revenue during the first nine months of 2001, compared to 2000. The increase was primarily attributable to the addition of more Motor Cargo line drivers, an increase in insurance premiums and an overall increase in claims expense. Also a charge of approximately $281,000, or 0.3% of revenue, to reflect appreciation in Motor Cargo's stock price under variable stock option accounting treatment, also contributed to the increase in salaries, wages and benefits.

   Purchased transportation decreased to 8.4% of revenues for the nine months ended September 30, 2001 as compared to 9.2% for the same period in 2000. A reduction of 0.8 percentage points was attributable to the replacement of a portion of purchased transportation with Motor Cargo drivers and equipment. Corresponding increases were incurred in expense categories related to drivers and equipment such as wages, benefits, operating supplies and expenses, licenses and taxes. The reduction in purchased transportation resulting from the increased use of Motor Cargo drivers and equipment was partially offset by an increase in purchased transportation, as a percentage of revenues, of approximately 0.6 percentage points, which was attributable to the lease of trailers under a long-term lease arrangement.

   Operating supplies and expenses decreased to 16.0% of operating revenues for the nine months ended September 30, 2001 as compared to 16.4% for the same period in 2000. The principal reason for the decline was the conversion of two independent agent facilities to Motor Cargo-operated service centers during the fourth quarter of 2000.

   Building rents decreased to 2.2% of revenue for the nine months ended September 30, 2001 as compared to 2.7% for the same period of 2000. This decrease was due primarily to payments during 2000 for leases of unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho, which have now terminated.

   Total operating expenses decreased to 92.5% of operating revenues for the nine months ended September 30, 2001 from 93.1% for the same period in 2000.

   Net earnings, before the special charge of approximately $281,000 for variable stock options, increased 22.5% to $4,926,000 ($0.76 per weighted average diluted share) for the nine months ended September 30, 2001, compared to $4,022,000 ($0.59 per weighted average diluted share) for the same period in 2000. After the charge of $281,000 for the treatment of variable options, net earnings was reduced to $4,645,000 ($0.71 per weighted average diluted share).

   The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:

                                                Year ended December 31,
                                                ----------------------
                                                 2000      1999   1998
                                                -----     -----  -----
           Operating revenues.................. 100.0%    100.0% 100.0%
           Operating expenses
              Salaries, wages and benefits.....  49.7      47.5   45.1
              Operating supplies and expenses..  16.6      16.2   13.9
              Purchased transportation.........   9.0      12.5   15.7
              Depreciation and amortization....   6.7       7.0    6.9
              Insurance and claims.............   2.6       3.1    3.2
              Operating taxes and licenses.....   3.9       3.8    3.4
              Communications and utilities.....   1.7       1.6    1.7
              Building rents...................   2.6       2.4    2.0
              Gain on sale of equipment........  (0.2)     (0.2)  (0.1)
                                                -----     -----  -----
                  Total operating expenses.....  92.6      93.9   91.8
                                                -----     -----  -----
           Operating income....................   7.4       6.1    8.2
           Other income (expense)
              Interest expense.................  (0.1)     (0.1)  (0.1)
              Other, net.......................   0.7       0.1    0.2
                                                -----     -----  -----
           Earnings before income taxes........   8.0       6.1    8.3
           Income taxes........................   3.1       2.4    3.2
                                                -----     -----  -----
           Net earnings........................   4.9%      3.7%   5.1%
                                                =====     =====  =====

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Operating revenues increased 4.6% in 2000 to $131.1 million from $125.3 million in 1999. The increase was primarily attributable to an improved yield on freight hauled, the benefit from a fuel surcharge and a reduction in lower-yield freight as a percentage of total tonnage as a result of Motor Cargo's account rationalization program.

   Average revenue per shipment increased 8.3% to $131.95 in 2000 compared to $121.82 in 1999. Revenue per hundredweight increased to $11.55 in 2000 from $11.02 for 1999. The number of shipments during 2000 decreased by 3.8% to 961,630, compared to 999,563 for 1999. Tonnage decreased by 0.6% to 549,285 in 2000, compared to 552,412 in 1999.

   Motor Cargo's warehouse and distribution management company, MC Distribution Services, contributed $4.7 million of the $131.1 million in operating revenues for the year ended December 31, 2000, compared to $4.1 million for the year ended December 31, 1999. The increase was due primarily to increased revenue from existing accounts as well as the addition of some smaller new accounts.

   As a percentage of operating revenues, salaries, wages, and benefits increased to 49.7% for the year ended December 31, 2000 from 47.5% for 1999. The increase was due primarily to the use of more Motor Cargo line drivers instead of purchased transportation. The average number of full time line drivers employed by Motor Cargo increased approximately 29% to 161 during 2000, compared to 125 in 1999. At December 31, 2000, there were 187 full time line drivers compared to 145 on December 31, 1999. Salaries and wage rates increased approximately 4% in 2000 compared to 1999.

   Operating supplies and expenses increased to 16.6% of operating revenue in 2000 compared to 16.2% in 1999. Contributing to this increase were the costs of fuel, parts, tires and repairs associated with the increased use of Motor Cargo owned vehicles instead of purchased transportation during 2000. In addition, the price of fuel averaged approximately $0.36 more per gallon during 2000 over 1999. Higher fuel prices resulted in additional costs of approximately $2.3 million, or 1.75% of operating revenues in 2000 compared to 1999. Other costs including agent commissions were reduced in 2000 compared to 1999. This was partially the result of converting two agencies to Motor Cargo-owned facilities during the second half of 1999 and the conversion of two additional agencies in the second half of 2000.

   Purchased transportation decreased to 9.0% of operating revenues in 2000 from 12.5% in 1999. Motor Cargo reduced the miles driven by purchased transportation, while increasing the miles driven by Motor Cargo owned vehicles and employee line drivers. As mentioned above, cost for wages, fuel, parts and repairs related to the increased Motor Cargo driven miles partially offset the reduction in purchased transportation.

   Depreciation expense has been reduced to 6.7% of operating revenue in 2000 from 7.0% in 1999. While depreciation expense increased in buildings and furnishings resulting from the completion of the new terminal facilities in Phoenix and Reno, depreciation expense for revenue equipment was reduced by improved utilization of tractors used both on the line during the night and in pick-up and delivery service in the city during the day.

   Insurance and claims decreased to 2.6 % of operating revenues in 2000 from 3.1% in 1999. Claims expense for damaged freight was reduced by slightly less than 0.5% of revenue in 2000 compared to 1999. Also, fewer accidents occurred and claim settlement amounts were smaller during 2000 compared to 1999. Frequency of accidents per million miles decreased to 4.8 during 2000 from 6.4 in 1999.

   Building rents increased to 2.6% of operating revenues in 2000 compared to 2.4% in 1999. This was due primarily to lease payments for additional facilities in Fremont, California and Boise, Idaho, as well as continuing lease payments on unused facilities in Chicago, Illinois, Benicia, California and Boise, Idaho for the majority of the year. All leases on unused facilities expired prior to the end of the year 2000.

   Total operating expense decreased to 92.6% of operating revenues for 2000, compared to 93.9% for 1999.

   Net earnings increased 38% to 6.4 million for year 2000, compared to 4.7 million for 1999. Excluding unusual items, consisting primarily of a gain from the sale of the Newark terminal facility, net earnings increased 26% to 5.9 million. Earnings per diluted share increased to $0.95 in 2000, compared to $0.67 in 1999. Excluding unusual items, earnings per diluted share were $0.87 for 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Operating revenues increased 9.2% in 1999 to $125.3 million from $114.7 million in 1998. The increase was attributable to the increased volume of freight. The number of shipments during 1999 increased by 11.8% to 999,563, compared to 893,957 for 1998. Revenue per hundredweight increased to $11.02 in 1999 from $10.92 for 1998.

   Motor Cargo's warehousing and distribution management company, MC Distribution Services, contributed $4.1 million of the $125.3 million in operating revenues for the year ended December 31, 1999 compared to $3.1 million for the year ended December 31, 1998. This increase was due primarily to the expansion of a contract with one customer and the addition of several smaller customers.

   Tonnage increased by 7.7% to 552,412 in 1999, compared to 512,705 in 1998. Average revenue per bill decreased 2.8% to $121.82 in 1999 compared to $125.31 in 1998. Fourth quarter average revenue per bill increased to $127.87, however, as a result of adjustments to pricing on freight that was not producing sufficient yield.

   As a percentage of operating revenues, salaries, wages, and benefits increased to 47.5% for the year ended December 31, 1999 from 45.1% for 1998. Salaries and wage rates increased approximately 4% in 1999 compared to 1998. The increase was due primarily to reduced yield in revenue as evidenced by the reduction in average revenue per bill and increased staffing of full time employees with their associated benefits. Additional line drivers were employed allowing a reduction in the use of purchased transportation.

   Operating supplies and expenses, which include agent commissions, tires, parts, repairs and fuel and other general operating expenses, increased in 1999 to 16.2% of operating revenue, compared to 13.9% for 1998. The increase was primarily attributable to increased expenses, such as fuel, parts, tires and repairs, associated with the shift from using purchased transportation to using more Motor Cargo trailers and drivers.

   Purchased transportation decreased to 12.5% of operating revenues in 1999 from 15.7% for 1998. The decrease was caused by the shifting of costs from purchased transportation to other expense categories, such as payroll, operating supplies and expense, operating taxes and licenses, and depreciation, associated with having approximately 30 more line drivers during 1999 compared to 1998. Motor Cargo has increased its staff employee drivers in order to provide more reliable and consistent service.

   Interest expense was slightly less during 1999 compared to 1998. At December 31, 1999, total long-term obligations were $8.1 million compared to $5.5 million at December 31, 1998.

   Building rents increased to 2.4% of operating revenue for 1999 as compared to 2.0% for 1998. This increase was due primarily to lease payments for additional facilities in Fremont, California and Boise, Idaho as well as continuing lease payments on unused facilities in Chicago, Illinois, Benicia, California, and Boise, Idaho.

Liquidity and Capital Resources

   Motor Cargo's primary sources of liquidity are funds provided by operations and bank borrowings. Net cash provided by operating activities was approximately $14.5 million for the first nine months of 2001, compared to $11.4 million for the corresponding period in 2000. Net cash provided by operating activities is primarily attributable to Motor Cargo's earnings before depreciation and amortization expense.

   Capital expenditures totaled approximately $8.8 million during the first nine months of 2001, compared to $7.2 million in the comparable period of 2000.

   Net cash used in financing activities was $6.9 million for the nine months ended September 30, 2001, compared to $5.2 million for the comparable period of 2000. At September 30, 2001, total borrowings under long-term obligations totaled approximately $1.2 million, compared to $8.1 million as of September 30, 2000. Motor Cargo's long-term obligations as of September 30, 2001 consist of mortgages on two terminal facilities.

   Motor Cargo is a party to a loan agreement with Zions First National Bank that provides for a revolving line of credit in an amount not exceeding $5 million. The loan agreement provides for the issuance of letters of credit and may be used for this purpose, as well as to fund the working capital needs of Motor Cargo. As of September 30, 2001, there was no outstanding balance under this revolving line of credit.

   Zions has also provided a second revolving line of credit to Motor Cargo in an amount not to exceed $20 million. Motor Cargo intends to use amounts available under this credit facility primarily to purchase equipment used in operations and for other corporate purposes. At September 30, 2001 there was no outstanding balance under this facility. The outstanding balance under this facility fluctuates as Motor Cargo draws on the line of credit or repays outstanding amounts. Amounts outstanding under this facility are generally classified as long-term obligations provided that they are not due within 12 months. Motor Cargo and Zions have periodically amended the facility to extend the maturity date, as necessary, in order to continue to permit amounts outstanding under this facility to be classified as long-term obligations. If Motor Cargo is unable to further extend the maturity date of this facility on acceptable terms, Motor Cargo will seek to obtain similar financing from other sources.

   All amounts outstanding under the two loan facilities described above accrue interest at a variable rate established from time to time by Zions. Motor Cargo does have the option, however, to request that specific advances accrue interest at a fixed rate quoted by Zions, subject to certain prepayment restrictions. All amounts outstanding under the two loan facilities are collateralized by Motor Cargo's inventory, chattel paper, accounts receivable and equipment now owned or hereafter acquired by Motor Cargo.

   Motor Cargo's management believes that its net cash provided by operating activities and its existing lines of credit are sufficient to fund capital expenditures and any other significant obligations for the foreseeable future.

   In 1999, Motor Cargo announced a share repurchase program whereby the board of directors of Motor Cargo authorized the repurchase of up to 700,000 shares. As of December 31, 2000, a total of 511,500 shares had been repurchased by Motor Cargo for approximately $2.9 million.

Inflation

   Inflation has had a minimal effect upon Motor Cargo's profitability in recent years. Most of Motor Cargo's operating expenses are inflation sensitive, with inflation generally producing increased costs of operation. Although Motor Cargo historically has been able to pass through most increases in fuel prices and taxes to customers in the form of fuel surcharges or higher rates, Motor Cargo generally must wait for larger carriers to implement fuel surcharges before Motor Cargo can effectively implement fuel surcharges. Fuel prices increased significantly during the third quarter of 1999. Accordingly, Motor Cargo implemented a fuel surcharge in mid-August of 1999 to limit the impact of fuel costs in future periods. The fuel surcharge remained in effect throughout the year 2000. Although the fuel surcharge reduces the impact of rising fuel costs, increased fuel prices can nevertheless have an adverse effect on the operations and profitability of Motor Cargo due to the difficulty of imposing and collecting the surcharge. Motor Cargo expects that inflation will affect its costs no more than it affects those of other regional LTL carriers.

Seasonality

   Motor Cargo experiences some seasonal fluctuations in freight volume. Historically, Motor Cargo's shipments decrease during the winter months. In addition, Motor Cargo's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather.

Motor Cargo's Cautionary Statement for Forward-Looking Statements

   Certain information set forth in this report contains "forward-looking statements" within the meaning of federal securities laws. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions by Motor Cargo and other information that is not historical information. When used in this report, the words "estimates," "expects," "anticipates," "forecasts," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. Additional forward-looking statements may be made by Motor Cargo from time to time. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of Motor Cargo, are also expressly qualified by these cautionary statements.

   Motor Cargo's forward-looking statements are based upon Motor Cargo's current expectations and various assumptions. Motor Cargo's expectations, beliefs and projections are expressed in good faith and are believed by Motor Cargo to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in Motor Cargo's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved or accomplished. Motor Cargo's forward-looking statements apply only as of the date made. Motor Cargo undertakes no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

   There are a number of risks and uncertainties that could cause actual results to differ materially from those set forth in, contemplated by or underlying the forward-looking statements contained in this preliminary prospectus. These risks include, but are not limited to, economic factors and fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Each of these risks and certain other uncertainties are discussed in more detail in Motor Cargo's Annual Report on Form 10-K for the year ended December 31, 2000. There may also be other factors, including those discussed elsewhere in this preliminary prospectus, that may cause Motor Cargo's actual results to differ from the forward-looking statements. Any forward-looking statements made by or on behalf of Motor Cargo should be considered in light of these factors.

Additional Information

   A detailed description of Motor Cargo's business, financial statements and other matters related to Motor Cargo is incorporated by reference in this preliminary prospectus from materials filed by Motor Cargo with the SEC, including Motor Cargo's Annual Report on Form 10-K for the year ended December 31, 2000, Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001 and Current Report on Form 8-K filed October 16, 2001. Shareholders desiring copies of such documents may obtain such copies as described under the captions "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

                  DESCRIPTION OF UNION PACIFIC CAPITAL STOCK

   The following summary of the terms of Union Pacific capital stock prior to, and after completion of, the offer and the merger is not meant to be complete and is qualified by reference to the Union Pacific's revised articles of incorporation and Union Pacific's bylaws. Copies of Union Pacific's revised articles of incorporation and Union Pacific's bylaws are incorporated by reference and will be sent upon request to shareholders of Motor Cargo common stock. See "Additional Information" on the page preceding the table of contents and "Where You Can Find More Information" on page 82.

General

   Under Union Pacific's revised articles of incorporation, Union Pacific's authorized capital stock consists of:

  .  500,000,000 shares of Union Pacific common stock with $2.50 par value; and

  .  20,000,000 shares of Union Pacific preferred stock with no par value.

   On September 30, 2001, there were outstanding:

  .  248,385,281 shares of Union Pacific common stock;

  . 27,102,444 shares of Union Pacific common stock held by Union Pacific that is authorized, but unissued; and

  .  no shares of Union Pacific preferred stock.

Transactions With Ten Percent Shareholders

   Union Pacific's revised articles of incorporation provide that certain transactions between Union Pacific and a beneficial owner of more than 10% of Union Pacific's voting stock (which includes Union Pacific preferred stock) must either:

  . be approved by a majority of Union Pacific's voting stock other than that held by such beneficial owner;

  .  satisfy minimum price and procedural criteria; or

  . be approved by a majority of Union Pacific's directors who are not related to such beneficial owner.

   The transactions covered by these provisions include mergers, consolidations, sales or dispositions of assets, adoption of a plan of liquidation or dissolution, or other transactions involving a beneficial owner of more than 10% of Union Pacific's voting stock.

Common Stock

   This section describes the general terms of Union Pacific common stock. Union Pacific common stock and the rights of Union Pacific common shareholders are subject to the applicable provisions of the URBCA and the revised articles of incorporation

   Dividends. Subject to the rights of holders of any Union Pacific preferred stock which may be issued, the holders of Union Pacific common stock are entitled to receive dividends when, as and if declared by the board of directors out of any legally available funds. Union Pacific may not pay dividends on Union Pacific common stock, other than dividends payable in Union Pacific common stock or any other class or classes of stock junior in rank to Union Pacific preferred stock as to dividends or upon liquidation, unless all dividends accrued on outstanding Union Pacific preferred stock have been paid or declared and set apart for payment.

   Voting Rights. Holders of Union Pacific common stock are entitled to one vote for each share held. Any series of Union Pacific preferred stock will be entitled, with certain exceptions, to vote together with the holders of Union Pacific common stock as one class for the election of directors and upon all matters voted upon by shareholders. In voting for the election of directors, holders of Union Pacific common stock will not have the right to cumulate their votes. Notwithstanding that shareholders will not be entitled to cumulate votes in the election of directors, no one of the directors may be removed if the votes of a sufficient number of shares are cast against removal which, at an election of the board of directors of Union Pacific would have been sufficient to elect the director if cumulative voting were applicable.

   Liquidation Rights. Any Union Pacific preferred stock would be senior to Union Pacific common stock as to distributions upon liquidation, dissolution or winding up of Union Pacific. After distribution in full of the preferential amounts to be distributed to holders of preferred stock, holders of Union Pacific common stock will be entitled to receive all remaining assets of Union Pacific available for distribution to shareholders in the event of voluntary or involuntary liquidation.

   Miscellaneous. The Union Pacific common stock is not redeemable, has no preemptive or conversion rights and is not liable for further assessments or calls. All shares of Union Pacific common stock offered hereby will, upon issuance, be fully paid and non-assessable.

   Transfer Agent and Registrar. Computershare Investor Services, LLC is the transfer agent and registrar for Union Pacific common stock. Union Pacific common stock is listed on the New York Stock Exchange and trades under the symbol "UNP."

Preferred Stock

   This section describes the general terms of the Union Pacific preferred stock. The terms relating to any Union Pacific preferred stock to be offered will be established in greater detail in the event any is issued and may provide information that is different from this description. Summaries of some of the provisions of our revised articles of incorporation follow. A certificate of amendment to the revised articles of incorporation will specify the terms of the Union Pacific preferred stock being offered and will be filed before the Union Pacific preferred stock is issued.

   Union Pacific's revised articles of incorporation authorize us to issue up to 20,000,000 shares of Union Pacific preferred stock, without par value. No shares of Union Pacific preferred stock are currently outstanding, and no shares are reserved for issuance. Union Pacific's board of directors is authorized to issue Union Pacific preferred stock in one or more series from time to time, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions thereof, as may be provided in resolutions adopted by Union Pacific's board of directors. All shares of any one series of Union Pacific preferred stock will be identical, except that shares of any one series issued at different times may differ as to the dates from which dividends may be cumulative. All series shall rank equally and shall provide for other specific terms.

   Union Pacific preferred stock of a particular series will have the dividend, liquidation, redemption, conversion and voting rights described below unless otherwise provided at the time of issuance of a series. The specific terms of Union Pacific preferred stock that may be offered include:

  . the distinctive serial designation and the number of shares constituting the series;

  . the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends;

  . any redemption, sinking or retirement fund provisions applicable to the Union Pacific preferred stock;

  . the amount or amounts payable upon the shares of Union Pacific preferred stock in the event of voluntary or involuntary liquidation, dissolution or winding up of Union Pacific prior to any payment or distribution of the assets of Union Pacific to the holders of any class or classes of stock which are junior in rank to the Union Pacific preferred stock; and

  . any terms for the conversion into or exchange for shares of common stock, shares of Union Pacific preferred stock or debt securities.

   The term "class or classes of stock which are junior in rank to the Union Pacific preferred stock" means Union Pacific's common stock, and any other class or classes of stock of Union Pacific hereafter authorized which rank junior to the Union Pacific preferred stock as to dividends or upon liquidation.

   Dividends. Holders of Union Pacific preferred stock will be entitled to receive, when, as and if declared by Union Pacific's board of directors out of funds of Union Pacific legally available therefor, cash dividends payable on such dates in March, June, September and December of each year and at such rates per share per annum as established at the time Union Pacific preferred stock is issued. The applicable record dates regarding the payment of dividends will be established at the time Union Pacific preferred stock is issued. The holders of Union Pacific preferred stock will be entitled to such cash dividends before any dividends on any class of stock junior in rank to Union Pacific preferred stock shall be declared or paid or set apart for payment. Whenever dividends shall not have been so paid or declared or set apart for payment upon all shares of each series of Union Pacific preferred stock, such dividends shall be cumulative and shall be paid, or declared and set apart for payment, before any dividends can be declared or paid on any class or classes of stock of Union Pacific junior in rank to the Union Pacific preferred stock. Any such accumulations of dividends on Union Pacific preferred stock shall not bear interest. The foregoing shall not apply to dividends payable in shares of any class or classes of stock junior in rank to the Union Pacific preferred stock.

   Convertibility. No series of Union Pacific preferred stock will be convertible into, or exchangeable for, shares of Union Pacific common stock, shares of Union Pacific preferred stock or any other class or classes of stock of Union Pacific or debt securities except as established at the time Union Pacific preferred stock is issued.

   Redemption and Sinking Fund. No series of Union Pacific preferred stock will be redeemable or receive the benefit of a sinking, retirement or other analogous fund except as established at the time Union Pacific preferred stock is issued.

   Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of Union Pacific, holders of any series of Union Pacific preferred stock will be entitled to receive payment of or to have set aside for payment the liquidation amount per share, if any, specified at the time Union Pacific preferred stock is issued, in each case together with any applicable accrued and unpaid dividends, before any distribution to holders of common stock or any class of stock junior in rank to the Union Pacific preferred stock. A voluntary sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of Union Pacific's property or assets to, or a consolidation or merger of Union Pacific with, one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of Union Pacific for purposes of this paragraph.

   Voting Rights. Except as provided below, holders of Union Pacific preferred stock shall be entitled to one vote for each share held and shall vote together with the holders of common stock as one class for the election of directors and upon all other matters which may be voted upon by shareholders of Union Pacific. Holders of Union Pacific preferred stock shall not possess cumulative voting rights in the election of directors. See "--Common Stock--Voting
Rights" for a discussion of voting rights in the election of directors.

   If dividends on Union Pacific preferred stock shall be in arrears in an aggregate amount at least equal to six quarterly dividends, then the holders of all series of Union Pacific preferred stock, voting separately as one class, shall be less entitled, at the next annual meeting of the shareholders of Union Pacific or at a special meeting held in place thereof, or at a special meeting of the holders of the Union Pacific preferred stock called as provided below, to elect two directors of Union Pacific. While the holders of Union Pacific preferred stock are so entitled to elect two directors of Union Pacific, they shall not be entitled to participate with the Union Pacific common stock in the election of any other such directors. Whenever all arrearages in dividends on the Union Pacific preferred stock shall have been paid and dividends thereon for the current quarterly period shall have been paid or declared and a sum sufficient for the payment thereof set aside, then the right of the holders of the Union Pacific preferred stock to elect two directors shall cease, provided that such voting rights shall again vest in the case of any similar future arrearages in dividends.

   At any time after the right to vote for two directors shall have so vested in Union Pacific preferred stock, the secretary of Union Pacific may, and upon the written request of the holders of record of 10% or more of the shares of Union Pacific preferred stock then outstanding, shall, call a special meeting of the holders of Union Pacific preferred stock for the election of the directors to be elected by them, to be held within 30 days after such call and at the place and upon the notice provided by law and in Union Pacific's bylaws for the holding of meetings of shareholders. The secretary shall not be required to call such meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of shareholders of Union Pacific. If any such special meeting shall not be called by the secretary within 30 days after receipt of any such request, then the holders of record of 10% or more of the shares of Union Pacific preferred stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may call such meeting to be held at the place and upon the notice provided above, and for that purpose shall have access to the stock ledger of Union Pacific. No such special meeting and no adjournment thereof shall be held on a date later than 30 days before the annual meeting of the shareholders of Union Pacific or a special meeting held in place thereof next succeeding the time when the holders of the Union Pacific preferred stock become entitled to elect directors as provided above.

   If any meeting of Union Pacific's shareholders shall be held while holders of Union Pacific preferred stock are entitled to elect two directors as provided above, and if the holders of at least a majority of the shares of Union Pacific preferred stock then outstanding shall be present or represented by proxy at such meeting or any adjournment thereof, then, by vote of the holders of at least a majority of the shares of Union Pacific preferred stock present or so represented at such meeting, the then authorized number of directors of Union Pacific shall be increased by two and at such meeting the holders of the Union Pacific preferred stock shall be entitled to elect the additional directors so provided for, but such additional director so elected shall hold office beyond the annual meeting of the shareholders or a special meeting held in place thereof next succeeding the time when the holders of the Union Pacific preferred stock become entitled to elect two directors as provided above. Whenever the holders of the Union Pacific preferred stock shall be divested of special voting power as provided above, the terms of office of all persons elected as directors by the holders of the Union Pacific preferred stock as a class shall forthwith terminate, and the authorized number of directors of Union Pacific shall be reduced accordingly.

   The affirmative vote or consent of 66 2/3% of all shares of Union Pacific preferred stock outstanding shall be required before Union Pacific may:

  . create any other class or classes of stock prior in rank to the Union Pacific preferred stock, either as to dividends or upon liquidation, or increase the number of authorized shares of such class of stock; or

  . amend, alter or repeal any provisions of Union Pacific's revised articles of resolution adopted by Union Pacific's board of directors providing for the issuance of any series of Union Pacific preferred stock so as to adversely affect the preferences, rights or powers of the Union Pacific preferred stock.

   The affirmative vote or consent of at least a majority of the shares of Union Pacific preferred stock at the time outstanding shall be required for Union Pacific to:

  .  increase the authorized number of shares of Union Pacific preferred stock;

  . create or increase the authorized number of shares of any other class of stock ranking on a parity with the Union Pacific preferred stock either as to dividends or upon liquidation; or

  . sell, lease or convey all or substantially all of the property or business of Union Pacific, or voluntarily liquidate, dissolve or wind up Union Pacific, or merge or consolidate Union Pacific with any other corporation unless the resulting or surviving corporation will have after such merger or consolidation no stock either authorized or outstanding (except such stock of the corporation as may have been authorized or outstanding immediately preceding such merger or consolidation, or such stock of the resulting or surviving corporation as may be issued in exchange therefor) prior in rank either as to dividends or upon liquidation to the Union Pacific preferred stock or the stock of the resulting or surviving corporation issued in exchange therefor.

   No consent of the holders of Union Pacific preferred stock shall be required in connection with any mortgaging or other hypothecation by Union Pacific of all or any part of its property or business.

   Miscellaneous. The Union Pacific preferred stock has no preemptive rights, is not liable for further assessments or calls. Shares of Union Pacific preferred stock which have been issued and reacquired in any manner by Union Pacific shall resume the status of authorized and unissued shares of Union Pacific preferred stock and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Union Pacific preferred stock while there is any arrearage in dividends or sinking fund installments except as may be established at the time Union Pacific preferred stock is issued.

   Transfer Agent and Registrar. The transfer agent and registrar for each series of Union Pacific preferred stock will be established at the time Union Pacific preferred stock is issued.

                       COMPARISON OF SHAREHOLDER RIGHTS

   Union Pacific and Motor Cargo are incorporated under the laws of the State of Utah. When the offer is completed, those Motor Cargo shareholders who have elected to exchange their shares in the offer for shares of Union Pacific common stock, whose rights are currently governed by the URBCA, the articles of incorporation of Motor Cargo and the bylaws of Motor Cargo, will, upon completion of the offer, become shareholders of Union Pacific, and their rights as such will be governed by the URBCA, the Union Pacific revised articles of incorporation and the bylaws of Union Pacific. The material differences between the rights of holders of Motor Cargo common stock and the rights of holders of Union Pacific common stock, resulting from the differences in their governing documents, are summarized below.

   The following summary does not purport to be a complete statement of the rights of holders of Union Pacific common stock under applicable Utah law, the Union Pacific revised articles of incorporation and the Union Pacific bylaws or the rights of the holders of Motor Cargo common stock under applicable Utah law, the Motor Cargo articles of incorporation and the Motor Cargo bylaws, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the URBCA and the governing corporate instruments of Union Pacific and Motor Cargo, to which the holders of Motor Cargo common stock are referred. Copies of such governing corporate instruments of Union Pacific and Motor Cargo are available, without charge, to any person, including any beneficial owner to whom this preliminary prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

Summary of Material Differences Between the Rights of Motor Cargo Shareholders
                 and the Rights of Union Pacific Shareholders

-------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
-------------------------------------------------------------------------------------------------------------
  Authorized Capital      The Motor Cargo articles of              The Union Pacific revised articles of
  Stock                   incorporation authorize the issuance     incorporation authorize the issuance of
                          of up to 100,000,000 shares of Motor     up to 500,000,000 shares of Union
                          Cargo common stock, no par value,        Pacific common stock, par value $2.50
                          and 25,000,000 shares of Motor           per share, and 20,000,000 shares of
                          Cargo preferred stock, no par value.     Union Pacific preferred stock, no par
                                                                   value.
-------------------------------------------------------------------------------------------------------------
  Voting Rights           All voting rights of Motor Cargo,        The holders of common stock of Union
                          subject to any preferences or rights     Pacific shall have one vote in respect of
                          that may be granted to the holders of    each share of stock held of record on the
                          preferred stock, shall be exercised by   books of Union Pacific and shall vote
                          the holders of the common stock.         together, share for share, with the
                          Each outstanding share entitled to       holders of the preferred stock as one
                          vote shall be entitled to one vote and   class for the election of directors and
                          each fractional share shall be entitled  upon all other matters voted upon by the
                          to a corresponding fractional vote       shareholders. Directors are elected by a
                          upon each matter submitted to a vote     plurality of the votes cast by the shares
                          at a meeting of shareholders.            entitled to vote in the election at a
                          Directors are elected by a plurality of  meeting at which a quorum is present.
                          the votes cast by the shares entitled to There is no cumulative voting.
                          vote in the election at a meeting at
                          which a quorum is present. There is
                          no cumulative voting.

-------------------------------------------------------------------------------------------------------------
  Classification of the   The board is not divided into classes.   The board is not divided into classes.
  Board of Directors

-------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights            Union Pacific Shareholder Rights
---------------------------------------------------------------------------------------------------------------
  Number of Directors    The number of Motor Cargo directors        The number of directors of the Union
                         may not be less than three nor more        Pacific board is fixed by the bylaws, but
                         than fifteen. The board currently          may not be less than three. The board
                         consists of six directors. The number      currently consists of thirteen directors.
                         of directors may be changed by the
                         shareholders or the board of directors
                         within the specified range.

---------------------------------------------------------------------------------------------------------------
  Removal of Directors   Motor Cargo directors may be               Union Pacific directors may be removed
                         removed without cause by a majority        without cause by a vote of the holders of
                         of votes of the shareholders at a          2/3 of the shares then entitled to vote at
                         meeting called expressly for that          an election of directors or at a meeting
                         purpose. If a director is elected by a     called expressly for that purpose.
                         voting group of shareholders, only the     Notwithstanding that shareholders will
                         shareholders of that voting group may      not be entitled to accumulate votes in the
                         participate in the vote to remove the      election of directors, no one of the
                         director.                                  directors may be removed if the votes of
                                                                    a sufficient number of shares are cast
                                                                    against such director's removal which, at
                                                                    an election of the class of directors of
                                                                    which such director is a member, would
                                                                    be sufficient to elect such director.

---------------------------------------------------------------------------------------------------------------
  Filling of Board       If a vacancy occurs on the Motor           If a vacancy occurs on the Union Pacific
  Vacancies              Cargo board of directors, including a      board of directors, including a vacancy
                         vacancy resulting from an increase in      resulting from an increase in the number
                         the number of directors, such vacancy      of directors, such vacancy may be filled
                         may be filled by shareholders, the         by a vote of the board and, if the
                         board, or, if the directors remaining      directors remaining in office consist of
                         in office constitute fewer than a          fewer than a quorum of the board, a
                         quorum of the board, by the                majority of the directors then in office,
                         affirmative vote of a majority of all      though less than a quorum, may fill the
                         the directors remaining in office.         vacancy.

                         For a vacancy that was held by a
                         director elected by a voting group of
                         shareholders: (i) if one or more of the
                         other directors serving were elected
                         by the same voting group, only they
                         are entitled to vote to fill the vacancy if the vacancy is filled by the directors and (ii) only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

---------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                               Motor Cargo Shareholder Rights            Union Pacific Shareholder Rights
----------------------------------------------------------------------------------------------------------------
  Limitation of Director   Pursuant to the articles of             Pursuant to the revised articles of
  or Officer Liability     incorporation of Motor Cargo, no        incorporation of Union Pacific, and to
                           director or officer shall be personally the extent that the URBCA permits the
                           liable to Motor Cargo or its            limitation or elimination of the liability
                           shareholders for monetary damages       of directors, no director of Union Pacific
                           for any action taken or any failure to  shall be liable to Union Pacific or its
                           take any action as a director or        shareholders for monetary damages for
                           officer. This limitation shall not      breach of fiduciary duty as a director.
                           extend to (a) the amount of a           No amendment to or repeal of the
                           financial benefit received by the       applicable provision in the revised
                           director or officer to which he or she  articles of incorporation of Union
                           is not entitled, (b) an intentional     Pacific shall apply to or have any effect
                           infliction of harm on Motor Cargo or    on the liability or alleged liability of any
                           its shareholders, (c) a violation of    director of Union Pacific for or with
                           Section 842 of the URBCA, or (d) an     respect to any acts or omissions of such
                           intentional violation of criminal law.  director occurring prior to such amendment or repeal.

----------------------------------------------------------------------------------------------------------------
  Indemnification of       Motor Cargo may indemnify any           Union Pacific shall indemnify to the full
  Directors, Officers or   person made a party to a proceeding     extent permitted by law any person
  Employees                because the person is or was a          made or threatened to be made a party to
                           director, officer, fiduciary, agent or  any action, suit or proceeding, whether
                           employee of Motor Cargo against         criminal, civil, administrative or
                           liability incurred in the proceeding,   investigative, by reason of the fact that
                           consistent with the provisions of       such person is or was a director, officer
                           applicable law, provided, however,      or employee of Union Pacific or serves
                           that Motor Cargo shall only             or served at the request of Union Pacific
                           indemnify a person if certain           any other enterprise as a director,
                           procedures are complied with and        officer, fiduciary or employee. Such
                           certain standards are met, under the    indemnification shall include the right to
                           URBCA. Such indemnification shall       receive payment in advance of any final
                           include the right to receive payment    disposition of any expenses incurred by
                           in advance of any final disposition of  any such person in connection with any
                           any reasonable expenses incurred by     such action, suit or proceeding,
                           any such person in connection with      consistent with the provisions of the
                           any such proceeding, consistent with    URBCA.
                           the provisions of the URBCA.

----------------------------------------------------------------------------------------------------------------
  Shareholder Action by    Any action may be taken without a       Any action may be taken without a
  Written Consent          meeting and without prior notice if     meeting and without prior notice if one
                           one or more consents in writing,        or more consents in writing, setting forth
                           setting forth the action so taken, are  the action so taken, are signed by the
                           signed by the holders of outstanding    holders of outstanding shares having not
                           shares having not less than the         less than the minimum number of votes
                           minimum number of votes necessary       necessary to authorize or take the action
                           to authorize or take the action at a    at a meeting at which all shares entitled
                           meeting at which all shares entitled to to vote thereon were present and voted.
                           vote thereon were present and voted.

----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                              Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
------------------------------------------------------------------------------------------------------------
  Dividends                The board may authorize, and Motor    Subject to the preferential rights of the
                           Cargo may make, distributions         preferred stock, the holders of the
                           (including dividends on its           common stock shall be entitled to
                           outstanding shares) in the manner and receive, to the extent permitted by law,
                           upon the terms and conditions         such dividends as may be declared from
                           provided by law. Motor Cargo has      time to time by the Union Pacific board.
                           never distributed dividends.
                                                                 Union Pacific currently pays quarterly
                                                                 dividends of $0.20 per share on its
                                                                 common stock.

------------------------------------------------------------------------------------------------------------
  Advance Notice Bylaw     Motor Cargo has not adopted advance   Only persons who are nominated in
  Provisions Relating to   notice bylaw provisions.              accordance with the following
  Nominations of                                                 procedures shall be eligible for election
  Directors                                                      as Union Pacific directors. Nominations
                                                                 of persons for election to the board may
                                                                 be made at any annual meeting of
                                                                 shareholders, or at any special meeting
                                                                 of shareholders called for the purpose of
                                                                 electing directors, (a) by or at the
                                                                 direction of the board or the executive
                                                                 committee or (b) by any Union Pacific
                                                                 shareholder (i) who is a shareholder of
                                                                 record on the date of the giving of notice
                                                                 and on the record date for the
                                                                 determination of shareholders entitled to
                                                                 vote at such meeting and (ii) who
                                                                 complies with the notice procedures.

                                                                 In addition to any other applicable
                                                                 requirements for a nomination to be
                                                                 made by a shareholder, such shareholder
                                                                 must have given timely notice thereof in
                                                                 proper written form to the secretary of
                                                                 Union Pacific.

------------------------------------------------------------------------------------------------------------
  Annual Meeting           An annual meeting of Motor Cargo      An annual meeting of Union Pacific
                           shareholders shall be held each year  shareholders shall be held at such time on the date, at the time, and at the  as shall be ordered by the board or
                           place, fixed by the board of Motor    executive committee, but, unless
                           Cargo.                                otherwise ordered, shall be held at 8:30
                                                                 a.m. on the third Friday of April in each
                                                                 year.

------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                           Motor Cargo Shareholder Rights           Union Pacific Shareholder Rights
-----------------------------------------------------------------------------------------------------------
  Special Meeting      Special meetings of the Motor Cargo     Special meetings of Union Pacific
                       shareholders may be called, for any     shareholders may be called by the board,
                       purpose described in the notice of the  the executive committee, and shall be
                       meeting, by the president, or by the    called by the president at the request of
                       board of Motor Cargo, and shall be      the holder(s) of common stock
                       called by the president at the request  representing not less than 10% of all
                       of the holder(s) of common stock        outstanding votes of Union Pacific
                       representing not less than 10% of all   entitled to be cast on any issue at the
                       outstanding votes of Motor Cargo        meeting. A request by a shareholder for
                       entitled to be cast on any issue at the a special meeting must be accompanied
                       meeting.                                by a statement of purposes, prepared in
                                                               accordance with Union Pacific's bylaws.
                                                               The matters of a special meeting shall be
                                                               stated in the order therefor, and the
                                                               business transacted shall be confined to
                                                               such matters.

-----------------------------------------------------------------------------------------------------------
  Shareholder Quorum   The majority of the votes entitled to   The majority of the votes entitled to be
  and Voting           be cast on the matter by the voting     cast on the matter by the voting group
  Requirements         group constitutes a quorum of that      constitutes a quorum of that voting
                       voting group for action on that         group for action on that matter.
                       matter.
                                                               If a quorum exists, action on a matter
                       If a quorum exists, action on a matter  (other than the election of directors) by a
                       (other than the election of directors)  voting group is approved if the votes
                       by a voting group is approved if the    cast within the voting group favoring the
                       votes cast within the voting group      action exceed the votes cast opposing
                       favoring the action exceed the votes    the action, unless the URBCA requires a
                       cast opposing the action, unless the    greater number.
                       URBCA requires a greater number.
                                                               If the URBCA provides for voting by a
                       If the URBCA provides for voting by     single voting group on a matter, action
                       a single voting group on a matter,      on that matter is taken when approved
                       action on that matter is taken when     by that voting group.
                       approved by that voting group.
                                                               Shares entitled to vote as a separate
                       Shares entitled to vote as a separate   voting group may take action on a matter
                       voting group may take action on a       at a meeting only if a quorum of those
                       matter at a meeting only if a quorum    shares exists with respect to that matter
                       of those shares exists with respect to
                       that matter.

-----------------------------------------------------------------------------------------------------------
  Preferred Stock      The Motor Cargo board of directors,     The Union Pacific board of directors is
                       without shareholder action, may         authorized to provide for the issuance of
                       amend the articles of incorporation to  shares of preferred stock in one or more
                       establish additional terms of the       series with such designations,
                       preferred stock pursuant to and in      preferences and relative participating,
                       accordance with Section 602 of the      optional or other special rights and
                       URBCA.                                  qualifications, limitations or restrictions
                                                               thereof.

-----------------------------------------------------------------------------------------------------------
  Share Repurchases    Motor Cargo may acquire its own         Union Pacific may acquire its own
                       shares and the shares so acquired       shares and the shares so acquired
                       constitute authorized but unissued      constitute authorized but unissued
                       shares.                                 shares.

-----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights       Union Pacific Shareholder Rights
------------------------------------------------------------------------------------------------------
  Business Combinations   Motor Cargo has not adopted a   In addition to any affirmative vote
  with Interested         business combination provision. required by law or Union Pacific's
  Shareholders                                            revised articles of incorporation or
                                                          bylaws, a business combination shall
                                                          require the affirmative vote of not less
                                                          than a majority of the votes entitled to be
                                                          cast by the holders of all the then
                                                          outstanding shares of voting stock,
                                                          voting together as a single class,
                                                          excluding voting stock beneficially
                                                          owned by any "interested shareholder."
                                                          An "interested shareholder" is any entity
                                                          that beneficially owns, or beneficially
                                                          owned within 2 years, 10% or more of
                                                          the voting power of Union Pacific's
                                                          capital stock.

                                                          The above shall not be applicable to any
                                                          particular business combination, and
                                                          such business combination shall require
                                                          only such affirmative vote, if any, as is
                                                          required by law or by any other
                                                          provision of Union Pacific's revised
                                                          articles of incorporation or bylaws, or
                                                          any agreement with any national
                                                          securities exchange, if all of the
                                                          conditions specified in either of the
                                                          following paragraphs (1) or (2) are met
                                                          or, in the case of a business combination
                                                          not involving the payment of
                                                          consideration to all holders of Union
                                                          Pacific's outstanding capital stock, if the
                                                          condition specified in the following
                                                          paragraph (1) is met.

                                                          (1)The business combination shall
                                                             have been approved by a majority
                                                             (whether such approval is made
                                                             prior to or subsequent to the
                                                             acquisition of beneficial ownership
                                                             of the voting stock that caused the
                                                             interested shareholder to become an
                                                             interested shareholder) of the
                                                             continuing directors; and
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights      Union Pacific Shareholder Rights
------------------------------------------------------------------------------------------------------
  Business Combinations                                  (2) all of the following conditions shall
  with Interested                                            have been met:
  Shareholders
                                                         .    the aggregate amount of cash and
                                                              the fair market value of any other
                                                              consideration to be received by
                                                              holders of common stock in such
                                                              business combination shall be at
                                                              least equal to the highest amount
                                                              determined under clauses (i) and
                                                              (ii) below:

                                                               (i)(if applicable) the highest
                                                                  per share price paid by the
                                                                  interested shareholder for
                                                                  any share of common stock
                                                                  in connection with the
                                                                  acquisition by the interested
                                                                  shareholder of shares of
                                                                  common stock (x) within the
                                                                  two-year period immediately
                                                                  prior to the announcement of
                                                                  the proposed business
                                                                  combination or (y) in the
                                                                  transaction in which it
                                                                  became an interested
                                                                  shareholder, whichever is
                                                                  higher; and

                                                              (ii)the fair market value per
                                                                  share of common stock on
                                                                  the announcement date or on
                                                                  the date on which the
                                                                  interested shareholder
                                                                  became an interested
                                                                  shareholder, whichever is
                                                                  higher;

                                                         .    the aggregate amount of cash and
                                                              the fair market value of any other
                                                              consideration to be received by
                                                              holders of shares of any
                                                              outstanding capital stock other
                                                              than common stock shall be at
                                                              least equal to the highest amount
                                                              determined under clause similar
                                                              to (i) and (ii) above and the
                                                              following clause: (if applicable)
                                                              the highest preferential amount
                                                              per share to which the holders of
                                                              shares of such capital stock
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                          Motor Cargo Shareholder Rights       Union Pacific Shareholder Rights
-------------------------------------------------------------------------------------------------------
  Business Combinations                                       would be entitled in the event of
  with Interested                                             any voluntary or involuntary
  Shareholders                                                liquidation, dissolution or
                                                              winding up of the affairs of
                                                              Union Pacific regardless of
                                                              whether the business
                                                              combination to be consummated
                                                              constitutes such an event;

                                                         .    the consideration to be received
                                                              by holders of a particular class or
                                                              series of outstanding capital
                                                              stock shall be in cash or in the
                                                              same form as previously has
                                                              been paid by or on behalf of the
                                                              interested shareholder in
                                                              connection with its acquisition of
                                                              shares of such class or series of
                                                              capital stock;

                                                         .    after the determination date and
                                                              prior to the consummation of
                                                              such business combination:

                                                              (i)   except as approved by a
                                                                    majority of the continuing
                                                                    directors, there shall have
                                                                    been no failure to declare
                                                                    and pay at the regular date
                                                                    any full quarterly dividends
                                                                    payable in accordance with
                                                                    the terms of any outstanding
                                                                    capital stock;

                                                              (ii)  there shall have been no
                                                                    reduction in the annual rate
                                                                    of dividends paid on the
                                                                    common stock, except as
                                                                    approved by a majority of
                                                                    the continuing directors;

                                                              (iii) there shall have been an
                                                                    increase in the annual rate of
                                                                    dividends paid on the
                                                                    common stock as necessary
                                                                    to reflect any change that has
                                                                    the effect of reducing the
                                                                    number of outstanding
                                                                    shares of common stock,
                                                                    unless the failure to increase
                                                                    such annual rate is approved
                                                                    by a majority of the
                                                                    continuing directors; and
-------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                            Motor Cargo Shareholder Rights          Union Pacific Shareholder Rights
-----------------------------------------------------------------------------------------------------------
                                                                    (iv)such interested shareholder
                                                                        shall not have become the
                                                                        beneficial owner of any
                                                                        additional shares of capital
                                                                        stock except as part of the
                                                                        transaction that results in
                                                                        such interested shareholder
                                                                        becoming an interested
                                                                        shareholder and except in a
                                                                        transaction that, after giving
                                                                        effect thereto, would not
                                                                        result in any increase in the
                                                                        interested shareholder's
                                                                        percentage of beneficial
                                                                        ownership of any capital
                                                                        stock;

                                                               .    after the determination date, such
                                                                    interested shareholder shall not
                                                                    have received the benefit of any
                                                                    loans, advances, guarantees,
                                                                    pledges or other financial
                                                                    assistance or any tax credits or
                                                                    other tax advantages provided by
                                                                    Union Pacific;

                                                               .    a proxy statement describing the
                                                                    proposed business combination
                                                                    and complying with the
                                                                    requirements of the Exchange
                                                                    Act and the rules and regulations
                                                                    thereunder shall be mailed to all
                                                                    shareholders of Union Pacific at
                                                                    least 30 days prior to the
                                                                    consummation of such business
                                                                    combination, containing certain
                                                                    required information; and

                                                               .    such interested shareholder shall
                                                                    not have made any major change
                                                                    in Union Pacific's business or
                                                                    equity capital structure without
                                                                    the approval of a majority of the
                                                                    continuing directors.
-----------------------------------------------------------------------------------------------------------
  Amendment of Charter   Under the URBCA, the Motor Cargo      Under the URBCA, the Union Pacific
                         board may adopt certain amendments    board may adopt certain amendments
                         without shareholder approval and      without shareholder approval and other
                         other amendments must be submitted    amendments must be submitted to
                         to shareholders for approval, through shareholders for approval, through a
                         a recommendation of the board.        recommendation of the board.
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                           Motor Cargo Shareholder Rights         Union Pacific Shareholder Rights
--------------------------------------------------------------------------------------------------------
  Amendment to Bylaws   Motor Cargo's board may amend the     Union Pacific's bylaws may be altered,
                        bylaws, except to the extent the      amended or repealed at a meeting of the
                        bylaws and URBCA reserve such         shareholders by a majority vote of those
                        power exclusively to the shareholders present in person or by proxy or at any
                        in whole or in part. The board may    meeting of the board of by a majority
                        not adopt, amend, or repeal a bylaw   vote of the directors then in office. The
                        that fixes a shareholder quorum or    board may not adopt, amend, or repeal a
                        voting requirement that is greater    bylaw that fixes a shareholder quorum or
                        than required by the URBCA.           voting requirement that is greater than
                                                              required by the URBCA.
                        Motor Cargo's shareholders may
                        amend or repeal the bylaws of Motor
                        Cargo even though the bylaws may
                        also be amended or repealed by the
                        board of directors.
--------------------------------------------------------------------------------------------------------

                                 LEGAL MATTERS

   The validity of the Union Pacific common stock offered hereby will be passed upon for Union Pacific by James J. Theisen, Esq., Senior Corporate Counsel of Union Pacific. Mr. Theisen beneficially owns or has rights to acquire an aggregate of less than 0.1% of Union Pacific's common stock. Certain tax consequences of the offer and the merger are being passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

   The consolidated financial statements and the related consolidated financial statement schedule of Union Pacific Corporation and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, incorporated in this preliminary prospectus by reference from Union Pacific Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of Motor Cargo Industries, Inc. and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in this preliminary prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their report, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

               Public Reference Room         Midwest Regional Office
                 450 Fifth Street, N.W.      500 West Madison Street
                     Room 1024                      Suite 1400
               Washington, D.C. 20549      Chicago, Illinois 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like Union Pacific and Motor Cargo, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   You can also inspect reports, proxy statements and other information about Union Pacific at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   We filed a registration statement on Form S-4 to register with the SEC the sale of the shares of Union Pacific common stock to be issued pursuant to the offer. This preliminary prospectus is a part of that registration statement. As allowed by SEC rules, this preliminary prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, we also filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about the offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

   The SEC allows us to "incorporate by reference" information into this preliminary prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this preliminary prospectus, except for any information superseded by information contained directly in this preliminary prospectus. This preliminary prospectus incorporates by reference the documents set forth below that Union Pacific and Motor Cargo have previously filed with the SEC. These documents contain important information about Union Pacific and Motor Cargo and their financial condition.

   The following documents listed below that Union Pacific and Motor Cargo have previously filed with the SEC are incorporated by reference:

Union Pacific SEC Filings     Period
-------------------------     ------
Quarterly Report on Form 10-Q Quarter ended September 30, 2001
Current Report on Form 8-K... Dated October 18, 2001
Current Report on Form 8-K... Dated October 16, 2001
Current Report on Form 8-K... Dated July 19, 2001
Quarterly Report on Form 10-Q Quarter ended June 30, 2001
Current Report on Form 8-K... Dated April 26, 2001
Quarterly Report on Form 10-Q Quarter ended March 31, 2001
Current Report on Form 8-K... Dated March 8, 2001
Proxy Statement.............. Filed on March 8, 2001
Current Report on Form 8-K... Dated January 18, 2001
Annual Report on Form 10-K... Year ended December 31, 2000

Motor Cargo SEC Filings       Period
-----------------------       ------
Current Report on Form 8-K... Dated October 16, 2001
Quarterly Report on Form 10-Q Quarter ended September 30, 2001
Quarterly Report on Form 10-Q Quarter ended June 30, 2001
Quarterly Report on Form 10-Q Quarter ended March 31, 2001
Proxy Statement.............. Filed on April 26, 2001
Annual Report on Form 10-K... Year ended December 31, 2000

   All documents filed by Union Pacific pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this preliminary prospectus to the date that shares are accepted for exchange pursuant to our offer (or the date that our offer is terminated) shall also be deemed to be incorporated herein by reference.

   Documents incorporated by reference are available from us without charge upon request to our information agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, collect at (212) 754-8000 or toll-free at
(800) 654-2468 if you represent a bank or a brokerage firm or (800) 607-0888 if you are a shareholder. In order to ensure timely delivery, any request should be submitted no later than November 22, 2001. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

   We have not authorized anyone to give any information or make any representation about our offer that is different from, or in addition to, that contained in this preliminary prospectus or in any of the materials that we have incorporated by reference into this preliminary prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                   INDEX TO MOTOR CARGO FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
DECEMBER 31, 2000, 1999 AND 1998
   Report of Independent Certified Public Accountants..........................................  F-2
   Consolidated Balance Sheets as of December 31, 2000 and 1999................................  F-3
   Consolidated Statements of Earnings for the Years Ended December 31, 2000, 1999 and 1998....  F-4
   Consolidated Statement of Shareholders' Equity for the Years Ended
     December 31, 2000, 1999 and 1998..........................................................  F-5
   Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998..  F-6
   Notes to Consolidated Financial Statements..................................................  F-7

SEPTEMBER 30, 2001 AND 2000
   Consolidated Balance Sheets as of September 30, 2001 (Unaudited) and December 31, 2000
     (Audited)................................................................................. F-18
   Consolidated Statements of Earnings for the Three and Nine Months Ended September 30, 2001
     and 2000.................................................................................. F-19
   Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2001 and 2000. F-20
   Notes to Interim Consolidated Financial Statements.......................................... F-21

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Motor Cargo Industries, Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Motor Cargo Industries, Inc. and Subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motor Cargo Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /S/ GRANT THORNTON LLP

Salt Lake City, Utah
January 25, 2001

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
                                                                           ------------------------
                                                                               2000        1999
                                                                           ------------ -----------
                                 ASSETS
Current assets
   Cash and cash equivalents (Note E)..................................... $  7,033,681 $ 5,508,809
   Receivables (Notes B, E and L).........................................   18,124,930  16,570,062
   Prepaid expenses.......................................................    2,112,198   2,720,084
   Supplies inventory (Note E)............................................      637,289     568,430
   Deferred income taxes (Note G).........................................    1,734,000   1,723,000
                                                                           ------------ -----------
       Total current assets...............................................   29,642,098  27,090,385
Property and equipment, at cost (Notes C, F and L)........................  106,185,662  99,459,949
   Less accumulated depreciation and amortization.........................   51,851,119  46,644,471
                                                                           ------------ -----------
                                                                             54,334,543  52,815,478
Other assets
   Advances for purchase of real property (Note L)........................      787,695          --
   Other, net.............................................................      600,552     664,321
                                                                           ------------ -----------
                                                                              1,388,247     664,321
                                                                           ------------ -----------
                                                                           $ 85,364,888 $80,570,184
                                                                           ============ ===========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term obligations (Note F)................... $    119,152 $   109,151
   Accounts payable.......................................................    2,854,290   3,361,660
   Accrued liabilities (Note N)...........................................    7,477,843   6,323,095
   Accrued claims (Note O)................................................    1,440,438   1,727,391
   Income taxes payable...................................................      435,366     119,931
                                                                           ------------ -----------
   Total current liabilities..............................................   12,327,089  11,641,228
Long-term obligations, less current maturities (Notes E and F)............    8,015,125   8,020,523
Deferred income taxes (Note G)............................................    7,522,000   7,267,000
Commitments and contingencies (Notes D, E, F, H, I, K, and L).............           --          --
Shareholders' equity (Notes F, I and M) Preferred stock, no par value;
  Authorized--25,000,000 shares--none issued..............................           --          --
   Common stock, no par value; Authorized--100,000,000 shares--issued and
     outstanding 6,474,140 shares in 2000 and 6,925,040 shares in 1999....    9,288,785  11,849,600
   Retained earnings......................................................   48,211,889  41,791,833
                                                                           ------------ -----------
                                                                             57,500,674  53,641,433
                                                                           ------------ -----------
                                                                           $ 85,364,888 $80,570,184
                                                                           ============ ===========

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                            YEAR ENDED DECEMBER 31,

                                                 2000          1999          1998
                                             ------------  ------------  ------------
Operating revenues.......................... $131,111,694  $125,309,633  $114,724,798
Operating expenses
   Salaries, wages and benefits.............   65,165,617    59,502,114    51,746,567
   Operating supplies and expenses..........   21,811,961    20,341,773    15,973,557
   Purchased transportation.................   11,870,030    15,580,049    17,975,515
   Operating taxes and licenses.............    5,047,912     4,730,417     3,884,923
   Insurance and claims.....................    3,381,287     3,826,130     3,651,217
   Depreciation and amortization............    8,772,064     8,822,260     7,927,663
   Communications and utilities.............    2,175,548     2,022,974     1,923,707
   Building and equipment rents.............    3,423,529     3,043,136     2,365,006
   Gain on sale of equipment................     (206,060)     (241,084)     (103,110)
                                             ------------  ------------  ------------
       Total operating expenses.............  121,441,888   117,627,769   105,345,045
                                             ------------  ------------  ------------
       Operating income.....................    9,669,806     7,681,864     9,379,753
Other income (expense)
   Interest expense.........................     (157,880)     (138,810)     (153,673)
   Other, net (Note L)......................      988,130       110,029       222,781
                                             ------------  ------------  ------------
                                                  830,250       (28,781)       69,108
                                             ------------  ------------  ------------
       Earnings before income taxes.........   10,500,056     7,653,083     9,448,861
Income taxes (Note G).......................    4,080,000     3,000,000     3,660,000
                                             ------------  ------------  ------------
       Net earnings......................... $  6,420,056  $  4,653,083  $  5,788,861
                                             ============  ============  ============
Earnings per common share--basic............ $       0.95  $       0.67  $       0.83
                                             ============  ============  ============
Weighted-average shares outstanding--basic..    6,734,734     6,938,365     6,987,820
                                             ============  ============  ============
Earnings per common share--diluted.......... $       0.95  $       0.67  $       0.83
                                             ============  ============  ============
Weighted-average shares outstanding--diluted    6,738,766     6,940,656     6,991,820
                                             ============  ============  ============


       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                               Preferred Stock       Common Stock
                                               ---------------- ----------------------
                                                Number           Number                  Retained
                                               of shares Amount of shares    Amount      earnings      Total
                                               --------- ------ ---------  -----------  ----------- -----------
Balance, January 1, 1998......................    --      $--   6,990,000  $12,101,298  $31,349,889 $43,451,187
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       60,625           --      60,625
Cashless repurchase of shares for income tax
  withholding (Note M)........................    --       --      (2,180)     (26,433)          --     (26,433)
Net earnings for the year.....................    --       --          --           --    5,788,861   5,788,861
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 1998....................    --       --   6,987,820   12,135,490   37,138,750  49,274,240
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       40,000           --      40,000
Cashless repurchase of shares for income tax
  withholding (Note M)........................    --       --      (2,180)     (17,440)          --     (17,440)
Repurchase of shares (Note M).................    --       --     (60,600)    (308,450)          --    (308,450)
Net earnings for the year.....................    --       --          --           --    4,653,083   4,653,083
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 1999....................    --       --   6,925,040   11,849,600   41,791,833  53,641,433
Vesting of 5,000 shares pursuant to Restricted
  Stock Agreement (Note M)....................    --       --          --       23,750           --      23,750
Repurchase of shares (Note M).................    --       --    (450,900)  (2,584,565)          --  (2,584,565)
Net earnings for the year.....................    --       --          --           --    6,420,056   6,420,056
                                                  --      ---   ---------  -----------  ----------- -----------
Balance, December 31, 2000....................    --      $--   6,474,140  $ 9,288,785  $48,211,889 $57,500,674
                                                  ==      ===   =========  ===========  =========== ===========



        The accompanying notes are an integral part of this statement.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                            YEAR ENDED DECEMBER 31,

                                                                    2000          1999          1998
                                                                ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents

Cash Flows From Operating Activities
       Net earnings............................................ $  6,420,056  $  4,653,083  $  5,788,861
                                                                ------------  ------------  ------------
Adjustments to reconcile net earnings to net cash provided by operating activities
   Depreciation and amortization...............................    8,772,064     8,822,260     7,927,663
   Provision for losses on receivables.........................      314,000       282,100       217,500
   Gain on disposition of property and equipment...............   (1,345,307)     (241,084)     (103,110)
   Amortization of unrecognized pension obligation.............        5,790         5,790         5,790
   Provision for claims........................................    2,150,171     2,635,771     4,703,340
   Deferred income taxes.......................................      244,000      (346,000)      942,000
   Charge associated with stock issuance to an officer.........       23,750        40,000        60,625
   Changes in assets and liabilities...........................
   Receivables.................................................     (365,301)   (2,669,188)   (1,228,754)
   Prepaid expenses............................................      607,886       (89,668)     (220,892)
   Supplies inventory..........................................      (68,859)     (108,719)       43,787
   Other assets................................................       52,100      (179,789)      (52,044)
   Accounts payable............................................     (507,370)      403,289       939,194
   Accrued liabilities and claims..............................   (1,282,376)   (2,285,240)   (6,535,214)
   Income taxes................................................      315,435       742,579        60,385
                                                                ------------  ------------  ------------
       Total adjustments.......................................    8,915,983     7,012,101     6,760,270
                                                                ------------  ------------  ------------
       Net cash provided by operating activities...............   15,336,039    11,665,184    12,549,131
                                                                ------------  ------------  ------------

Cash Flows From Investing Activities
   Purchase of property and equipment..........................  (12,180,324)  (16,764,220)  (13,720,140)
   Proceeds from disposition of property and equipment.........    3,240,381       761,809     1,160,558
   Advances for purchase of real property......................   (2,291,262)           --            --
                                                                ------------  ------------  ------------
       Net cash used in investing activities...................  (11,231,205)  (16,002,411)  (12,559,582)
                                                                ------------  ------------  ------------
Cash flows from financing activities
   Repurchase of common stock..................................   (2,584,565)     (308,450)           --
   Proceeds from issuance of long-term obligations.............      113,755     2,742,822            --
   Principal payments on long-term obligations.................     (109,152)     (102,990)   (1,091,597)
                                                                ------------  ------------  ------------
       Net cash provided by (used in) financing activities.....   (2,579,962)    2,331,382    (1,091,597)
                                                                ------------  ------------  ------------
Net increase (decrease) in cash and cash equivalents...........    1,524,872    (2,005,845)   (1,102,048)
Cash and cash equivalents at beginning of year.................    5,508,809     7,514,654     8,616,702
                                                                ------------  ------------  ------------
Cash and cash equivalents at end of year....................... $  7,033,681  $  5,508,809  $  7,514,654
                                                                ============  ============  ============

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for..................................
   Interest.................................................... $    158,677  $    137,953  $    154,751
   Income taxes................................................    3,425,000     2,593,128     2,537,933

Noncash Investing And Financing Activities

   During 2000, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $23,750.

   During 1999, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $40,000 and redeemed 2,180 shares valued at $17,440 as tax withholdings.

   During 1998, in connection with the 5,000 shares issued per the restricted stock agreement, the Company recognized compensation expense of $60,625 and redeemed 2,180 shares valued at $26,433 as tax withholdings.

       The accompanying notes are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A--Summary Of Significant Accounting Policies

   A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Business Activity

   The Company is a regional less-than-truckload carrier that provides transportation and logistics services to shippers within its core service region.

2. Principles Of Consolidation

   The consolidated financial statements include the accounts of Motor Cargo Industries, Inc. (MCI) and its wholly-owned subsidiary, Motor Cargo and its wholly-owned subsidiaries, MC Leasing, Inc., MC Distribution Services, Inc. and ICC, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Financial Statement Presentation

   In preparing the Company's financial statements, in accordance with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include accrued claims and allowance for doubtful accounts.

4. Cash Equivalents

   The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

5. Supplies Inventory

   Supplies inventory consists primarily of fuel and equipment parts and is stated at the lower of cost (first-in, first-out method) or market.

6. Depreciation and Amortization

   Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation of property and equipment are used for income tax purposes.

   Leasehold improvements are amortized over the lesser of the useful life of the asset or term of the lease.

   Maintenance, repairs, and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in earnings.

7. Income Taxes

   The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

8. Insurance Coverage and Accrued Claims

   The Company is self-insured for health costs, cargo damage claims, and automobile and general liability claims up to $70,000, $100,000 and $250,000, respectively, per single occurrence. The Company also maintains workers' compensation insurance, with no deductible except for the state of Nevada, which deductible is $250,000 per occurrence.

   The Company estimates and accrues a liability for its share of final settlements using all available information including the services of a third-party insurance risk claims administrator to assist in establishing reserve levels for each occurrence based on the facts and circumstances of the incident coupled with the Company's history of such claims. The Company accrues for workers' compensation and automobile liabilities when reported, usually the same day as the occurrence. Additionally, the Company accrues an estimated liability for incurred but not reported claims. Expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. The Company provides for adverse loss developments in the period when new information becomes available.

9. Revenue Recognition

   Freight charges are generally recognized as revenue in the period when the shipment is complete or the services are rendered. Revenue from in-transit freight is recognized on a percentage-of-completion basis, based on the average transit time for that period. Expenses associated with the operating revenue are recognized when incurred.

10. Prepaid Tires

   The Company capitalizes tires purchased with new equipment and depreciates them over the estimated useful life of the equipment (5-10 years). Replacement tires are expensed upon placement into service.

11. Earnings Per Share

   The Company follows the provisions of Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). SFAS No. 128 requires the presentation of basic and diluted EPS. Basic EPS are calculated by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted EPS are similarly calculated, except that the weighted-average number of common shares outstanding includes common shares that may be issued subject to existing rights with dilutive potential.

12. Fair Value of Financial Instruments

   The fair value of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value due to the short-term maturity of the instruments. The fair value of long-term obligations approximate carrying value based on their effective interest rates compared to current market prices.

13. Certain Reclassifications

   Certain nonmaterial reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

Note B--Receivables

   Receivables consist of the following:

                                                   2000         1999
                                                -----------  -----------
Trade receivables.............................. $16,441,275  $17,004,970
Advances for purchase of real property (Note L)   1,503,567           --
Other receivables..............................     719,791      210,707
                                                -----------  -----------
                                                 18,664,633   17,215,677
Allowance for doubtful accounts................    (539,703)    (645,615)
                                                -----------  -----------
                                                $18,124,930  $16,570,062
                                                ===========  ===========

   The history of the allowance for doubtful accounts is as follows:

                             2000       1999       1998
                           ---------  ---------  ---------
Balance, beginning of year $ 645,615  $ 641,264  $ 572,801
Provisions for losses.....   314,000    282,100    217,500
Writeoffs, net............  (419,912)  (277,749)  (149,037)
                           ---------  ---------  ---------
Balance, end of year...... $ 539,703  $ 645,615  $ 641,264
                           =========  =========  =========

Note C--Property and Equipment

   Cost of property and equipment and estimated useful lives are as follows:

                                      2000        1999         Years
                                  ------------ ----------- -------------
Land............................. $  6,430,385 $ 7,130,385      --
Buildings........................   17,599,772  18,492,100     20-45
Revenue equipment................   57,549,237  56,850,948     5-10
Service cars and equipment.......      727,155     697,909     3-10
Shop and garage equipment........      282,030     264,075     3-10
Office furniture and fixtures....    2,831,581   2,670,329     3-10
Other property and equipment.....   10,731,472   9,904,137     3-10
Leasehold improvements...........    4,088,859   3,450,066 Life of lease
Construction in progress (Note L)    5,945,171          --      --
                                  ------------ -----------
                                  $106,185,662 $99,459,949
                                  ============ ===========

Note D--Leases

   The Company leases buildings and revenue equipment under operating lease agreements. The following is a schedule of future minimum lease payments under operating leases at December 31, 2000:

Year ending December 31,          Buildings  Equipment  Total Leases
------------------------         ----------- ---------- ------------
2001............................ $ 1,867,800 $1,663,958 $ 3,531,758
2002............................   1,198,525  1,470,307   2,668,832
2003............................   1,076,972  1,450,420   2,527,392
2004............................   1,013,926  1,154,301   2,168,227
2005............................     955,615  1,137,271   2,092,886
Thereafter......................   5,624,692  1,533,516   7,158,208
                                 ----------- ---------- -----------
   Total minimum lease payments. $11,737,530 $8,409,773 $20,147,303
                                 =========== ========== ===========

   The leases generally provide that property taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, operating leases that expire will be renewed or replaced by leases on other properties or equipment. The total rent expense for the years ended December 31, 2000, 1999, and 1998, was approximately $4,270,000, $3,043,000 and $2,365,000, respectively.

Note E--Revolving Bank Loan

   The Company has a revolving bank loan. Under the loan agreement, borrowings are limited to the lesser of 70 percent of allowable trade receivables, or $5,000,000. Any outstanding amounts accrue interest at .25 percentage points below the lending institution's prime rate, and are payable monthly. No principal payments are required until maturity (April 2002) as long as the loan does not exceed the required limits. The agreement is collateralized by cash and cash equivalents, receivables, supplies inventory, and all documents, instruments, and chattel paper now owned or hereafter acquired by the Company. At December 31, 2000 and 1999, there were no draws against the loan.

   The Company has an additional line of credit with a limit of $20,000,000 as of December 31, 2000 and 1999. This line is collateralized by revenue equipment. As of December 31, 2000 and 1999, there was $6,853,577 and $6,739,822, respectively, drawn against the line (Note F).

Note F--Long-Term Obligations

   Long-term obligations consist of the following:

                                                                              2000       1999
                                                                           ---------- ----------
Prime less .25% (9.5% at December 31, 2000) note payable on a revolving loan (up to $20,000,000) to a bank, due in 2002, interest payments due monthly and unpaid balance of principal due in 2002, collateralized by revenue equipment (Note E).............................................. $6,853,577 $6,739,822

8.75-8.85% notes payable to a corporation, due in 2003, payable in monthly installments of $18,964, including interest, balloon payment of $971,258 due at maturity, collateralized by land and buildings...................  1,280,700  1,389,852
                                                                           ---------- ----------
                                                                            8,134,277  8,129,674
Less current maturities...................................................    119,152    109,151
                                                                           ---------- ----------
                                                                           $8,015,125 $8,020,523
                                                                           ========== ==========

   Maturities of long-term obligations at December 31, 2000 are as follows:

Year ending December 31,
------------------------
       2001............. $  119,152
       2002.............  6,983,647
       2003.............  1,031,478
       Thereafter.......         --
                         ----------
                         $8,134,277
                         ==========

   The revolving bank loan agreements contain various restrictive covenants including provisions relating to the maintenance of net worth, earnings to debt ratio, and liability insurance coverage. As of December 31, 2000, the Company was in compliance with all covenants under the revolving bank loan agreements.

Note G--Income Taxes

   Income tax expense consists of the following:

                                                2000       1999        1998
                                             ---------- ----------  ----------
Current.....................................
   Federal.................................. $3,203,871 $2,825,541  $2,280,862
   State....................................    632,129    520,459     437,138
                                             ---------- ----------  ----------
                                              3,836,000  3,346,000   2,718,000
                                             ---------- ----------  ----------
Deferred....................................
   Federal..................................    202,856   (287,744)    781,860
   State....................................     41,144    (58,256)    160,140
                                             ---------- ----------  ----------
                                                244,000   (346,000)    942,000
                                             ---------- ----------  ----------
                                             $4,080,000 $3,000,000  $3,660,000
                                             ========== ==========  ==========

   The income tax provision reconciled to the tax computed at the federal statutory rate of 34 percent is as follows:

                                                  2000       1999       1998
                                               ---------- ---------- ----------
Federal income taxes at statutory rate........ $3,570,000 $2,602,000 $3,212,000
State income taxes, net of federal tax benefit    452,000    332,000    392,000
All other.....................................     58,000     66,000     56,000
                                               ---------- ---------- ----------
                                               $4,080,000 $3,000,000 $3,660,000
                                               ========== ========== ==========

   Deferred tax assets and liabilities consist of the following:

                                                        2000         1999
                                                     -----------  -----------
Current deferred tax assets
   Allowance for doubtful accounts.................. $   206,000  $   247,000
   Vacation accrual.................................     640,000      572,000
   Accrued claims...................................     582,000      609,000
   Deferred revenue.................................     306,000      295,000
                                                     -----------  -----------
Net current deferred tax asset...................... $ 1,734,000  $ 1,723,000
                                                     ===========  ===========
Long-term deferred tax assets (liabilities).........
   Unfunded pension................................. $        --  $   (35,000)
   Accrued compensation.............................     203,000      111,000
   Equipment temporary differences..................  (7,725,000)  (7,343,000)
                                                     -----------  -----------
Net long-term deferred tax liability................ $(7,522,000) $(7,267,000)
                                                     ===========  ===========

   The Company's deferred tax assets result from temporary timing differences between financial and tax reporting standards. For accrued expenses, the deferred tax assets are expected to reverse in the period the Company pays the expenses. For the allowance for doubtful accounts, the deferred tax asset reverses when the accounts are written off. Finally, the deferred tax asset for deferred revenue reverses when the Company recognizes the revenue for financial reporting purposes. Considering the Company's history of positive earnings, no valuation allowance against the deferred tax assets is considered necessary.

Note H--Employee Benefit Plans

1. Pension Plan

   The Company participates in a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and hours of service in the current year. A participant is fully vested after five years. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected benefits to be earned in the future. Information pertaining to the activity in the plan is as follows:

                                                            Pension Benefits
                                                   ----------------------------------
                                                      2000        1999        1998
                                                   ----------  ----------  ----------
Change in benefit obligation......................
   Benefit obligation at beginning of year........ $5,689,892  $5,449,623  $4,413,501
   Service cost...................................    321,147     407,540     268,884
   Interest cost..................................    419,407     348,756     346,433
   Actuarial loss (gain)..........................   (366,697)   (347,746)    586,993
   Benefits paid..................................   (195,598)   (168,281)   (166,188)
                                                   ----------  ----------  ----------
   Benefit obligation at end of year.............. $5,868,151  $5,689,892  $5,449,623
                                                   ==========  ==========  ==========
Change in plan assets.............................
   Fair value of plan assets at beginning of year. $6,236,581  $5,328,226  $4,929,225
   Actual return on plan assets...................   (337,970)    837,636     440,189
   Employer contribution..........................    328,000     239,000     125,000
   Benefits paid..................................   (195,598)   (168,281)   (166,188)
                                                   ----------  ----------  ----------
   Fair value of plan assets at end of year....... $6,031,013  $6,236,581  $5,328,226
                                                   ==========  ==========  ==========
Funded status.....................................
   Plan assets over (under) benefit obligation.... $  162,862  $  546,669  $ (121,397)
   Unrecognized net actuarial gain................   (393,798)   (950,210)   (206,611)
   Unrecognized net transition amount.............     52,281      58,071      63,861
                                                   ----------  ----------  ----------
   Accrued pension cost........................... $ (178,655) $ (345,470) $ (264,147)
                                                   ==========  ==========  ==========

   The components of net periodic pension cost are as follows:

                                                  2000       1999       1998
                                                ---------  ---------  ---------
   Service cost................................ $ 321,147  $ 407,540  $ 268,884
   Interest cost...............................   419,407    348,756    346,433
   Expected return on plan assets..............  (585,159)  (441,763)  (440,189)
   Amortization of prior service cost..........     5,790      5,790      4,588
                                                ---------  ---------  ---------
   Net periodic pension cost................... $ 161,185  $ 320,323  $ 179,716
                                                =========  =========  =========
Weighted-average assumptions as of December 31,
   Discount rate...............................      7.50%     7.50 %      6.50%
   Expected return on plan assets..............      8.00%     8.00 %      6.50%
   Rate of compensation increase...............        --         --         --

2. 401(k) Profit-sharing Plan

   The Company has a qualified 401(k) profit-sharing plan (the Plan) for its employees. All employees who have completed one year of service with the Company are eligible to participate in the Plan. Under the Plan, employees are allowed to make contributions of between 1 percent and 15 percent of their annual compensation. The Company matches certain percentages of employee contributions up to 6 percent of the employee's annual compensation, depending on the Company's operating ratio. All amounts contributed by a participant are fully vested at all times. A participant becomes vested over time and is fully vested in any Company matching contributions after 7 years of service. Expenses for Company contributions approximated $495,000, $421,000 and $475,000, for the years ended December 31, 2000, 1999 and 1998, respectively.

Note I--Stock Options

   In January of 1999, the Company's Board of Directors and shareholders adopted the Motor Cargo Industries, Inc. 1999 Stock Option Plan for non-employee Directors (the 1999 Option Plan). The Company reserved 100,000 shares of common stock under the 1999 Option Plan. Accordingly, the Board of Directors has approved the granting of options under the Option Plan as follows:

   Non-employee Directors have been granted options to acquire 35,000 shares of common stock. The options were granted at $7.50 per share, which was the market price of the Company's common shares on the day of grant. The options vest periodically through January 2003 and expire in 2010.

   In October 1997, the Company's Board of Directors and shareholders adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the 1997 Option Plan). The Company reserved 500,000 shares of common stock under the 1997 Option Plan. Accordingly, the Board of Directors has approved the granting of options under the Option Plan as follows:

   Directors, officers and key employees have been granted options to acquire 365,000 shares of common stock. The options were originally granted at $12.00 to $12.50 per share, which was the market price of the Company's common shares on the date granted. The options vest periodically through January of 2003. The options expire upon the earlier of an expiration date fixed by the committee responsible for the administering of the Plan or 10 years from the date of the grant.

   During 1999, all original stock option agreements under the 1997 Option Plan were canceled and new options were granted at an exercise price of $7.50 per share, which was the market price of the Company's common stock on the date reissued. Because of the immediate reissuance of the new options at a reduced exercise price, the reissued options are accounted for as variable stock options under APB Opinion No. 25. Variable stock options require compensation cost to be adjusted at the end of each reporting period based on the change in the intrinsic value of the variable stock options. As of December 31, 2000, no adjustment to compensation cost is necessary.

   During 2000, the Company granted an additional 41,300 options under the 1997 Option Plan. These options were granted at an exercise price of $4.69, which was the market price of the Company's common shares on the date granted. The options vest periodically through February of 2004. The options expire upon the earlier of an expiration date fixed by the committee responsible for administering the Plan or 10 years from the date of the grant.

   Changes to the Company's stock options are as follows:

                                    Exercise price  Weighted-average
                      Stock options   per share      exercise price
                      ------------- --------------- ----------------
Outstanding at
   January 1, 1998...    249,500    $         12.00      $12.00
   Granted...........     42,000              12.50       12.50
   Exercised.........         --                 --          --
   Canceled/expired..         --                 --          --
                        --------

Outstanding at
   December 31, 1998.    291,500     12.00 to 12.50       12.07
   Granted...........    400,000               7.50        7.50
   Exercised.........         --                 --          --
   Canceled/expired..   (291,500)    12.00 to 12.50       12.07
                        --------

Outstanding at
   December 31, 1999.    400,000               7.50        7.50
   Granted...........     41,300               4.69        4.69
   Exercised.........         --                 --          --
   Canceled/expired..    (85,000)      4.69 to 7.50        7.37
                        --------

Outstanding at
   December 31, 2000.    356,300      $4.69 to 7.50      $ 7.21
                        ========    ===============      ======
Exercisable at
   December 31, 2000.     79,750    $          7.50      $ 7.50
                        ========    ===============      ======

   No stock options were exercisable at December 31, 1999. 62,375 stock options were exercisable at $12.00 per share at December 31, 1998.

   Additional information about stock options outstanding and exercisable at December 31, 2000 is as follows:

Options Outstanding

                              Weighted-       Weighted-average
                 Number    average exercise remaining contractual
Exercise price outstanding      price           life (years)
-------------- ----------- ---------------- ---------------------
    $4.69         41,300        $4.69                9.1
    $7.50        315,000        $7.50                8.1
                 -------
                 356,300
                 =======


Options Exercisable

                 Number    Weighted-average
Exercise price exercisable  exercise price
-------------- ----------- ----------------
    $7.50        79,750         $7.50

Fair Market Value Of Options Granted

   The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS
123). Therefore, the Company accounts for stock based compensation under Accounting Principles Board Opinion No. 25, under which no significant compensation cost has been recognized. Had the compensation cost for the stock based compensation been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                          2000       1999       1998
                                       ---------- ---------- ----------
Net earnings..........................
   As reported........................ $6,420,056 $4,653,083 $5,788,861
   Pro forma..........................  6,122,235  4,326,056  5,337,141
Net earnings per common share--basic..
   Net earnings....................... $     0.95 $     0.67 $     0.83
   Pro forma..........................       0.91       0.62       0.76
Net earnings per common share--diluted
   Net earnings....................... $     0.95 $     0.67 $     0.83
   Pro forma..........................       0.91       0.62       0.76

   The fair value of these options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: expected volatility of 78, 79 and 67 percent; risk-free interest rate of 6.68, 5.03 and 5.65 percent; and expected life of 7.5 for each of the three years. The weighted-average fair value of options granted was $3.65, $5.79 and $8.90 in 2000, 1999 and 1998, respectively.

   Option pricing models require the input of highly sensitive assumptions, including the expected stock price volatility. Also, the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Management believes the best input assumptions available were used to value the options and that the resulting option values are reasonable.

Note J--Earnings Per Common Share

                                                               2000       1999       1998
                                                             ---------  ---------  ---------
Common shares outstanding at beginning of period............ 6,925,040  6,987,820  6,990,000
Weighted average common shares issued during the period.....        --         --         --
Weighted average common shares repurchased during the period  (190,306)   (49,455)    (2,180)
                                                             ---------  ---------  ---------
Weighted average number of common shares used in basic EPS.. 6,734,734  6,938,365  6,987,820
Dilutive effect of stock options............................     4,032      2,291      4,000
                                                             ---------  ---------  ---------
Weighted average number of common shares and dilutive
  potential common stock used in diluted EPS................ 6,738,766  6,940,656  6,991,820
                                                             =========  =========  =========

Note K--Deferred Compensation

   The Company has salary continuation agreements with certain key management employees. Under the agreements, the Company is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability, or retirement, annual benefits ranging from $17,000 to $23,000. The Company has purchased universal life insurance policies on the lives of these participants. These insurance policies, which remain the sole property of the Company, are payable to the Company upon the death of the participant or maturity of the insurance policy.

   The Company separately contracts with the participants to pay stated benefits substantially equivalent to those received or available under the insurance policies upon retirement, death, or permanent disability. The expense incurred for the years ended December 31, 2000, 1999 and 1998, was approximately $64,000, $58,000 and $54,000, respectively.

Note L--Commitments and Contingencies

1. Purchase of Property and Equipment

   During 2000, the Company made advances toward the purchase of property and the construction of a new terminal in Denver, Colorado. In December 2000, the Company sold a vacant terminal in Newark, California, resulting in a gain of $1,139,247, which is included in other income. To facilitate an income tax-deferred exchange relating to these two terminals, the Company placed the proceeds from the sale of the Newark, California terminal in an escrow account until the completion of construction of the Denver terminal.

   At December 31, 2000, the Company included $4,285,650 incurred on the construction of the Denver terminal in construction in progress. Funds remaining in escrow at December 31, 2000 total $2,291,262. Of these funds, $787,695 is committed under the construction contract and is included in other assets. The remaining $1,503,567 in escrow represents advanced costs in excess of the amounts committed under the construction contract that will be returned to the Company and is included in receivables.

   At December 31, 2000, the Company has outstanding purchase orders for revenue equipment totaling approximately $6,143,000.

2. Letters of Credit

   At December 31, 2000, the Company had outstanding letters of credit totaling $1,430,000 ($1,280,000 at December 31, 1999). There were no draws against these letters of credit during any of the periods presented.

3. Litigation

   The Company is involved in litigation arising in the normal course of business. It is not possible to state the ultimate liability, if any, in these matters. In the opinion of management, such litigation will have no material effect on the financial position and results of operations of the Company, in excess of amounts accrued.

Note M--Capital Transactions

   In October 1997, the Company's Board of Directors awarded an officer of the Company 20,000 shares of the Company's common stock. The award was made pursuant to a Restricted Stock Agreement which states that 20,000 shares of the Company's common stock will be issued in the officer's name. The Company will hold the certificates for the shares, which will be released in four installments, each consisting of 25 percent of the shares issued based on the officer's continued employment. In the event the officer voluntarily ceases his employment with the Company or the Company terminates his employment for cause, the shares not previously released will be forfeited. Termination of employment by the Company without cause, or termination due to disability or death will result in the prompt release of some or all shares not previously released, depending upon the date of the relevant event. During 2000, 1999 and 1998, 5,000 shares vested annually, resulting in compensation expense in the amount of $23,750, $40,000 and $60,625, respectively. Of the 5,000 shares vested during 1999, 2,180 shares were simultaneously redeemed by the Company. The remaining 2,820 shares were released to the officer's name. All of the 5,000 shares vested during 2000 were released to the officer's name.

   During the first quarter of 1999, the Company announced a share repurchase program. The Board of Directors of the Company authorized the repurchase of up to 700,000 shares of outstanding common stock. As of December 31, 2000, a total of 511,500 shares had been repurchased by the Company for approximately $2,893,000.

Note N--Accrued Liabilities

   Accrued liabilities consist of the following:

                                                          2000       1999
                                                       ---------- ----------
Salaries, wages, and payroll taxes.................... $3,361,440 $2,611,473
Accrued employee benefits.............................  1,471,197  1,353,340
Vacation accrual......................................  1,671,317  1,498,511
All other.............................................    973,889    859,771
                                                       ---------- ----------
                                                       $7,477,843 $6,323,095
                                                       ========== ==========

Note O--Accrued Claims

   The history of accrued claims is as follows

                                           2000         1999         1998
                                        -----------  -----------  -----------
Balance at beginning of year........... $ 1,727,391  $ 1,382,085  $ 2,956,911
Provision..............................   2,150,171    2,635,711    4,703,340
Claims.................................  (2,437,124)  (2,290,405)  (6,278,166)
                                        -----------  -----------  -----------
Balance at end of year................. $ 1,440,438  $ 1,727,391  $ 1,382,085
                                        ===========  ===========  ===========

Note P--Quarterly Financial Results (Unaudited)

   Quarterly financial results for the years ended December 31, 2000 and 1999 are as follows:

                                                                                             Earnings per     Earnings per
                                                        Operating   Operating                   common           common
2000                                                    revenues     income    Net earnings share--basic(2) share--diluted(2)
----                                                   ------------ ---------- ------------ --------------- -----------------
First quarter......................................... $ 30,382,899 $1,096,810  $  672,011       $0.10            $0.10
Second quarter........................................   31,773,871  2,674,895   1,635,128        0.24             0.24
Third quarter.........................................   34,097,502  2,789,605   1,715,278        0.26             0.26
Fourth quarter(1).....................................   34,857,422  3,108,496   2,397,639        0.37             0.37
                                                       ------------ ----------  ----------
                                                       $131,111,694 $9,669,806  $6,420,056       $0.95            $0.95
                                                       ============ ==========  ==========       =====            =====

                                                                                             Earnings per     Earnings per
                                                        Operating   Operating                   common           common
1999                                                    revenues     income    Net earnings share--basic(2) share--diluted(2)
----                                                   ------------ ---------- ------------ --------------- -----------------
First quarter......................................... $ 28,730,830 $1,192,608  $  721,206       $0.10            $0.10
Second quarter........................................   32,353,017  2,455,998   1,497,638        0.22             0.22
Third quarter.........................................   32,614,188  1,852,961   1,120,273        0.16             0.16
Fourth quarter........................................   31,611,598  2,180,297   1,313,966        0.19             0.19
                                                       ------------ ----------  ----------
                                                       $125,309,633 $7,681,864  $4,653,083       $0.67            $0.67
                                                       ============ ==========  ==========       =====            =====

--------
(1) Fourth quarter 2000 net earnings includes unusual items comprised primarily of a net gain of approximately $541,000 resulting from the sale of a terminal during that quarter.
(2) Earnings per common share is computed independently for each of the quarters presented. Therefore, due to rounding, the sum of the quarterly earnings per common share do not necessarily equal the total for the year.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

        SEPTEMBER 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 (AUDITED)

                                                                           September 30, December 31,
                                                                               2001          2000
                                                                           ------------- ------------
                                                                            (unaudited)   (audited)
                                 ASSETS
Current assets
   Cash and cash equivalents.............................................. $  5,783,372  $  7,033,681
   Receivables, net.......................................................   18,260,110    18,124,930
   Prepaid expenses.......................................................    1,718,077     2,112,198
   Supplies inventory.....................................................      607,953       637,289
   Deferred income taxes..................................................    1,734,000     1,734,000
                                                                           ------------  ------------
       Total current assets...............................................   28,103,512    29,642,098
Property and equipment, at cost...........................................  109,858,794   106,185,662
   Less accumulated depreciation and amortization.........................   52,337,269    51,851,119
                                                                           ------------  ------------
                                                                             57,521,525    54,334,543
Other assets
   Advances for purchase of real property.................................           --       787,695
   Deferred charges.......................................................      543,878       548,271
   Other, net.............................................................       52,281        52,281
                                                                           ------------  ------------
                                                                                596,159     1,388,247
                                                                           ------------  ------------
                                                                           $ 86,221,196  $ 85,364,888
                                                                           ============  ============

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current maturities of long-term obligations............................ $    127,250  $    119,152
   Accounts payable.......................................................    3,435,485     2,854,290
   Accrued liabilities....................................................    8,608,672     7,477,843
   Accrued income taxes...................................................    1,810,524       435,366
   Accrued claims.........................................................    1,480,377     1,440,438
                                                                           ------------  ------------
       Total current liabilities..........................................   15,462,308    12,327,089
Long-term obligations, less current maturities............................    1,065,073     8,015,125
Deferred income taxes.....................................................    7,522,000     7,522,000
Commitments and contingencies.............................................           --            --
Shareholders' equity
   Preferred stock, no par value; Authorized--25,000,000
     shares--none issued..................................................           --            --
   Common stock, no par value; Authorized--100,000,000 shares; issued
     6,473,140 shares as of September 30, 2001 and 6,474,140 shares as of
     December 31, 2000....................................................    9,315,031     9,288,785
   Retained earnings......................................................   52,856,784    48,211,889
                                                                           ------------  ------------
                                                                             62,171,815    57,500,674
                                                                           ------------  ------------
                                                                           $ 86,221,196  $ 85,364,888
                                                                           ============  ============

       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                            Three Months Ended         Nine Months Ended
                                               September 30,             September 30,
                                         ------------------------  -------------------------
                                            2001         2000          2001         2000
                                         -----------  -----------  ------------  -----------
                                                (unaudited)               (unaudited)
Operating revenue....................... $36,040,782  $34,097,502  $103,744,650  $96,254,272
                                         -----------  -----------  ------------  -----------
Operating expenses
   Salaries, wages and benefits.........  18,057,408   16,922,303    53,312,237   47,893,682
   Operating supplies and expenses......   5,605,560    5,656,904    16,569,231   15,747,849
   Purchased transportation.............   3,170,857    3,000,011     8,732,073    8,849,229
   Operating taxes and licenses.........   1,363,792    1,326,113     3,886,913    3,742,780
   Insurance and claims.................   1,065,463      856,627     2,951,175    2,608,140
   Depreciation and amortization........   2,243,027    2,144,094     6,633,200    6,640,678
   Communications and utilities.........     495,637      582,729     1,581,432    1,600,776
   Building rents.......................     761,444      881,039     2,313,642    2,607,311
   Loss (gain) on sale of equipment.....     (42,688)     (61,923)        4,524     (151,790)
   Other non-recurring expense..........          --           --            --      102,596
                                         -----------  -----------  ------------  -----------
       Total operating expenses.........  32,720,500   31,307,897    95,984,427   89,641,251
       Operating income.................   3,320,282    2,789,605     7,760,223    6,613,021
Other income (expense)
   Interest expense.....................     (27,711)     (33,035)      (91,386)    (121,362)
   Other, net...........................      32,502       46,549       113,566       97,430
                                         -----------  -----------  ------------  -----------
       Total other......................       4,791       13,514        22,180      (23,932)
                                         -----------  -----------  ------------  -----------
       Earnings before income taxes.....   3,325,073    2,803,119     7,782,403    6,589,089
Income taxes............................   1,321,986    1,087,841     3,137,508    2,566,672
                                         -----------  -----------  ------------  -----------
       Net earnings..................... $ 2,003,087  $ 1,715,278  $  4,644,895  $ 4,022,417
                                         ===========  ===========  ============  ===========
Earnings per share: (note 2)
   Basic................................ $      0.31  $      0.26  $       0.72  $      0.59
   Diluted..............................        0.31         0.26          0.71         0.59
Weighted-average shares outstanding:
   Basic................................   6,473,140    6,720,693     6,473,177    6,796,755
   Diluted..............................   6,530,224    6,724,973     6,517,402    6,799,258


       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Nine Months Ended September 30,
                                                                                       ------------------------------
                                                                                            2001             2000
                                                                                        -----------      -----------
Increase (decrease) in cash and cash equivalents
   Cash flows from operating activities
       Net earnings................................................................... $ 4,644,895      $ 4,022,417
                                                                                        -----------      -----------
   Adjustments to reconcile net earnings to net cash provided by operating activities
       Depreciation and amortization..................................................   6,633,200        6,640,678
       Provision for losses on receivables............................................     458,000          195,500
       Loss (gain) on disposition of property and equipment...........................       4,524         (151,790)
       Variable stock option expense..................................................     281,376               --
       Charge associated with stock issuance to an officer............................      33,750           23,750
       Provision for claims...........................................................   2,258,199        2,159,209
       Deferred income taxes..........................................................          --           (1,917)
       Changes in assets and liabilities
          Receivables.................................................................    (832,930)        (699,524)
          Prepaid expenses............................................................     394,121          723,597
          Supplies inventory..........................................................      29,336           94,852
          Accrued income taxes........................................................   1,375,158          303,373
          Other assets................................................................      (1,277)          65,630
          Accounts payable............................................................     581,195       (1,162,805)
          Accrued liabilities and claims..............................................  (1,368,807)        (853,911)
                                                                                        -----------      -----------
              Total adjustments.......................................................   9,845,845        7,336,642
                                                                                        -----------      -----------
              Net cash provided by operating activities...............................  14,490,740       11,359,059
                                                                                        -----------      -----------
Cash flows from investing activities
   Note receivable....................................................................          --       (2,319,395)
   Purchase of property and equipment.................................................  (9,232,391)      (5,419,506)
   Proceeds from disposition of property and equipment................................     440,800          574,851
                                                                                        -----------      -----------
              Net cash used in investing activities...................................  (8,791,591)      (7,164,050)
                                                                                        -----------      -----------
Cash flows from financing activities
   Repurchase of common stock.........................................................      (7,504)      (1,409,762)
   Principal payments on long-term obligations........................................  (6,941,954)      (3,823,207)
                                                                                        -----------      -----------
              Net cash used in financing activities...................................  (6,949,458)      (5,232,969)
                                                                                        -----------      -----------
              Net decrease in cash and cash equivalents...............................  (1,250,309)      (1,037,960)
Cash and cash equivalents at beginning of period......................................   7,033,681        5,508,809
                                                                                        -----------      -----------
Cash and cash equivalents at end of period............................................ $ 5,783,372      $ 4,470,849
                                                                                        ===========      ===========
Supplemental cash flow information
Cash paid during the period for:
   Interest........................................................................... $    94,515      $   118,562
   Income taxes.......................................................................   1,972,150        2,259,050

Non-cash Investing and Financing Activities

   During 2001, the Company recorded a $787,695 noncash application of advances made in 2000 for the purchase of real property. Additionally, the Company recorded a $239,750 noncash transfer from receivables to real property.

   During 2001, in connection with the vesting of 5,000 shares pursuant to a restricted stock agreement, the Company recognized compensation expense of $33,750.

   During 2000, in connection with the vesting of 5,000 shares pursuant to a restricted stock agreement, the Company recognized compensation expense of $23,750.

       The accompanying notes are an integral part of these statements.

                 MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Unaudited Interim Consolidated Financial Statements

   The interim consolidated financial information included herein is unaudited; however, the information reflects all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations, and cash flows for the interim periods. The consolidated financial statements should be read in conjunction with the Notes to consolidated financial statements included in the audited consolidated financial statements for Motor Cargo Industries, Inc. (the "Company") for the year ended December 31, 2000, which are included in the Company's Annual Report on Form 10-K for such year (the "2000 10-K"). Results of operations for interim periods are not necessarily indicative of annual results of operations. The consolidated balance sheet at December 31, 2000 was extracted from the Company's audited consolidated financial statements contained in the 2000 10-K and does not include all disclosures required by generally accepted accounting principles for annual consolidated financial statements.

2. Earnings Per Share

   Basic earnings per common share ("EPS") are based on the weighted average number of common shares outstanding during each such period. Diluted earnings per common share are based on shares outstanding (computed under basic EPS) and potentially dilutive common shares. Potential common shares included in dilutive earnings per share calculations include stock options granted but not exercised. A reconciliation of weighted-average shares outstanding is presented below:

                                              Three months ended     Nine months ended
                                                 September 30,         September 30,
                                             --------------------- ---------------------
                                                2001       2000       2001       2000
                                             ---------- ---------- ---------- ----------
Net earnings................................ $2,003,087 $1,715,278 $4,644,895 $4,022,417
Weighted-average shares outstanding--basic..  6,473,140  6,720,693  6,473,177  6,796,755
Effect of dilutive stock options............     57,084      4,280     44,225      2,503
Weighted-average shares outstanding--diluted  6,530,224  6,724,973  6,517,402  6,799,258

3. Pending Merger

   On October 15, 2001, the Company, Union Pacific Corporation, a Utah corporation ("Union Pacific"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Union Pacific ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Union Pacific will offer to exchange for each share of common stock, no par value, of the Company's stock at the election of the holder, either 0.26 of a share of common stock, par value $2.50 per share, of Union Pacific ("Union Pacific Stock") or $12.10 in cash. Pursuant to the terms of the shareholder agreements, dated as of October 15, 2001, Messrs. Harold R. Tate and Marvin L. Friedland, who collectively own approximately 62.5% of the outstanding shares of the Company's stock, have agreed to tender their shares in the exchange offer. After the consummation of the exchange offer, the Company will be merged with and into Merger Sub. Holders of the Company stock who do not elect to tender their shares in the exchange offer will receive $12.10 per share upon consummation of the merger.

                                    ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF UNION PACIFIC CORPORATION

   Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Union Pacific. Except as noted, each of the executive officers and directors named in the table below has held the indicated office or position in his or her principal occupation for at least five years. Each person listed below held the earliest indicated office or position as of at least five years ago. Except as noted, each person identified below is a United States citizen. The principal business address of Union Pacific and, unless otherwise indicated, the business address of each person identified below is 1416 Dodge Street, Omaha, Nebraska 68179.

                                      Present Principal Occupation or Employment
Name                            and Material Positions Held During the Past Five Years
----                            ------------------------------------------------------
Richard K. Davidson  Chairman, President and Chief Executive Officer of Union Pacific and
                     Chairman and Chief Executive Officer of Union Pacific Railroad Company, a
                     subsidiary of Union Pacific. Director of Union Pacific since 1994. Mr.
                     Davidson was Chairman of Union Pacific Railroad until November 6, 1996 and Chairman and Chief Executive Officer of Union Pacific Railroad since such date. Mr. Davidson has also been President and Chief Operating Officer of Union Pacific since November 1, 1995 and Chairman, President and Chief
                     Executive Officer of Union Pacific since January 1, 1997. Age 59.

James R. Young       Executive Vice President--Finance of Union Pacific and Chief Financial
                     Officer of the Union Pacific Railroad. Mr. Young was elected Executive Vice
                     President-Finance of Union Pacific and Chief Financial Officer of Union
                     Pacific Railroad effective December 1, 1999. Mr. Young was elected
                     Controller of Union Pacific and Senior Vice President--Finance of Union
                     Pacific Railroad effective March 1999 and Senior Vice President--Finance of
                     Union Pacific effective June 1998. Mr. Young served as Treasurer of Union
                     Pacific Railroad from June 1998 to March 1999. Mr. Young was Vice
                     President--Customer Service Planning and Quality of Union Pacific Railroad
                     from April 1998 to June 1998, Vice President--Quality and Operations
                     Planning from September 1997 to April 1998 and Vice President--Finance
                     and Quality from September 1995 to September 1997. Age 49.

L. Merill Bryan, Jr. Senior Vice President and Chief Information Officer of Union Pacific.
                     Mr. Bryan was elected to his current position effective May 2001 and served as Senior Vice President--Information Technologies from May 1997 to May
                     2001. Prior thereto, Mr. Bryan was President and Chief Executive Officer of
                     Union Pacific Technologies, Inc., a former subsidiary of Union Pacific.
                     Age 57.

Barbara W. Schaefer  Senior Vice President--Human Resources of Union Pacific. Ms. Schaefer
                     was elected to her current position effective April 1997. From April 1994 to
                     April 1997 Ms. Schaefer was Vice President--Human Resources of Union
                     Pacific Railroad. Age 48.

Robert W. Turner     Senior Vice President--Corporate Relations of Union Pacific. Mr. Turner was
                     elected to his current position effective August 2000. Prior thereto, Mr.
                     Turner was Vice President--Public Affairs of Champion International
                     Corporation, a paper and forest products company. Age 52.

                                       Present Principal Occupation or Employment
Name                             and Material Positions Held During the Past Five Years
----                             ------------------------------------------------------
Carl W. von Bernuth   Senior Vice President, General Counsel and Secretary of Union Pacific.
                      Mr. von Bernuth was elected Corporate Secretary effective April 1997.
                      Mr. von Bernuth has been Senior Vice President and General Counsel during the past five years. Age 57.

Charles R. Eisele     Senior Vice President of Union Pacific. Mr. Eisele was elected to his current position effective September 2001. Mr. Eisele was Vice President--Strategic
                      Planning from September 1997 to March 1999 and Vice President--Strategic
                      Planning from March 1999 to September 2001. Mr. Eisele was Vice
                      President--Purchasing for Union Pacific Railroad from April 1994 to
                      September 1997. Age 51.

Bernie R. Gutschewski Vice President--Taxes of Union Pacific. Mr. Gutschewski was elected Vice
                      President--Taxes effective August 1998. Prior thereto, Mr. Gutschewski was
                      Assistant Vice President--Tax and Financial Management of Union Pacific
                      Railroad. Age 51.

Mary E. McAuliffe     Vice President--External Relations of Union Pacific during the past five years. Age 55.

Richard J. Putz       Vice President and Controller of Union Pacific. Mr. Putz was elected Vice
                      President and Controller of Union Pacific and Chief Accounting Officer of
                      Union Pacific Railroad effective December 1, 1999. Prior thereto, Mr. Putz was Assistant Vice President and Controller of Union Pacific Railroad.
                      Age 54.

Mary S. Jones         Vice President and Treasurer of Union Pacific. Ms. Jones was elected to her current position effective March 1999. Ms. Jones served as Vice President--
                      Investor Relations from June 1998 to March 1999. Ms. Jones was Assistant
                      Vice President--Treasury and Assistant Treasurer of Union Pacific from
                      September 1996 to June 1998 and prior thereto she was Assistant Treasurer of
                      Union Pacific. Age 49.

Ivor J. Evans         President and Chief Operating Officer of Union Pacific Railroad. Mr. Evans
                      was elected to his current position effective September 1998. Prior thereto,
                      Mr. Evans was Senior Vice President of Emerson Electric Company, a
                      company engaged in the design, manufacture and sale of electrical, electromechanical, and electronic products and systems. Director of Union
                      Pacific since 1999. Age 59.

Dennis J. Duffy       Executive Vice President--Operations of Union Pacific Railroad. Mr. Duffy
                      was elected to his current position effective September 1998. Mr. Duffy was
                      Senior Vice President--Safety Assurance and Compliance Process from
                      October 1997 to September 1998. Mr. Duffy was Senior Vice President--
                      Customer Service and Planning of Union Pacific Railroad from November
                      1995 to October 1997. Age 50.

John J. Koraleski     Executive Vice President--Marketing and Sales of the Union Pacific
                      Railroad. Mr. Koraleski was elected to this position effective March 1999.
                      Mr. Koraleski served as Controller of Union Pacific from August 1998 to
                      March 1999 and as Executive Vice President--Finance of Union Pacific
                      Railroad from May 1996 to March 1999. Prior to May 1996, Mr. Koraleski
                      was Executive Vice President--Finance and Information Technologies of
                      Union Pacific Railroad. Age 50.

                                     Present Principal Occupation or Employment
Name                           and Material Positions Held During the Past Five Years
----                           ------------------------------------------------------
R. Bradley King    Executive Vice President - Network Design and Integration of Union Pacific
                   Railroad. Mr. King was elected to his current position effective September
                   1998. Mr. King was Executive Vice President--Operations from October
                   1997 to September 1998. Mr. King was Vice President--Transportation of
                   Union Pacific Railroad from November 1995 to October 1997. Age 53.

Leo H. Suggs       Chairman and Chief Executive Officer of Overnite Transportation Company.
                   Mr. Suggs was elected to his current position in April 1996. Prior thereto, Mr.
                   Suggs was President and Chief Executive Officer of Preston Trucking
                   Company, Inc., a company engaged in truck transportation. Age 62.

Philip F. Anschutz Director and Vice Chairman of Union Pacific since 1996. Chairman of the
                   Board, Chief Executive Officer and a director, The Anschutz Corporation and
                   Anschutz Company (the corporate parent of The Anschutz Corporation), with holdings in energy, transportation, communications, professional sports, agriculture and real estate, Denver, CO. Director, Forest Oil Corporation,
                   Qwest Communications International Inc. Mr. Anschutz also served as
                   President of The Anschutz Corporation and Anschutz Company until
                   December 1996, and non-executive Chairman and a director of Southern
                   Pacific Rail Corporation until September 1996. Age 61. Mr. Anschutz's business address is The Anschutz Corporation, 555 17th Street, Denver, CO
                   80202.

E. Virgil Conway   Director of Union Pacific since 1978. Former Chairman and a member of the
                   Board, Metropolitan Transportation Authority, public transportation, New
                   York, NY. Director, Accuhealth, Inc., Centennial Insurance Company.
                   Trustee, Atlantic Mutual Insurance Company, Consolidated Edison Company
                   of New York, Inc., Urstadt Biddle Properties, Inc., Mutual Funds Managed by
                   Phoenix Duff & Phelps. Age 72. Mr. Conway's business address is 101 Park
                   Avenue, New York, NY 10178.

Thomas J. Donohue  Director of Union Pacific since 1998. President and Chief Executive Officer,
                   U.S. Chamber of Commerce, business federation, Washington, DC. Director,
                   Qwest Communications International Inc., Sunrise Assisted Living, Inc., XM
                   Satellite Radio. Mr. Donohue was President and Chief Executive Officer of
                   the American Trucking Associations, the national organization of the trucking industry, through September 1997 and since such date has been President and
                   Chief Executive Officer of the U.S. Chamber of Commerce. Age 63. Mr.
                   Donohue's business address is U.S. Chamber of Commerce, 1615 "H" Street,
                   N.W., Washington, DC 20062-2000.

Archie W. Dunham   Director of Union Pacific since 2000. Chairman, President and Chief
                   Executive Officer, Conoco Inc., integrated energy company, Houston, TX.
                   Director, Louisiana-Pacific Corporation, Phelps Dodge Corporation. Mr.
                   Dunham was Executive Vice President, Exploration Production, of Conoco to
                   January 1996 when he became President and Chief Executive Officer, and added the title of Chairman in August 1999. Age 62. Mr. Dunham's business address is Conoco Inc., 600 North Dairy Ashford Road, Houston, TX
                   77079-1175.


                                        Present Principal Occupation or Employment
Name                              and Material Positions Held During the Past Five Years
----                              ------------------------------------------------------
Spencer F. Eccles      Director of Union Pacific since 1976. Chairman, Wells Fargo Intermountain
                       Banking Region, diversified financial services company, Salt Lake City, UT.
                       Director, Wells Fargo & Company, U.S. Chamber of Commerce. Mr. Eccles
                       was Chairman and Chief Executive Officer of First Security Corporation,
                       bank holding company, through October 26, 2000 and has been Chairman of
                       Wells Fargo Intermountain Banking Region since such date. Age 67.
                       Mr. Eccles' business address is Wells Fargo Intermountain Banking Region,
                       P.O. Box 30006, Salt Lake City, UT 84130.

Elbridge T. Gerry, Jr. Director of Union Pacific since 1986. Partner, Brown Brothers Harriman &
                       Co., bankers, New York, NY. Age 68. Mr. Gerry's business address is Brown
                       Brothers Harriman & Co., 59 Wall Street, New York, NY 10005.

Judith Richards Hope   Director of Union Pacific since 1988. Partner, Paul, Hastings, Janofsky &
                       Walker, law firm, Los Angeles, CA, New York, NY and Washington, DC.
                       Director, The Budd Company, General Mills, Inc., Russell Reynolds
                       Associates, Zurich Insurance Companies-U.S. Ms. Hope was Senior Partner
                       of Paul, Hastings, Janofsky & Walker through April 1997, Senior Counsel to such firm to February 1, 2000 and on April 28, 2000, was appointed a non-
                       equity Partner, effective February 1, 2000. Age 60. Ms. Hope's business address is Paul, Hastings, Janofsky & Walker, 1299 Pennsylvania Ave.,
                       N.W., Washington, DC 20004.

Richard J. Mahoney     Director of Union Pacific since 1991. Retired Chairman and Chief Executive
                       Officer, Monsanto Company, agricultural products, St. Louis, MO.
                       Distinguished Executive in Residence, Center for the Study of American
                       Business, Washington University, St. Louis, MO. Advisory Director,
                       Metropolitan Life Insurance Company. Mr. Mahoney was Chairman of the
                       Executive Committee and a director of Monsanto Company through March
                       1996 and since April 1, 1995 has been Distinguished Executive in Residence at Washington University in St. Louis. Age 67. Mr. Mahoney's business address is Center for the Study of American Business, Washington University
                       in St. Louis, Campus Box 1027, One Brookings Drive, St. Louis, MO
                       63130-4899.

Steven R. Rogel        Director of Union Pacific since 2000. Chairman, President and Chief
                       Executive Officer, Weyerhaeuser Company, integrated forest products company, Federal Way, WA. Director, Kroger Company. Mr. Rogel was
                       President and Chief Executive Officer of Willamette Industries, Inc.,
                       integrated forest products company, to December 1, 1997, President and
                       Chief Executive Officer of Weyerhaeuser Company to April 20, 1999 and
                       Chairman, President and Chief Executive Officer of Weyerhaeuser since such date. Age 59. Mr. Rogel's business address is Weyerhaeuser Company,
                       Box 9777, Federal Way, WA 98063-9777.

Richard D. Simmons     Director of Union Pacific since 1982. Retired President, International Herald
                       Tribune, communications, Washington, DC. Director, The Washington Post
                       Company, OBLOG Software Systems, Inc. Mr. Simmons was President of
                       International Herald Tribune through March 31, 1996. Age 66. Mr. Simmons'
                       business address is 105 N. Washington Street, Alexandria, VA 22314.


                                             Present Principal Occupation or Employment
Name                                   and Material Positions Held During the Past Five Years
----                                   ------------------------------------------------------
Ernesto Zedillo Ponce de Leon Director of Union Pacific since 2001. Former President of Mexico.
                              Dr. Zedillo served as President of Mexico through November 2000. Age 49.
                              Dr. Zedillo is a citizen of Mexico and his business address is Agua #110,
                              Col. Jardines del Pedregal, CP 01900 Mexico, D.F., Mexico.

   Facsimile copies of the letter of election and transmittal, properly completed and duly executed, will be accepted. The letter of election and transmittal, share certificates and any other required documents should be sent or delivered by each shareholder of Motor Cargo or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the exchange agent, at the applicable address set forth below:

                     The Exchange Agent for the Offer is:

                       WELLS FARGO BANK MINNESOTA, N.A.

                                                                       By Overnight, Hand or
            By Mail:                By Facsimile Transmission:         Express Mail Delivery:

Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A.
      Shareowner Services              Shareowner Services              Shareowner Services
  Corporate Action Department      Corporate Action Department      Corporate Action Department
         P.O. Box 64858               (800) 468-9716 (phone)         161 North Concord Exchange
 St. Paul, Minnesota 55164-0858        (651) 450-4163 (fax)       South St. Paul, Minnesota 55075

   Any questions or requests for assistance or additional copies of this preliminary prospectus, the letter of election and transmittal, the notice of guaranteed delivery and the other exchange offer materials may be directed to the information agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

                    The Information Agent for the Offer is:

[LOGO] MORROW & CO., INC.
                          445 Park Avenue, 5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000
                Banks and Brokerage Firms Call: (800) 654-2468
                   Shareholders Please Call: (800) 607-0088

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Union Pacific Corporation is a Utah corporation. Section 16-10a-901 et. seq. of the Utah Revised Business Corporation Act grants to a corporation the power to indemnify a person made a party to a lawsuit or other proceeding because such person is or was a director or officer. A corporation is further empowered to purchase insurance on behalf of any person who is or was a director or officer against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his or her status as such capacity. Union Pacific's Bylaws provide for mandatory indemnification of its directors, officers and employees in certain circumstances. Union Pacific maintains insurance on behalf of directors and officers against liability asserted against them arising out of their status as such.

   Union Pacific's Revised Articles of Incorporation, incorporated herein as
Exhibit 3.1 to this Registration Statement, eliminate in certain circumstances the personal liability of directors of Union Pacific for monetary damages for a breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 16-10a-842 of the Revised Business Corporation Act of Utah (relating to the liability of directors for unlawful distributions) or (iv) an intentional violation of criminal law.

Item 21. Exhibits and Financial Statement Schedules.


Exhibit
  No.   Description
------- -----------
 2.1    Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries,
        Inc., Union Pacific Corporation and Motor Merger Co. is incorporated herein by reference to Exhibit 2.1 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.
 3.1    Revised Articles of Incorporation of Union Pacific, as amended through April 25, 1996, are incorporated herein by reference to Exhibit 3 to Union Pacific's Quarterly Report on Form 10-Q for the quarter ended
        March 31, 1996.
 3.2    Bylaws of Union Pacific, as amended effective as of November 19, 1998, are incorporated herein by reference to Exhibit 3.1 to Union Pacific's Current Report on Form 8-K filed November 25, 1998.
 5.1    Opinion of James J. Theisen, Esq. as to the legality of the shares being issued. *
 8.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as to certain tax matters. **
23.1    Consent of Deloitte & Touche LLP.
23.2    Consent of Grant Thornton LLP.
23.3    Consent of James J. Theisen, Esq. (included in Exhibit 5.1 hereto).
23.4    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 hereto).
24.1    Powers of Attorney. *
24.2    Power of Attorney. +
99.1    Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and
        Harold R. Tate is incorporated herein by reference to Exhibit 99.2 to Union Pacific's Current Report on
        From 8-K filed on October 16, 2001.
99.2    Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and
        Marvin L. Friedland is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Current
        Report on From 8-K filed on October 16, 2001.
99.3    Letter of Election and Transmittal. *

Exhibit
  No.   Description
------- -----------
 99.4   Notice of Guaranteed Delivery. *
 99.5   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
 99.6   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees. *
 99.8   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

--------
* Previously filed as exhibits to Form S-4 (SEC File No. 333-72520) filed by Union Pacific Corporation on October 31, 2001.
+ Previously filed as an exhibit to Amendment No. 1 to Form S-4 (see File No. 333-72520) filed by Union Pacific Corporation on November 19, 2001.

** Previously filed as an exhibit to Amendment No. 2 to Form S-4 (SEC File No.
   333-72520) filed by Union Pacific Corporation on November 26, 2001.

Item 22. Undertakings.

  . The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  . The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  . The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  . Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  . The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  . The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on November 28, 2001.


                                          UNION PACIFIC CORPORATION

                                                 /s/ CARL W. VON BERNUTH
                                          By: _________________________________
                                             Name: Carl W. von Bernuth, Esq.
                                             Title:  Senior Vice President,
                                                  General Counsel and Secretary

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                      Title                       Date
        ---------                      -----                       ----

 /s/ RICHARD K. DAVIDSON  Chairman of the Board, President,  November 28, 2001
 -----------------------    Chief Executive Officer and
   Richard K. Davidson      Director (Principal Executive
                            Officer)

   /s/ JAMES R. YOUNG     Executive Vice President--         November 28, 2001
 -----------------------    Finance (Principal Financial
     James R. Young         Officer)

   /s/ RICHARD J. PUTZ    Vice President and Controller      November 28, 2001
 -----------------------    (Principal Accounting Officer)
     Richard J. Putz

            *             Director                           November 28, 2001
 -----------------------
   Philip F. Anschutz

            *             Director                           November 28, 2001
 -----------------------
    E. Virgil Conway

            *             Director                           November 28, 2001
 -----------------------
    Thomas J. Donohue

            *             Director                           November 28, 2001
 -----------------------
    Archie W. Dunham

            *             Director                           November 28, 2001
 -----------------------
    Spencer F. Eccles

            *             Director                           November 28, 2001
 -----------------------
      Ivor J. Evans

              Signature                         Title          Date
              ---------                         -----          ----

                  *                            Director  November 28, 2001
     ----------------------------
        Elbridge T. Gerry, Jr.

                  *                            Director  November 28, 2001
     ----------------------------
         Judith Richards Hope

                  *                            Director  November 28, 2001
     ----------------------------
          Richard J. Mahoney

                  *                            Director  November 28, 2001
     ----------------------------
           Stephen R. Rogel

                  *                            Director  November 28, 2001
     ----------------------------
          Richard D. Simmons

         /s/ THOMAS E. WHITAKER
     *By:
     ----------------------------
               Thomas E. Whitaker
                 Attorney-In-Fact

                                 EXHIBIT INDEX


Exhibit
  No.   Description
------- -----------

  2.1   Agreement and Plan of Merger, dated as of October 15, 2001, by and among Motor Cargo Industries,
        Inc., Union Pacific Corporation and Motor Merger Co. is incorporated herein by reference to Exhibit 2.1 to Union Pacific's Current Report on From 8-K filed on October 16, 2001.

  3.1   Revised Articles of Incorporation of Union Pacific, as amended through April 25, 1996, are incorporated herein by reference to Exhibit 3 to Union Pacific's Quarterly Report on Form 10-Q for the quarter ended
        March 31, 1996.

  3.2   Bylaws of Union Pacific, as amended effective as of November 19, 1998, are incorporated herein by reference to Exhibit 3.1 to Union Pacific's Current Report on Form 8-K filed November 25, 1998.

  5.1   Opinion of James J. Theisen, Esq. as to the legality of the shares being issued.*

  8.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as to certain tax matters.**

 23.1   Consent of Deloitte & Touche LLP.

 23.2   Consent of Grant Thornton LLP.

 23.3   Consent of James J. Theisen, Esq. (included in Exhibit 5.1 hereto).

 23.4   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 hereto).

 24.1   Powers of Attorney.*

 24.2   Power of Attorney.+

 99.1   Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and
        Harold R. Tate is incorporated herein by reference to Exhibit 99.2 to Union Pacific's Current Report on
        From 8-K filed on October 16, 2001.

 99.2   Shareholder Agreement, dated as of October 15, 2001, by and between Union Pacific Corporation and
        Marvin L. Friedland is incorporated herein by reference to Exhibit 99.3 to Union Pacific's Current
        Report on From 8-K filed on October 16, 2001.

 99.3   Letter of Election and Transmittal.*

 99.4   Notice of Guaranteed Delivery.*

 99.5   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

 99.6   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.*

 99.7   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

--------
* Previously filed as exhibits to Form S-4 (SEC File No. 333-72520) filed by Union Pacific Corporation on October 31, 2001.
+ Previously filed as an exhibit to Amendment No. 1 to Form S-4 (SEC File No. 333-72520) filed by Union Pacific Corporation on November 19, 2001.

** Previously filed as an exhibit to Amendment No. 2 to Form S-4 (SEC File No.
   333-72520) filed by Union Pacific Corporation on November 26, 2001.